Exhibit 99.5

West Fraser 2023 Annual Report

       Contents

Welcome to West Fraser	2

About West Fraser	3

Our Operations	4

Message From our President and CEO	6

Financial Highlights	8

Business Strategy	9

Our Products	10

Financial Performance	12

Management’s Discussion and Analysis	14

2023 Audited Statements	78

Consolidated Financial Statements	78

Appendix	122

Directors and Officers	123

Glossary of Key Terms	124

Corporate Information	125

Memberships and Partner Organizations	126

Product Circularity	127

Welcome to West Fraser

About West Fraser

We make renewable, wood-based building products

for the world, contributing to a more sustainable future.

West Fraser was founded nearly 70 years ago in Quesnel, British Columbia, by three brothers — Sam, Bill and Pete Ketcham — who pooled their resources to buy a small planing mill with 12 employees.

Today, West Fraser is one of the world’s largest producers of sustainable wood-based building products, with more than 60 facilities in Canada, the United States, the United Kingdom and Europe.

From responsibly sourced and sustainably managed forest resources, West Fraser produces lumber, engineered wood products (oriented strand board, laminated veneer lumber, medium-density fibreboard, plywood, and particleboard), pulp, newsprint, wood chips, other residuals, and renewable energy.

West Fraser’s products are used in home construction, repair and remodelling, industrial applications, papers, tissue, and boxes.

We aim to develop and maintain:

•	Excellence in performance and people
•	Leadership in our field
•	Challenge and satisfaction
•	Responsibility in communities in which we work
•	Profitability
•	Growth

Our Operations

West Fraser as of Dec 31, 2023

60+

34	15	9	5
Lumber Mills	OSB Mills	Engineered Wood Mills	Pulp & Newsprint Mills

~10,800	6
Employees	Renewable Energy Facilities

Our Operations West Fraser as of Dec 31, 2023 facilities in Canada, the United States, the United Kingdom and Europe 34 15 9 5 Lumber OSB Mills Engineered Pulp & Mills Wood Mills Newsprint Mills ~10,800 6 Employees Renewable Energy Facilities

British Columbia
Alberta
Edmonton
Quesnel
Vancouver
Ontario
Quebec
Minnesota
St. Laurent (R&D)
Toronto
Tennessee
North Carolina
Memphis
Arkansas
Alabama
South Carolina
Georgia
Texas
Mississippi
Louisiana
Florida
United Kingdom
Cowie
Belgium
Locations
Corporate Office
Lumber
Pulp & Newsprint
Engineered Wood Mills
Plywood
MDF, Particleboard
OSB
Veneer & LVL

2023 Annual Report | 5

British Alberta Columbia Ontario Quebec Edmonton Quesnel Minnesota St. Laurent (R&D) Vancouver Toronto Tennessee North Carolina Arkansas Memphis Alabama Carolina South Georgia Texas Mississippi Louisiana Florida Kingdom United Cowie Locations Corporate Office Lumber Pulp & Newsprint Engineered Wood Mills Belgium Plywood MDF, Particleboard OSB Veneer & LVL 2023 Annual Report | 5

Message From our President and CEO

Overall, slowing markets that began in the latter half of 2022 carried on into 2023 as higher inflation and mortgage rates dampened demand for new home construction as well as repair and remodelling spending. While lumber markets were particularly challenging, demand for our engineered wood products remained more robust.

In 2023, we achieved sales of nearly $6.5 billion and Adjusted EBITDA(1) of $561 million, representing 9% of sales. Our capital allocation strategy saw $477 million invested back into the business and we returned significant capital to shareholders, paying $100 million in dividends and $129 million in share repurchases. To date, we have repurchased 76% of the stock issued to acquire Norbord in 2021.

Although the outlook for our markets is somewhat uncertain as we head into 2024, our long-held business strategy is designed for precisely these circumstances. The strength of our people and our culture, combined with our modern, diversified manufacturing platform and a prudent balance sheet — with almost $2 billion in available liquidity — positions us to invest in our company and take advantage of opportunities that may come our way in all cycles. And over the past year, we did just that.

Beginning in January 2023, we began making a series of moves to optimize our asset portfolio. The decision to divest three pulp mills was announced this past summer, while a performance review of our North American lumber segment resulted in the indefinite curtailment of one sawmill, the permanent closure of three other sawmills and the acquisition of a sawmill and wood treater in Cochrane, Alberta. By year end, we had closed our furniture factory in southern England to focus on our core wood products business.

Putting Safety First

Safety remains our primary operating focus and in 2023 we achieved a reduction in recordable safety incidents compared to last year and our lowest rate ever for serious injuries. Our commitment to continuously improve safety remains our top priority as we work to further enhance all of our core safety systems while deepening involvement and ownership at all levels of the organization.

North America’s Leading Lumber Producer

Despite near-term challenges, we remain optimistic about the demand for lumber over the longer term given projected demand for U.S. housing and the shrinking lumber supply coming out of British Columbia (B.C.). West Fraser’s proximity to market centres and geographic diversification of our production position us well to meet future demand. In 2023, 52% of West Fraser lumber was produced in the U.S. south, 26% in Alberta and 23% in B.C.

In 2023, we have continued to execute on our strategy of modernizing our facilities to improve productivity and our environmental footprint. Construction is ongoing at our site in Henderson, Texas — a $255 million investment to redevelop the mill with start-up expected in the first half of 2025. We also completed the capital upgrades to our sawmill in Maplesville, Alabama. Our new Dudley sawmill achieved solid production and continued lowering costs, while progressing along its start-up curve. During 2023 we added a new solar energy installation at the site which will help us lower greenhouse gas emission while also lowering energy costs.

We believe these actions improve our company for the long-term and align with our strategy to be a premier, low-cost, sustainable and renewable wood building products manufacturer and key supplier to our customers.

1)	Adjusted EBITDA is a Non-GAAP financial measure. Refer to the “Non-GAAP and other specified financial measures” section of our 2023 MD&A included in this Annual Report.

A North American and European Engineered Wood Leader

Our North American engineered wood products segment, which includes manufacturing of oriented strand board (OSB) and other wood-based panels such as plywood, had strong performance in 2023, generating $589 million Adjusted EBITDA. OSB demand was strong across North America. We added to our OSB capacity in June with the startup of our mill in Allendale, South Carolina, following an $83-million capital upgrade over the past two years. When operating at full capacity, this large-scale mill is expected to be one of the lowest cost producing mills across our OSB portfolio.

In our European engineered wood products segment, our business is well positioned with a leading market position in the U.K. With a modern, well-invested asset base, we will be able to capitalize on the longer-term demand tailwinds of continuing OSB substitution for plywood and an aging housing stock. We are investing in bringing rail service into our flagship Inverness, Scotland OSB mill to expand its market reach and reduce our carbon footprint and freight costs.

Producing Responsibly

We also took steps to further advance our sustainability goals in 2023. In April, the globally-recognized, Science Based Targets Initiative (SBTi) validated our targets to materially reduce our greenhouse gas emissions by 2030. By year’s end, each of our divisions had progressed on an energy reduction roadmap that identifies ways to reduce energy consumption and cut emissions.

We share a responsibility for the communities where we operate. This includes our commitment to build meaningful relationships with Indigenous Nations and seek to find opportunities to work together for economic prosperity and community well-being. Over the past year, we furthered our work to obtain Progressive Aboriginal Relations (PAR) certification. We also invest in people and their potential through our community investment program. Our strategy saw each of our mills invest in their local communities, prioritized to strategic areas, for a total of $4.8 million invested in more than 500 community partnerships in 2023.

Advancing People and Culture

What sets West Fraser apart from our competitors is the commitment, skills and performance of our people. In 2023, we continued to advance our internal learning programs for our employees and provided development opportunities that help support our culture of excellence and high performance. We also took steps this year to foster a more inclusive workplace, and launched a new Health and Wellness program, supported by tools and resources to help everyone bring their best self to work every day. For the eleventh consecutive year, West Fraser was named one of Canada’s Top 100 Employers.

Driving Value

We can be proud of what we achieved in 2023. As we look back, I would like to thank Ray Ferris, who retired as President and CEO at the end of 2023, following a 26-year career of progressive growth with West Fraser. I am grateful to the Board of Directors for their support of the entire management team. And I would like to acknowledge the enormous effort of our employees for delivering solid results and helping position a West Fraser that is ready to embrace the future.

As we move into 2024, although near-term uncertainties exist across the industry, we are confident in the company’s geographic and product diversity — which combined with the right strategy, people, assets and financial flexibility — will allow us to thrive as we embrace the many challenges and opportunities that lie ahead.

Sean McLaren

President and Chief Executive Officer

2023 Annual Report | 7

Financial Highlights

Achieved	Delivered	Invested

$6.5b	$561m	$477m

in sales	Adjusted EBITDA, representing 9% of sales	capital to maintain and improve the business

Repurchased	Returned	Available

$129m	$100m	$1.95b

worth of shares	in dividends	liquidity at year-end, including $900 m of cash

Rated

Investment Grade

by three leading rating agencies

Business Strategy

Our business strategy focuses on profitability and excellence in people, driven by three key elements.

2023 Annual Report | 9

Our Products

Why Wood

Wood is a sustainable, high-value building material that stores carbon. With the least embodied energy of all major building materials, it requires less energy from harvest to transport, manufacturing, installation, maintenance and disposal or recycling. Wood is known for its strength and durability in addition to its visual appeal when used in building structures and finishings.

2023 Sales by Business Segment to External Customers

in millions of U.S. dollars

European Engineered Wood Products
8%
$517
Lumber
42%
$2,722
Pulp & Paper
10%
$612
$6.5 b
Total Sales
North American Engineered Wood Products
40%
$2,602

Our Products

SPF	SYP

Spruce Pine Fir (SPF) is a species that includes Engelmann spruce, white spruce, hybrid white spruce, lodgepole pine and subalpine fir. This lumber is lightweight, easily worked, takes paint well, holds nails well and exhibits small knots.

Southern Yellow Pine (SYP), known for its strength and durability, grows in the southern United States from Virginia to Florida and west to Texas. SYP lumber is a versatile product used in a variety of applications.

OSB	Plywood

Oriented Strand Board (OSB) is a versatile structural wood panel. Used in roofs, walls and floor applications, OSB makes use of wood that may not otherwise have commercial value, which helps to maximize forest utilization.

Plywood is made from multiple layers, or ply, of softwood veneer glued together with the grain of each layer perpendicular to adjacent layers. Plywood panels have superior dimensional stability, two-way strength and stiffness properties and an excellent strength-to-weight ratio.

LVL	MDF

Laminated Veneer Lumber (LVL) is manufactured primarily for structural framing in residential and commercial construction. LVL is made from rotary-peeled veneers bonded together under heat and pressure into large panels that are cut into a range of widths.

Medium-Density Fibreboard (MDF) is an engineered non-structural wood panel made from 100% western white softwoods that have a consistent light sandy colour. The purity and long fibre allow the finishing to fit a variety of interior applications.

Particleboard	Pulp

Particleboard is a non-structural, engineered wood panel produced by pressing recycled wood fibre to create a product with a consistent, pristine surface that caters to many everyday applications, such as furniture or cabinets.

Pulp is created through a chemical process, transforming chips into pulp fibres. The fibres, often referred to as reinforcing pulp, are very strong and are the basis for an extensive range of high-end paper products, from tissues and paper towels to cardboard and packaging materials.

2023 Annual Report | 11

Financial Performance

Five-Year Financial Review

(in millions of U.S. dollars, except where indicated)

	2023	2022	2021	2020	2019

Earnings

Sales	6,454	9,701	10,518	4,373	3,673

Cost of product sold	(4,685)	(5,142)	(4,645)	(2,559)	(2,750)

Freight and other distribution costs	(894)	(963)	(846)	(529)	(538)

Export duties, net[1]	(8)	(18)	(146)	(57)	(122)

Amortization	(541)	(589)	(584)	(203)	(195)

Selling, general and administration	(307)	(365)	(312)	(185)	(159)

Equity-based compensation	(25)	(5)	(40)	(9)	(4)

Restructuring and impairment charges	(279)	(60)	—	—	(25)

Operating earnings	(284)	2,559	3,945	831	(120)

Finance income (expense), net	51	(3)	(45)	(27)	(37)

Other income (expense)	5	37	(2)	(14)	(8)

Tax recovery (provision)	61	(618)	(951)	(202)	52
Earnings	(167)	1,975	2,947	588	(113)

Adjusted EBITDA[2]	561	3,212	4,569	1,043	104

Cash flows from operating activities	525	2,207	3,552	968	87

Capital expenditures	477	477	635	180	309

Financial position

Current assets	2,377	2,749	3,217	1,336	883

PPE & timber licenses	4,211	4,333	4,468	2,029	2,028

Goodwill & other intangibles	2,307	2,358	2,440	591	594

Export duty deposits[3]	377	354	242	178	61

Other assets	137	175	58	35	20

Deferred income tax assets	6	4	8	9	8

Total assets	9,415	9,973	10,433	4,178	3,594

Current liabilities	750	792	1,206	528	644

Long-term debt (including current portion)	499	499	499	500	500

Other liabilities	260	268	360	408	350

Deferred income tax liabilities	683	795	712	264	195

Shareholders’ equity	7,223	7,619	7,656	2,478	1,905

Total liabilities & equity	9,415	9,973	10,433	4,178	3,594

Sales	Adjusted EBITDA[2]	Cash flows from operating activities
in millions of U.S. dollars	in millions of U.S. dollars	in millions of U.S. dollars

	2023	2022	2021	2020	2019

Per common share (dollars)

Basic EPS	(2.01)	21.06	27.03	8.56	(1.64)

TSX Price range (CAD):

High	121.66	132.91	124.74	86.50	80.13

Low	88.61	89.95	73.30	21.60	43.93

Close	113.36	97.77	120.68	81.78	57.28

NYSE Price range:

High	91.44	102.96	97.59	n/a	n/a

Low	64.11	68.75	61.36	n/a	n/a

Close	85.58	72.29	95.36	n/a	n/a

Dividends declared per share	1.20	1.15	0.76	0.56	0.60

Shares outstanding at year-end (‘000s)	81,721	83,555	105,929	68,679	68,663

Ratios

Net debt to capitalization[4]	-5%	-9%	-16%	2%	29%

Number of employees at year-end	10,771	11,056	10,928	8,115	8,200

Shipments

SPF Lumber (MMfbm)	2,711	2,705	3,176	3,214	3,363

SYP Lumber (MMfbm)	2,882	3,036	2,649	2,861	2,692

NA OSB (MMsf 3/8” basis)	6,380	6,006	5,674	—	—

EU OSB (MMsf 3/8” basis)	1,023	977	1,010	—	—

Pulp (Mtonnes)	913	968	1,033	1,132	1,173

1.	Export duties for 2023 are net of a $62 million recovery related to the USDOC finalization of the duty rates for the AR4 POI dated January 1, 2021 to December 31, 2021.
Export duties for 2022 are net of a $81 million recovery related to the USDOC finalization of the duty rates for the AR3 POI dated January 1, 2020 to December 31, 2020.
Export duties for 2021 are net of a $55 million recovery related to the USDOC finalization of the duty rates for the AR2 POI dated January 1, 2019 to December 31, 2019.
Export duties for 2020 are net of a $95 million recovery related to the USDOC finalization of the duty rates for the AR1 POI dated April 28, 2017 to December 31, 2018.
2.

Adjusted EBITDA is a non-GAAP financial measure. Refer to the “Non-GAAP and Other Specified Financial Measures” section of our 2023 MD&A included in this Annual Report for more information on this measure. Effective January 1, 2022, and for all comparative periods, export duties are no longer excluded from the definition of Adjusted EBITDA.

3.	Export duty deposits for 2022 include export duty receivable of $81 million for the AR3 POI dated January 1, 2020 to December 31, 2020.
Export duty deposits for 2021 include export duty receivable of $55 million for the AR2 POI dated January 1, 2019 to December 31, 2019.
Export duty deposits for 2020 include export duty receivable of $95 million for the AR1 POI dated April 28, 2017 to December 31, 2018.
4.

Net debt to capitalization is a non-GAAP financial measure. Refer to the “Non-GAAP and Other Specified Financial Measures” section of our 2023 MD&A included in this Annual Report for more information on this measure

SPF Lumber shipments	SYP Lumber shipments	NA OSB shipments	EU OSB shipments
in MMfbm	in MMfbm	in MMsf 3/8” basis	in MMsf 3/8” basis

2023 Annual Report | 13

Management’s Discussion and Analysis

INTRODUCTION

This discussion and analysis by management (“MD&A”) of West Fraser Timber Co. Ltd.’s (“West Fraser”, the “Company”, “we”, “us”, or “our”) financial performance for the year and three months ended December 31, 2023 should be read in conjunction with our annual audited consolidated financial statements and accompanying notes for the year ended December 31, 2023 (the “Annual Financial Statements”).

The Company’s fiscal year is the calendar year ending December 31. Effective January 1, 2023, the Company’s fiscal quarters are the 13-week periods ending on the last Friday of March, June, and September with the fourth quarter ending on December 31. References to the three months ended December 31, 2023 and the fourth quarter of 2023 relate to the period between September 30, 2023 and December 31, 2023.

Unless otherwise indicated, the financial information contained in this MD&A is derived from our Annual Financial Statements, which have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”). This MD&A uses various Non-GAAP and other specified financial measures, including “Adjusted EBITDA”, “Adjusted EBITDA by segment”, “available liquidity”, “total debt to capital ratio”, “net debt to capital ratio”, and “expected capital expenditures”. An explanation with respect to the use of these Non-GAAP and other specified financial measures is set out in the section titled “Non-GAAP and Other Specified Financial Measures”.

This MD&A includes statements and information that constitute “forward-looking information” within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of United States securities laws (collectively, “forward-looking statements”). Please refer to the cautionary note entitled “Forward-Looking Statements” below for a discussion of these forward-looking statements and the risks that impact these forward-looking statements.

Dollar amounts are expressed in the United States (“U.S.”) currency unless otherwise indicated. This MD&A uses capitalized terms, abbreviations and acronyms that are defined under “Glossary of Key Terms”. Figures have been rounded to millions of dollars to reflect the accuracy of the underlying balances and as a result certain tables may not add due to rounding impacts. The information in this MD&A is as at February 14, 2024 unless otherwise indicated.

OUR BUSINESS AND STRATEGY

West Fraser is a diversified wood products company with facilities in Canada, the U.S., the U.K. and Europe, manufacturing, selling, marketing and distributing lumber, engineered wood products (OSB, LVL, MDF, plywood, particleboard), pulp, newsprint, wood chips and other residuals and renewable energy. As at December 31, 2023, our business is comprised of 34 lumber mills, 15 OSB facilities, 6 renewable energy facilities, 3 plywood facilities, 3 MDF facilities, 2 treated wood facilities, 1 particleboard facility, 1 LVL facility, 1 veneer facility, and 5 pulp and paper mills (as at December 31, 2023, three of our pulp mills are held for sale, one of which has since been sold).

Our goal at West Fraser is to generate strong financial results through the business cycle, supported by robust product and geographic diversity, and relying on our committed workforce, the quality of our assets and our well-established people and culture. This culture emphasizes cost control in all aspects of the business and operating in a responsible, sustainable, financially conservative and prudent manner.

The North American wood products industry is cyclical and periodically faces difficult market conditions. Our earnings are sensitive to changes in world economic conditions, primarily those in North America, Asia and Europe and particularly to the U.S. housing market for new construction and repair and renovation spending. Most of our revenues are from sales of commodity products for which prices are sensitive to variations in supply and demand. As many of our costs are denominated in Canadian dollars, British pounds sterling and Euros, exchange rate fluctuations of the Canadian dollar,

British pound sterling and Euro against the United States dollar can and are anticipated to be a significant source of earnings volatility for us.

West Fraser strives to make sustainability a central principle upon which we and our people operate, and we believe the Company’s renewable building materials that sequester carbon are a truly natural solution in the fight against climate change. There are numerous government initiatives and proposals globally to address climate-related issues. Within the jurisdictions of West Fraser’s operations, some of these initiatives would regulate, and do regulate and/or tax the production of carbon dioxide and other greenhouse gases to facilitate the reduction of carbon emissions, providing incentives to produce and use cleaner energy. In April 2023, the Science Based Targets Initiative (“SBTi”) completed its validation of the science-based targets we set in the first quarter of 2022. This validation further supports West Fraser’s plan to achieve near-term greenhouse gas (“GHG”) reductions across all our operations located in the United States, Canada, U.K. and Europe.

We believe that maintaining a strong balance sheet and liquidity profile, along with our investment-grade debt rating, enables us to execute a balanced capital allocation strategy. Our goal is to reinvest in our operations across all market cycles to strategically enhance productivity, product mix, and capacity and to maintain a leading cost position. We believe that a strong balance sheet also provides the financial flexibility to capitalize on growth opportunities, including the pursuit of opportunistic acquisitions and larger-scale strategic growth initiatives, and is a key tool in managing our business over the long term including returning capital to shareholders.

RECENT DEVELOPMENTS

Markets

In North America, changes in new home construction activity in the U.S. are a significant driver of lumber and OSB demand. According to the U.S. Census Bureau, the seasonally adjusted annualized rate of U.S. housing starts averaged 1.46 million units in December 2023, with permits issued averaging 1.50 million units. U.S. housing starts were 1.41 million units for full year 2023, down 9% from 1.55 million units in 2022. The level of new housing construction began to rebound somewhat in the final months of the year as central bankers paused rate increases and inflation and mortgage rates moderated. Coupled with ongoing evidence of easing inflationary risks, the latest rate hiking cycle appears to be nearing its end. Low supply of existing homes for sale and a large cohort of the population entering the typical home buying age demographic are expected to support longer-term core demand for home construction activity. Notwithstanding these factors, should the economy and employment slow more broadly, interest rates begin to track meaningfully higher or housing prices not adjust sufficiently lower to offset a potential rise in mortgage rates, housing affordability may be adversely impacted, which could reduce near-term demand for new home construction and thus near-term demand for our wood-based building products.

In the fourth quarter, demand for our products used in repair and remodelling applications was relatively stable but remained below the elevated demand levels seen in recent years. There is a risk that historically low rates of existing home sales and a slowing economy will put further downward pressure on short-term repair and remodelling demand, consistent with near-term industry forecasts for repair and remodelling spending. However, over the medium and longer term, an aging housing stock and stabilization of inflation and interest rates are expected to stimulate renovation and repair spending that supports growth in lumber, plywood and OSB demand.

Regarding lumber supply fundamentals, significant new capacity announcements in the U.S. South have not translated into a meaningful increase in overall domestic supply. Capacity contraction within other key lumber producing regions of North America have contributed to this trend, as have meaningful reductions in production from less competitive mills in the U.S. South, a region that is generally lower-cost but is also heterogeneous in terms of mill costs associated with fibre supply, modernization levels and labour reliability. Lower demand from offshore markets for North American lumber is also a continuing factor, resulting in more domestically produced lumber remaining in the continent. Imports of lumber from Europe, which had been elevated earlier in 2023, have slowed in recent months. However, should this import trend reverse and head higher again, the rebalancing of supply and demand for lumber products in North America could experience an extended time to recovery, particularly for SPF products that compete more directly with European lumber imports. In the very near term, unusually warm weather in Western Canada has hampered logging activities so far this winter, which has limited the accumulation of log inventories at some of our mills and has the potential to constrain our ability to manufacture and ship SPF lumber.

2023 Annual Report | 15

A number of OSB mill greenfield and re-start projects have been announced in recent years, although actual new supply has been slow to come to market. We believe this is largely a function of extended vendor equipment backlogs and limited contractor availability, coupled with the 18-24 month start-up curves typical of OSB mills. While some of the announced mill projects are apt to be completed over the near-to-medium term, we continue to see meaningful constraints to significant new OSB supply in the near term. However, should new OSB supply come to market sooner, and production ramp more quickly than is typical for mill start-ups, OSB markets may experience a period of imbalance between supply and demand.

Completion of the Spray Lake Acquisition

On November 17, 2023, we completed the acquisition of the Spray Lake lumber mill located in Cochrane, Alberta and associated timber tenures for $102 million (CAD$140 million), net of cash acquired of $1 million. This acquisition has been accounted for as an acquisition of a business in accordance with IFRS 3, Business Combinations. Note 3 to our Annual Financial Statements provides details on the preliminary purchase price allocation as at December 31, 2023.

Facility Closures and Curtailments

On January 9, 2024, we announced the permanent closure of our lumber mill in Maxville, Florida and the indefinite curtailment of operations at our lumber mill in Huttig, Arkansas. High fibre costs at Maxville and the current low-price commodity environment have impaired the ability of both mills to profitably operate. In aggregate, this will reduce our U.S. lumber capacity by approximately 270 million board feet. The closure of Maxville and the indefinite curtailment of our Huttig lumber mill better aligns our U.S. lumber capacity with demand. We recorded restructuring and impairment charges of $47 million in the fourth quarter of 2023 associated with this announcement.

On January 22, 2024, we announced the permanent closure of our lumber mill in Fraser Lake, B.C., following an orderly wind-down. The decision is the result of our inability to access economically viable fibre in the region and will reduce our Canadian lumber capacity by approximately 160 million board feet. We recorded restructuring and impairment charges of $81 million in the fourth quarter of 2023 related to facility closures and curtailments due to availability of economic fibre sources in B.C.

Completion of sale of Hinton pulp mill

On July 10, 2023, we announced an agreement to sell our unbleached softwood kraft pulp mill in Hinton, Alberta to Mondi Group plc (“Mondi”). The transaction closed on February 3, 2024 following the completion of regulatory reviews and satisfaction of customary closing conditions.

CVD and ADD Duty Rates

On February 1, 2024, the USDOC released the preliminary results from AR5 POI covering the 2022 calendar year, which indicated a rate of 6.74% for CVD and 5.33% for ADD for West Fraser. The duty rates are subject to an appeal process, and we will record an adjustment once the rates are finalized. If the AR5 rates were to be confirmed, it would result in an expense of $35 million before the impact of interest for the POI covered by AR5. This adjustment would be in addition to the amounts already recorded on our balance sheet. If these rates were finalized, our combined cash deposit rate would be 12.07%.

Senior Leadership Transition

Effective January 1, 2024, Sean McLaren succeeded Ray Ferris as President and Chief Executive Officer and joined the Board of Directors.

 ANNUAL RESULTS

Summary Annual Results ($ millions, except as otherwise indicated)	2023	2022	2021

Earnings

Sales	$6,454	$9,701	$10,518

Cost of products sold	(4,685)	(5,142)	(4,645)

Freight and other distribution costs	(894)	(963)	(846)

Export duties, net	(8)	(18)	(146)

Amortization	(541)	(589)	(584)

Selling, general and administration	(307)	(365)	(312)

Equity-based compensation	(25)	(5)	(40)

Restructuring and impairment charges	(279)	(60)	—

Operating earnings (loss)	(284)	2,559	3,945

Finance income (expense), net	51	(3)	(45)

Other income (expense)	5	37	(2)

Tax recovery (provision)	61	(618)	(951)

Earnings (loss)	$(167)	$1,975	$2,947

Adjusted EBITDA[1]	$561	$3,212	$4,569

Basic earnings (loss) per share ($)	(2.01)	21.06	27.03

Diluted earnings (loss) per share ($)	(2.01)	20.86	27.03

Cash dividends declared per share[2] ($)	1.20	1.15	0.76

Total assets	9,415	9,973	10,433

Long-term debt, non-current	199	499	499

Long-term debt, total	499	499	499

1.	This is a non-GAAP financial measure. Refer to the “Non-GAAP and Other Specified Financial Measures” section of this document for more information on this measure.
2.

Cash dividends declared during the year ended December 31, 2021 were comprised of CAD$0.70 per share in aggregate for the first three quarters and USD$0.20 per share for the fourth quarter. The CAD amounts have been translated to USD for presentation purposes using the average exchange rate during the quarter that the dividends were declared.

In 2023, our revenues were $6,454 million and we incurred a loss of $167 million, or $2.01 of diluted loss per share. This compares with revenues of $9,701 million and earnings of $1,975 million, or $20.86 of diluted earnings per share, in 2022, and revenues of $10,518 million and earnings of $2,947 million, or $27.03 of diluted earnings per share, in 2021. Our 2023 results were impacted primarily by decreases in lumber and OSB pricing, offset in part by lower input costs. We recorded higher restructuring and impairment charges in 2023 related to the sale of certain of our pulp mills as well as announced facility closures and curtailments in our lumber segment.

2023 Annual Report | 17

Discussion & Analysis of Annual Results by Product Segment

Lumber Segment

Lumber Segment Earnings ($ millions unless otherwise indicated)	2023	2022

Sales

Lumber	$2,436	$4,077

Wood chips and other residuals	287	309

Logs and other	71	79

	2,794	4,465

Cost of products sold	(2,215)	(2,489)

Freight and other distribution costs	(405)	(435)

Export duties, net	(8)	(18)

Amortization	(185)	(186)

Selling, general and administration	(164)	(194)

Restructuring and impairment charges	(137)	(31)

Operating earnings (loss)	(319)	1,111

Adjusted EBITDA[1]	$2	$1,328

Capital expenditures	$253	$184

SPF (MMfbm)

Production	2,687	2,635

Shipments	2,711	2,705

SYP (MMfbm)

Production	2,860	3,018

Shipments	2,882	3,036

1.

This is a non-GAAP financial measure. Refer to the “Non-GAAP and Other Specified Financial Measures” section of this document for more information on this measure. 2023 Adjusted EBITDA was impacted by a one-time charge of $2 million related to inventory purchase price accounting related to the Spray Lake lumber mill acquisition.

Sales and Shipments

Lumber sales decreased compared to 2022 due primarily to lower product pricing and, to a lesser extent, lower shipments. The price variance resulted in a decrease in operating earnings and Adjusted EBITDA of $1,588 million compared to 2022.

SPF shipment volumes were comparable versus 2022. SPF shipment volumes in Q1-23 increased year-over-year as Q1-22 was impacted by disruptions to rail and truck services resulting from severe weather and flooding in B.C. carried over from Q4-21. This increase was substantially offset by lower shipment volumes resulting from weaker demand during the balance of the year.

SYP shipment volumes decreased compared to 2022 due primarily to reductions in production volumes, discussed further in the section below.

The volume variance resulted in an increase in operating earnings and Adjusted EBITDA of $4 million compared to 2022.

	2023		2022

SPF Sales by Destination	MMfbm	%	MMfbm	%

U.S.	1,760	65%	1,755	65%

Canada	878	32%	837	31%

Other	73	3%	113	4%

	2,711		2,705

We ship SPF to several export markets, while our SYP sales are almost entirely within the U.S. The relative proportion of shipments of SPF by destination was comparable versus prior year. Exports of SPF outside North America have declined in recent years due to reduced exports of low-grade lumber to China.

Wood chip and other residual sales decreased compared to 2022 due primarily to decreases in the pricing of chips and lower lumber production in the U.S. South. Logs and other sales were broadly comparable to prior year.

Costs and Production

SPF production volumes were comparable versus 2022 due primarily to fewer reductions in operating schedules taken in the current year, offset in part by the impact of the previously announced permanent curtailment of one shift at our Fraser Lake and Williams Lake lumber mills and reduced production at certain of our lumber mills in Alberta in the summer due to wildfire evacuation impacts.

SYP production volumes decreased compared to 2022 due primarily to the curtailment of operations at our lumber mill in Perry, Florida and incremental production curtailments to manage inventory.

Cost inflation across a number of our inputs including supplies and materials, energy, labour costs, and transportation has moderated.

Costs of products sold decreased compared to 2022 due primarily to lower log and manufacturing costs in our Canadian operations, lower SYP shipment volumes, and a favourable $77 million variance relating to inventory write-downs. We recorded significant inventory valuation reserves in Q4-22 due to low product pricing at period-end. Required inventory valuation reserves were lower in 2023 due to decreases in inventory costs, primarily from lower log costs, and lower overall inventory levels. Log harvesting in Western Canada in Q4-23 has been slowed by warm weather.

Most of our SPF log requirements are harvested from crown lands owned by the provinces of B.C. or Alberta. B.C.’s stumpage system is tied to reported lumber prices, with a time lag, and publicly auctioned timber harvesting rights. Alberta’s stumpage system is correlated to published lumber prices with a shorter time lag.

SPF log costs decreased compared to 2022 due primarily to lower stumpage rates in Alberta and B.C. and lower purchased log costs.

SPF unit manufacturing costs decreased compared to 2022 due primarily to lower energy, supplies and materials, and labour costs. The weakening of the CAD against the USD was also a contributing factor.

SYP log costs decreased compared to 2022 as availability of logs improved. SYP unit manufacturing costs increased compared to 2022 due to higher maintenance and labour costs, offset by lower energy costs.

Freight and other distribution costs decreased compared to 2022 due primarily to lower trucking rates, favourable changes in customer geography mix, and lower shipment volumes.

Export duty expense decreased compared to 2022. As disclosed in the table below, prior to consideration of the impact of duty recoveries attributable to finalization of POIs, export duties for 2023 decreased compared to 2022 due primarily to lower pricing, and a lower CVD cash deposit rate, offset in part by a higher estimated ADD rate. Export duties in 2023

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included a recovery of $62 million related to the USDOC finalization of AR4 duty rates whereas export duties in 2022 included a recovery of $81 million related to the USDOC finalization of AR3 duty rates.

The following table reconciles our cash deposits paid during the year to the amount recorded in our statements of earnings:

Duty impact on earnings ($ millions)	2023	2022

Cash deposits paid[1]	$(53)	$(117)

Adjust to West Fraser Estimated ADD rate[2]	(17)	18

Export duties, net	(70)	(99)

Duty recovery attributable to AR3[3]	—	81

Duty recovery attributable to AR4[4]	62	—

Net duty recovery (expense)	(8)	(18)

Net interest income on duty deposits receivable	$27	$9

1.

Represents combined CVD and ADD cash deposit rate of 11.12% for January 1 to January 9, 2022, 11.14% for January 10 to August 8, 2022, and 8.25% from August 9, 2022 to July 31, 2023, and 9.25% from August 1 to December 31, 2023.

2.	Represents adjustment to West Fraser Estimated ADD rate of 8.84% for 2023 and 4.52% for 2022.
3.	$81 million represents the duty recovery attributable to the finalization of AR3 duty rates for the 2020 POI. The final CVD rate was 3.62% and the final ADD rate was 4.63% for AR3.
4.	$62 million represents the duty recovery attributable to the finalization of AR4 duty rates for the 2021 POI. The final CVD rate was 2.19% and the final ADD rate was 7.06% for AR4.

Amortization expense was comparable versus 2022.

Selling, general and administration costs decreased compared to 2022 due primarily to lower variable compensation costs, offset in part by annual salary increases.

Restructuring and impairment charges of $137 million were recorded in 2023. Of this amount, $128 million related to facility closures and curtailments due to availability of economic fibre sources in the U.S. South and B.C. The remaining balance relates to impairment losses relating to an equity accounted investment that produces and distributes wood pellets and the closure of a regional corporate office.

Restructuring and impairment charges of $31 million were recorded in 2022 relating to the curtailment of operations at our lumber mill in Perry, Florida.

Operating earnings for the Lumber Segment decreased by $1,430 million compared to 2022 for the reasons explained above.

Adjusted EBITDA for the Lumber Segment decreased by $1,326 million compared to 2022. The following table shows the Adjusted EBITDA variance for the period. The impact of the contribution from our Spray Lake lumber mill from November 17, 2023, the date of acquisition, to December 31, 2023 is nominal and included under Other. This impact includes a one time charge of $2 million related to inventory purchase price accounting. The impact of changes in pricing, cost and volume for wood chip and other residuals is also included under Other. Energy revenues were also lower compared to the prior year.

Adjusted EBITDA ($ millions)	2022 to 2023

Adjusted EBITDA - comparative period	$1,328

Price	(1,588)

Volume	4

Changes in export duties	11

Changes in costs	206

Impact of inventory write-downs	77

Other	(36)

Adjusted EBITDA - current period	$2

Softwood Lumber Dispute

On November 25, 2016, a coalition of U.S. lumber producers petitioned the USDOC and the USITC to investigate alleged subsidies to Canadian softwood lumber producers and levy CVD and ADD duties against Canadian softwood lumber imports. The USDOC has and continues to choose us as a “mandatory respondent” to both the countervailing and antidumping investigations, and as a result, we have received unique company-specific rates.

Developments in CVD and ADD rates

We began paying CVD and ADD duties in 2017 based on the determination of duties payable by the USDOC. The CVD and ADD cash deposit rates are updated upon the finalization of the USDOC’s AR process for each POI, as summarized in the tables below.

On March 14, 2023, the USDOC initiated AR5 POI covering the 2022 calendar year. West Fraser was selected as a mandatory respondent, which will result in West Fraser continuing to be subject to a company-specific rate.

The respective Cash Deposit Rates, the AR POI Final Rate and the West Fraser Estimated ADD Rate for each period are as follows:

Effective dates for CVD	Cash Deposit Rate	AR POI Final Rate

AR1 POI[1,2]

April 28, 2017 - August 24, 2017	24.12%	6.76%

August 25, 2017 - December 27, 2017	— %	— %

December 28, 2017 - December 31, 2017	17.99%	6.76%

January 1, 2018 - December 31, 2018	17.99%	7.57%

AR2 POI[3]

January 1, 2019 - December 31, 2019	17.99%	5.08%

AR3 POI[4]

January 1, 2020 - November 30, 2020	17.99%	3.62%

December 1, 2020 - December 31, 2020	7.57%	3.62%

AR4 POI[5]

January 1, 2021 - December 1, 2021	7.57%	2.19%

December 2, 2021 - December 31, 2021	5.06%	2.19%

AR5 POI[6]

January 1, 2022 – January 9, 2022	5.06%	n/a

January 10, 2022 – August 8, 2022	5.08%	n/a

August 9, 2022 - December 31, 2022	3.62%	n/a

AR6 POI[7]

January 1, 2023 - July 31, 2023	3.62%	n/a

August 1, 2023 - December 31, 2023	2.19%	n/a

1.

On April 24, 2017, the USDOC issued its preliminary rate in the CVD investigation. The requirement that we make cash deposits for CVD was suspended on August 24, 2017, until the USDOC published the revised rate.

2.	On November 24, 2020, the USDOC issued the final CVD rate for the AR1 POI.
3.

On November 24, 2021, the USDOC issued the final CVD rate for the AR2 POI. On January 10, 2022, the USDOC amended the final CVD rate for the AR2 POI from 5.06% to 5.08% for ministerial errors. This table only reflects the final rate.

4.	On August 4, 2022, the USDOC issued the final CVD rate for the AR3 POI.
5.	On August 1, 2023, the USDOC issued the final CVD rate for the AR4 POI.
6.	The CVD rate for the AR5 POI will be adjusted when AR5 is complete and the USDOC finalizes the rate, which is not expected until 2024.
7.	The CVD rate for the AR6 POI will be adjusted when AR6 is complete and the USDOC finalizes the rate, which is not expected until 2025.

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Effective dates for ADD	Cash Deposit Rate	AR POI Final Rate	West Fraser Estimated Rate

AR1 POI[1,2]

June 30, 2017 - December 3, 2017	6.76%	1.40%	1.46%

December 4, 2017 - December 31, 2017	5.57%	1.40%	1.46%

January 1, 2018 - December 31, 2018	5.57%	1.40%	1.46%

AR2 POI[3]

January 1, 2019 - December 31, 2019	5.57%	6.06%	4.65%

AR3 POI[4]

January 1, 2020 - November 29, 2020	5.57%	4.63%	3.40%

November 30, 2020 - December 31, 2020	1.40%	4.63%	3.40%

AR4 POI[5]

January 1, 2021 - December 1, 2021	1.40%	7.06%	6.80%

December 2, 2021 - December 31, 2021	6.06%	7.06%	6.80%

AR5 POI[6]

January 1, 2022 - August 8, 2022	6.06%	n/a	4.52%

August 9, 2022 - December 31, 2022	4.63%	n/a	4.52%

AR6 POI[7]

January 1, 2023 - July 31, 2023	4.63%	n/a	8.84%

August 1, 2023 - December 31, 2023	7.06%	n/a	8.84%

1.	On June 26, 2017, the USDOC issued its preliminary rate in the ADD investigation effective June 30, 2017.
2.	On November 24, 2020, the USDOC issued the final ADD rate for the AR1 POI.
3.	On November 24, 2021, the USDOC issued the final ADD rate for the AR2 POI.
4.	On August 4, 2022, the USDOC issued the final ADD rate for the AR3 POI.
5.

On July 31, 2023, the USDOC issued the final ADD rate for the AR4 POI. On September 7, 2023, the USDOC amended the final ADD rate for the AR4 POI from 6.96% to 7.06% for ministerial errors. This table only reflects the final rate.

6.	The ADD rate for the AR5 POI will be adjusted when AR5 is complete and the USDOC finalizes the rate, which is not expected until 2024.
7.	The ADD rate for the AR6 POI will be adjusted when AR6 is complete and the USDOC finalizes the rate, which is not expected until 2025.

Accounting policies for duties

The CVD and ADD rates apply retroactively for each POI. We record CVD as export duty expense at the cash deposit rate until an AR finalizes a new applicable rate for each POI. We record ADD as export duty expense by estimating the rate to be applied for each POI by using our actual results and a similar calculation methodology as the USDOC and adjust when an AR finalizes a new applicable rate for each POI. The difference between the cumulative cash deposits paid and cumulative export duty expense recognized for each POI is recorded on our balance sheet as export duty deposits receivable or payable.

The difference between the cash deposit amount and the amount that would have been due based on the final AR rate will incur interest based on the U.S. federally published interest rate. We record interest income on our duty deposits receivable, net of any interest expense on our duty deposits payable, based on this rate.

Appeals

On May 22, 2020, the North American Free Trade Agreement (“NAFTA”) panel issued its final decision on “Injury”. The NAFTA panel rejected the Canadian parties’ arguments and upheld the USITC’s remand determination in its entirety.

On August 28, 2020, the World Trade Organization’s (“WTO”) dispute-resolution panel ruled unanimously that U.S. countervailing duties against Canadian softwood lumber are inconsistent with the WTO obligations of the United States. The decision confirmed that Canada does not subsidize its softwood lumber industry. On September 28, 2020, the U.S. announced that it would appeal the WTO panel’s decision.

Under U.S. trade law, the International Trade Commission (“ITC”) must review antidumping and countervailing orders every 5 years from the date of issuance. This process is referred to as a “Sunset Review”. On November 30, 2023, the ITC voted to maintain the ADD and CVD orders on softwood lumber from Canada on the grounds that the revocation would likely lead to the continuation or recurrence of material injury to the U.S. domestic industry within a reasonably foreseeable time.

The softwood lumber case will continue to be subject to NAFTA or the new Canada-United States-Mexico Agreement (“CUSMA”), WTO dispute resolution processes, and litigation in the U.S. In the past, long periods of litigation have led to negotiated settlements and duty deposit refunds. In the interim, duties remain subject to the USDOC AR process, which results in an annual adjustment of duty deposit rates.

Notwithstanding the deposit rates assigned under the investigations, our final liability for CVD and ADD will not be determined until each annual administrative review process is complete and related appeal processes are concluded.

North America Engineered Wood Products Segment

NA EWP Segment Earnings ($ millions unless otherwise indicated)	2023	2022

Sales

OSB	$1,998	$3,004

Plywood, LVL and MDF	587	759

Wood chips, logs and other	23	26

	2,608	3,789

Cost of products sold	(1,594)	(1,677)

Freight and other distribution costs	(329)	(329)

Amortization	(273)	(306)

Selling, general and administration	(96)	(106)

Operating earnings	316	1,371

Adjusted EBITDA[1]	$589	$1,677

Capital expenditures	$156	$235

OSB (MMsf 3/8” basis)

Production	6,389	6,109

Shipments	6,380	6,006

Plywood (MMsf 3/8” basis)

Production	727	716

Shipments	731	707

1.	This is a non-GAAP financial measure. Refer to the “Non-GAAP and Other Specified Financial Measures” section of this document for more information on this measure.

Our NA EWP segment includes our North American OSB, plywood, MDF, and LVL operations.

Sales and Shipments

Sales decreased compared to 2022 due primarily to lower product pricing, in particular OSB, offset in part by higher OSB shipment volumes.

The price variance resulted in a decrease in operating earnings and Adjusted EBITDA of $1,254 million compared to 2022.

OSB shipment volumes increased compared to 2022 as shipments in the first half of 2022 were constrained due to limited availability of railcars to service our Western Canada and Ontario manufacturing facilities. Higher production volumes, discussed further in the section below, was also a contributing factor. Plywood shipment volumes were slightly higher compared to 2022.

The volume variance resulted in an increase in operating earnings and Adjusted EBITDA of $22 million compared to 2022.

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Costs and Production

OSB production volumes increased compared to 2022. OSB production volumes in 2022 were impacted by reduced operating schedules in the first half of the year to manage inventory levels as a result of transportation disruptions. Improved productivity at a number of our facilities and the ramp-up of our Allendale, South Carolina mill were also contributing factors to the increase year over year.

Plywood production volumes increased slightly compared to 2022 as improved recovery and reliability offset the impacts of the previously announced permanent curtailment of one shift at our plywood mill located in Quesnel, B.C. that was effective Q4-22.

Costs of products sold decreased compared to 2022 due to lower input prices, lower energy and fibre costs, lower labour costs, improved productivity, and the weakening of the CAD against the USD. These factors were offset in part by higher costs due to Allendale ramp-up.

Costs of products sold include the impact of incremental Allendale startup costs incurred in the current year. The 2023 NA EWP segment results include $13 million incurred through the second quarter in connection with the preparation of the Allendale, South Carolina mill for startup.

Freight and other distribution costs were comparable to 2022 as the impact of higher OSB shipment volumes was offset by lower trucking rates.

Amortization expense decreased compared to 2022 as certain assets reached the end of their estimated useful lives.

Selling, general and administration costs were lower than 2022 due primarily to lower variable compensation costs, offset in part by annual salary increases.

Operating earnings for the NA EWP Segment decreased $1,055 million compared to 2022 due to the reasons explained above.

Adjusted EBITDA for the NA EWP Segment decreased by $1,088 million from 2022. The following table shows the Adjusted EBITDA variance for the period.

Adjusted EBITDA ($ millions)	2022 to 2023

Adjusted EBITDA - comparative period	$1,677

Price	(1,254)

Volume	22

Changes in costs	156

Impact of inventory write-downs	7

Other	(19)

Adjusted EBITDA - current period	$589

Pulp & Paper Segment

Pulp & Paper Segment Earnings ($ millions unless otherwise indicated)	2023	2022

Sales	$623	$807

Cost of products sold	(555)	(596)

Freight and other distribution costs	(120)	(153)

Amortization	(24)	(35)

Selling, general and administration	(25)	(32)

Restructuring and impairment charges	(142)	(13)

Operating loss	(242)	(22)

Adjusted EBITDA[1]	$(77)	$26

Capital expenditures	$32	$29

Pulp (Mtonnes)

Production	913	940

Shipments	913	968

1.	This is a non-GAAP financial measure. Refer to the “Non-GAAP and Other Specified Financial Measures” section of this document for more information on this measure.

Our Pulp & Paper segment results include the results of the Hinton pulp mill, Quesnel River Pulp mill, and Slave Lake Pulp mill held for sale as the transactions had not completed as at December 31, 2023.

Sales and Shipments

Sales decreased compared to 2022 due primarily to lower pulp pricing and the volume impact of the transition of our Hinton pulp mill to UKP. The price variance resulted in a decrease in operating earnings and Adjusted EBITDA of $144 million compared to 2022.

Pulp shipments decreased compared to 2022 due primarily to reduction in production volumes, discussed further in the section below. The volume variance resulted in an increase in operating earnings and Adjusted EBITDA of $6 million compared to 2022.

Costs and Production

Pulp production decreased compared to 2022 due primarily to the impact of transitioning our Hinton pulp mill, offset in part by a recovery of volumes lost in the prior year due to reductions in operating schedules taken as a result of transportation disruptions, in particular for our BCTMP mills, and lower production curtailments related to power prices in Alberta.

Costs of products sold decreased compared to 2022 due primarily to lower shipment volumes, lower fibre costs driven by lower pulp pricing, lower spend on chemicals and energy as a result of the Hinton pulp mill transition to UKP, and lower power prices. This was partially offset by a $12 million unfavourable impact relating to inventory write-downs and higher maintenance expenditures in the current year.

Freight and other distribution costs decreased compared to 2022 due to lower shipment volumes and lower ocean freight costs.

Amortization expense decreased compared to 2022. The decrease in amortization expense relates to the write-down and transfer of property, plant and equipment associated with the Hinton pulp mill, Quesnel River Pulp mill, and Slave Lake Pulp mill to a disposal group held for sale. No further amortization expense was taken on the assets upon transfer to the disposal group held for sale.

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Selling, general, and administration costs decreased compared to 2022 due primarily to lower variable compensation costs, offset in part by annual salary increases.

In 2023, we recorded impairment losses of $142 million relating to the sale of the Hinton pulp mill, Quesnel River Pulp mill, and Slave Lake Pulp mill, including remeasurement of estimated working capital adjustments specified in the asset purchase agreements. In 2022, we recorded impairment losses of $13 million related to equipment that was decommissioned as part of the transition of the Hinton pulp mill to UKP.

Operating loss for the Pulp & Paper Segment increased by $220 million compared to 2022 due to the reasons explained above.

Adjusted EBITDA for the Pulp & Paper Segment decreased by $103 million compared to 2022. The following table shows the Adjusted EBITDA variance for the period.

Adjusted EBITDA ($ millions)	2022 to 2023

Adjusted EBITDA - comparative period	$	26

Price		(144)

Volume		6

Changes in costs		44

Impact of inventory write-downs		(12)

Other		3

Adjusted EBITDA - current period	$	(77)

The Hinton pulp mill, Quesnel River Pulp mill, and Slave Lake Pulp mill held for sale comprise a significant portion of the Pulp & Paper segment’s sales and operating earnings.

($ millions)	2023	2022

Sales relating to pulp mills held for sale	433	585

Operating earnings (losses) relating to pulp mills held for sale[1]	(250)	(39)

1.	Operating earnings (losses) include impairment losses of $141 million for 2023 and $13 million for 2022.

Europe Engineered Wood Products Segment

Europe EWP Segment Earnings ($ millions unless otherwise indicated)	2023	2022

Sales	$517	$738

Cost of products sold	(409)	(479)

Freight and other distribution costs	(40)	(46)

Amortization	(49)	(53)

Selling, general and administration	(21)	(28)

Restructuring and impairment charges	—	(15)

Operating earnings (loss)	(3)	117

Adjusted EBITDA[1]	$46	$186

Capital expenditures	$30	$20

OSB (MMsf 3/8” basis)

Production	1,016	954

Shipments	1,023	977

GBP - USD exchange rate

Closing rate	1.27	1.21

Average rate	1.24	1.24

1.	This is a non-GAAP financial measure. Refer to the “Non-GAAP and Other Specified Financial Measures” section of this document for more information on this measure.

Our Europe EWP segment includes our U.K. and Belgium OSB, MDF, and particleboard operations. Revenues and expenses of our European operations, which have British pound sterling and Euro functional currencies, are translated at the average rate of exchange prevailing during the period.

Sales and Shipments

Sales decreased compared to 2022 due to lower product pricing in local currency terms and, to a lesser extent, lower shipment volumes.

The price variance resulted in a decrease in operating earnings and Adjusted EBITDA of $133 million compared to 2022. The price variance represents the impact of changes in product pricing in local currency terms, with any associated foreign exchange impact from the strengthening or weakening of the GBP against USD presented under Other in the Adjusted EBITDA variance table.

Overall shipment volumes decreased versus 2022 due to weaker demand. The impact of modestly higher OSB shipment volumes was more than offset by a significant decrease in MDF and particleboard shipment volumes. OSB shipment volumes increased as 2022 shipment volumes were adversely impacted by the impacts of customer destocking in the second half of the year. Shipment volumes of MDF and particleboard are highly correlated to home building activity and decreased significantly compared to 2022 due to weaker demand driven by higher interest rates over the past year. The volume variance resulted in a decrease of $25 million compared to 2022.

Costs and Production

Production volumes in both years were impacted by production curtailments taken to manage inventory levels for the reasons discussed above. OSB had higher production curtailments in 2022 and MDF and particleboard had higher production curtailments in 2023.

Costs of products sold decreased compared to 2022 due primarily to lower shipment volumes from MDF and particleboard as well as lower energy and resin costs, offset in part by higher OSB shipment volumes and fibre costs.

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Freight and other distribution costs decreased compared to 2022 due primarily to lower shipment volumes.

Amortization decreased compared to 2022 as certain assets reached the end of their estimated useful lives. The impairment of our South Molton, England location in 2022 was also a contributing factor.

Selling, general and administration costs decreased compared to 2022 due primarily to lower variable compensation costs, offset in part by annual salary increases.

Restructuring and impairment charges of $15 million were recorded in 2022 relating to our South Molton, England location.

Operating earnings for the Europe EWP Segment decreased by $120 million compared to 2022 due to the reasons explained above.

Adjusted EBITDA for the Europe EWP Segment decreased by $140 million from 2022. The following table shows the Adjusted EBITDA variance for the period. The variances presented represent the impact of changes in price, volume and cost in local currency terms, with any associated foreign exchange impact from the strengthening or weakening of the GBP against USD presented under Other. The impact of the sale of carbon allowances is also included under Other.

Adjusted EBITDA ($ millions)	2022 to 2023

Adjusted EBITDA - comparative period	$186

Price	(133)

Volume	(25)

Changes in costs	15

Other	3

Adjusted EBITDA - current period	$46

Discussion & Analysis of Specific Items

Selling, general and administration

Selling, general and administration costs for 2023 were $307 million (2022 - $365 million).

Selling, general and administration costs decreased compared to 2022 due primarily to lower variable compensation costs, offset in part by annual salary increases.

Selling, general and administration expense related to our operating segments are also discussed under “Discussion & Analysis of Annual Results by Product Segment”.

Equity-based compensation

Our equity-based compensation includes our share purchase option, phantom share unit, and deferred share unit plans (collectively, the “Plans”). Our Plans are fair valued at each period-end, and the resulting expense or recovery is recorded in equity-based compensation over the vesting period.

Our valuation models consider various factors, with the most significant being the change in the market value of our shares from the beginning to the end of the relevant period. The expense or recovery does not necessarily represent the value that the holders of options and units will ultimately receive.

We recorded an expense of $25 million during 2023 (2022 - expense of $5 million). The expense for 2023 reflects an increase in the price of our common shares traded on the TSX, changes in the expected payout multiple on our performance share units, and additional vesting of units granted.

The expense for 2022 reflects changes in the expected payout on our performance share units and vesting of granted units, offset in part by a decrease in the price of our common shares.

Finance income (expense), net

Finance income (expense), net includes interest earned on short-term deposits and interest recognized on our duty deposits.

Finance income, net increased compared to 2022 due primarily to higher interest income earned on our cash equivalents, higher net interest income related to export duties, including the impact of AR4 finalization in Q3-23, and higher net interest income on our defined-benefit pension plans as our overall funded position has increased.

Other income

Other income of $5 million was recorded in 2023 (2022 - other income of $37 million). Other income in 2023 relates primarily to gains on our electricity swaps driven by increases in forward electricity prices over the remaining term of the contracts and settlement gains relating to pension annuity purchase agreements for certain retired and terminated vested employees. These factors were offset in part by foreign exchange losses recorded on our CAD-denominated monetary assets and liabilities as the CAD appreciated against the USD.

Other income in 2022 relates primarily to foreign exchange gains recorded on our CAD-denominated monetary assets and liabilities and mark-to-market gains on our interest rate swap contracts.

Tax recovery (provision)

We recorded an income tax recovery in 2023 of $61 million compared to an income tax expense of $618 million in 2022. The effective tax rate was 27% in 2023 compared to 24% in 2022. Note 20 to the Annual Financial Statements provides a reconciliation of income taxes calculated at the statutory rate to the income tax expense.

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Other comprehensive earnings – translation of operations with different functional currencies

Our European operations have British pound sterling and Euro functional currencies. Our Spray Lake lumber mill and jointly-owned newsprint operation have Canadian dollar functional currency. Assets and liabilities of these entities are translated at the rate of exchange prevailing at the reporting date, and revenues and expenses at average rates during the period. Gains or losses on translation are included as a component of shareholders’ equity in Accumulated other comprehensive loss.

We recorded a translation gain of $34 million during 2023 (2022 - translation loss of $83 million).

In general, a strengthening (weakening) of the USD against the Canadian dollar, British pound sterling or Euro results in a translation loss (gain). The translation gain in the current year reflects a weakening of the USD against the aforementioned currencies.

Other comprehensive earnings – actuarial gains/losses on retirement benefits

The funded position of our defined benefit pension plans and other retirement benefit plans is estimated at the end of each period. The funded position, as shown in note 14 to the Annual Financial Statements, is determined by subtracting the value of the plan assets from the plan obligations.

We recorded an after-tax actuarial loss of $35 million during 2023 (2022 - after-tax actuarial gain of $164 million).

The actuarial loss in 2023 reflects a decrease in the discount rate used to calculate plan liabilities and adjustments to actuarial assumptions.

The actuarial gain in 2022 reflects an increase in the discount rate used to calculate plan liabilities offset in part by lower returns on plan assets.

 FOURTH QUARTER RESULTS

Summary Results ($ millions)	Q4-23	Q3-23	Q4-22

Earnings

Sales	$1,514	$1,705	$1,615

Cost of products sold	(1,117)	(1,128)	(1,209)

Freight and other distribution costs	(212)	(217)	(209)

Export duties, net	(8)	39	(29)

Amortization	(136)	(132)	(148)

Selling, general and administration	(80)	(73)	(98)

Equity-based compensation	(15)	4	(6)

Restructuring and impairment charges	(134)	(13)	(47)

Operating earnings (loss)	(187)	184	(130)

Finance income, net	14	21	3

Other income (expense)	(30)	11	2

Tax recovery (provision)	50	(56)	31

Earnings (loss)	$(153)	$159	$(94)

Adjusted EBITDA[1]	$97	$325	$70

1.	This is a non-GAAP financial measure. Refer to the “Non-GAAP and Other Specified Financial Measures” section of this document for more information on this measure.

Selected Quarterly Amounts ($ millions, unless otherwise indicated)	Q4-23	Q3-23	Q2-23	Q1-23	Q4-22	Q3-22	Q2-22	Q1-22

Sales	$1,514	$1,705	$1,608	$1,627	$1,615	$2,088	$2,887	$3,110

Earnings (loss)	$(153)	$159	$(131)	$(42)	$(94)	$216	$762	$1,090

Basic EPS (dollars)	(1.87)	1.91	(1.57)	(0.50)	(1.12)	2.50	7.66	10.35

Diluted EPS (dollars)	(1.87)	1.81	(1.57)	(0.52)	(1.13)	2.50	7.59	10.25

Pricing for our products improved through Q1-22, although these pricing gains were offset in part by lower shipments as a result of constraints on transportation availability. Subsequent decreases in sales and earnings through Q2-23 were driven primarily by decreases in lumber and OSB pricing, inventory write-downs, maintenance-related costs and downtime in our pulp segment, and impairment charges. Earnings improved in Q3-23, driven primarily by improvements in OSB pricing, lower impairment charges, the impacts of AR4 finalization, and lower maintenance-related expenditures in our pulp segment. Sales and earnings decreased in Q4-23 due primarily to decreases in lumber and OSB pricing, higher export duties, and impairment charges related to announced facility closures and curtailments in our lumber segment.

2023 Annual Report | 31

Discussion & Analysis of Quarterly Results by Product Segment

Lumber Segment

Lumber Segment Earnings ($ millions unless otherwise indicated)	Q4-23	Q3-23	Q4-22

Sales

Lumber	$530	$613	$611

Wood chips and other residuals	66	68	73

Logs and other	18	15	17

	614	697	701

Cost of products sold	(521)	(551)	(607)

Freight and other distribution costs	(93)	(100)	(92)

Export duties, net	(8)	39	(29)

Amortization	(48)	(46)	(51)

Selling, general and administration	(43)	(41)	(51)

Restructuring and impairment charges	(128)	—	(31)

Operating loss	(228)	(2)	(160)

Adjusted EBITDA[1]	$(51)	$44	$(77)

SPF (MMfbm)

Production	687	693	594

Shipments	658	678	582

SYP (MMfbm)

Production	655	709	707

Shipments	662	704	713

1.

This is a non-GAAP financial measure. Refer to the “Non-GAAP and Other Specified Financial Measures” section of this document for more information on this measure. Q4-23 Adjusted EBITDA was impacted by a one-time charge of $2 million related to inventory purchase price accounting related to the Spray Lake lumber mill acquisition.

Sales and Shipments

Lumber sales decreased compared to Q3-23 due to lower product pricing and lower shipment volumes. Lumber industry supply and demand balances continue to experience the effects of softened repair and remodelling market demand and relatively elevated imports of SPF products from Europe. Q4-23 lumber sales decreased compared to Q4-22 due primarily to lower product pricing offset in part by higher shipment volumes. Higher SPF shipment volumes more than offset lower SYP shipment volumes resulting in a positive volume variance compared to Q4-22.

The price variance resulted in a decrease in operating earnings and Adjusted EBITDA by $65 million compared to Q3-23, and a decrease by $99 million compared to Q4-22.

SPF shipment volumes were slightly lower than Q3-23. SPF shipment volumes increased compared to Q4-22 due to higher production volumes, discussed further in the section below.

SYP shipment volumes decreased compared to Q3-23 and Q4-22 due primarily to lower production volumes, discussed further in the section below.

The volume variance resulted in a decrease in operating earnings and Adjusted EBITDA of $5 million compared to Q3-23 and an increase of $5 million compared to Q4-22.

	Q4-23		Q3-23		Q4-22

SPF Sales by Destination	MMfbm	%	MMfbm	%	MMfbm	%

U.S.	388	59%	454	67%	347	60%

Canada	243	37%	210	31%	213	37%

Other	26	4%	14	2%	22	3%

	657		678		582

We ship SPF to certain export markets, while our SYP sales are almost entirely within the U.S. The relative proportion of shipments of SPF by destination remained broadly comparable versus comparative periods.

Wood chip and other residual sales were comparable to Q3-23 and decreased compared to Q4-22 due primarily to lower chip pricing. Sales relating to logs and other were consistent with comparative periods.

Costs and Production

SPF production volumes decreased slightly compared to Q3-23 due to the impact of incremental reductions in operating schedules to manage inventory levels at our B.C. mills, offset in part by incremental production volume from our newly acquired Spray Lake lumber mill. SPF production volumes increased compared to Q4-22 as the prior year period was impacted by higher reductions in operating schedules to manage inventory levels. Incremental production volume from our Spray Lake lumber mill was also a contributing factor in the comparison.

SYP production volumes decreased compared to Q3-23 and Q4-22 due to incremental reductions in operating schedules to manage inventory levels. The impacts of the previously announced curtailment of operations at our Perry, Florida lumber mill was also a contributing factor in the comparison to Q4-22.

Costs of products sold decreased compared to Q3-23 due primarily to lower shipment volumes and a favourable $11 million variance relating to inventory write-downs. Q3-23 was adversely impacted by an increase in inventory valuation reserves whereas inventory valuation reserves were largely unchanged in Q4-23. Despite lower product pricing compared to Q3-23, inventory valuation reserves remained largely unchanged in Q4-23 due primarily to lower log costs, offset in part by a seasonal increase in log inventory volumes over the fourth quarter.

Costs of products sold decreased compared to Q4-22 due primarily to lower log costs, lower unit manufacturing costs in our Western Canada operations, and a favourable $40 million variance relating to inventory write-downs. These factors were offset in part by higher shipment volumes. We recorded significant inventory valuation reserves in Q4-22 due to low product pricing at period-end whereas inventory valuation reserves were largely unchanged in Q4-23 as compared to Q3-23.

Most of our SPF log requirements are harvested from crown lands owned by the provinces of B.C. or Alberta. B.C.’s stumpage system is tied to reported lumber prices, with a time lag, and publicly auctioned timber harvesting rights. Alberta’s stumpage system is correlated to published lumber prices with a shorter time lag.

SPF log costs in Q4-23 decreased slightly compared to Q3-23 due primarily to lower B.C. stumpage rates. SPF log costs decreased compared to Q4-22 due primarily to lower B.C. stumpage rates and purchased log costs. Lower Alberta stumpage rates was also a contributing factor.

SPF unit manufacturing costs were broadly consistent versus Q3-23. SPF unit manufacturing costs decreased compared to Q4-22 due primarily to higher production and lower energy costs.

SYP log costs were comparable to Q3-23 and decreased compared to Q4-22 as availability of logs improved. SYP unit manufacturing costs decreased compared to Q3-23 due to lower maintenance, labour, and energy costs, offset in part by lower production in the current period. SYP unit manufacturing costs decreased compared to Q4-22 due primarily to lower labour and energy costs, offset in part by lower production in the current period.

Freight and other distribution costs decreased compared to Q3-23 due to lower shipment volumes and favourable changes in customer geography mix. Freight and other distribution costs were comparable to Q4-22 as the costs related to higher SPF shipment volumes were offset by lower SYP shipment volumes, lower trucking rates, and favourable changes in customer geography mix.

2023 Annual Report | 33

We recorded export duty expense in Q4-23 versus export duty recovery in Q3-23, which was attributable to the USDOC finalization of AR4 duty rates during Q3-23. The recovery primarily represents the difference between the final CVD rate of 2.19% and the CVD cash deposit rates paid on shipments of SPF lumber to the U.S. during AR4, which ranged from 5.06% to 7.57%.

Export duties, net decreased compared to Q3-23 due to lower estimated duty rates, as well as lower pricing and lower shipment volumes to the U.S. Export duties, net decreased compared to Q4-22 due primarily to lower pricing and a positive adjustment to West Fraser’s annualized estimated ADD rate in Q4-23, offset in part by higher shipment volumes to the U.S.

The following table reconciles our cash deposits paid during the period to the amount recorded in our statements of earnings:

Duty impact on earnings ($ millions)	Q4-23	Q3-23	Q4-22
Cash deposits paid[1]	(12)	(14)	(12)

Adjust to West Fraser Estimated ADD rate[2]	4	(9)	(17)

Export duties, net	(8)	(23)	(29)

Duty recovery attributable to AR4[4]	—	62	—

Net duty recovery (expense)	(8)	39	(29)

Net interest income on duty deposits receivable	6	14	3

1.	Represents combined CVD and ADD cash deposit rate of 9.25% for August 1 to December 31, 2023, 8.25% for for January 1 to July 31, 2023, and 8.25% for August 9 to December 31, 2022.
2.	Represents adjustment to the annualized West Fraser estimated ADD rate of 8.84% for Q4-23, 10.40% for Q3-23, 4.52% for Q4-22.
3.	$62 million represents the duty recovery attributable to the finalization of AR4 duty rates for the 2021 POI. The final CVD rate was 2.19% and the final ADD rate was 7.06% for AR4.

Amortization expense was broadly consistent versus comparative periods.

Selling, general and administration costs were comparable to Q3-23. Selling, general and administration costs decreased compared to Q4-22 due primarily to lower variable compensation costs, offset in part by annual salary increases.

Restructuring and impairment charges of $128 million were recorded in Q4-23 related to facility closures and curtailments due to availability of economic fibre sources in the U.S. South and B.C. Restructuring and impairment charges of $31 million were recorded in Q4-22 relating to the curtailment of operations at our lumber mill in Perry, Florida.

Operating earnings for the Lumber Segment decreased by $225 million compared to Q3-23 and decreased by $68 million compared to Q4-22 for the reasons explained above.

Adjusted EBITDA for the Lumber Segment decreased by $95 million compared to Q3-23 and increased by $26 million compared to Q4-22. The following table shows the Adjusted EBITDA variance for the period. The impact of the contribution from our Spray Lake lumber mill from November 17, 2023, the date of acquisition, to December 31, 2023 is nominal and included under Other. This impact includes a one time charge of $2 million related to inventory purchase price accounting.

Adjusted EBITDA ($ millions)	Q3-23 to Q4-23	Q4-22 to Q4-23

Adjusted EBITDA - comparative period	$44	$(77)

Price	(65)	(99)

Volume	(5)	5

Changes in export duties	(47)	21

Changes in costs	17	67

Impact of inventory write-downs	11	40

Other	(6)	(8)

Adjusted EBITDA - current period	$(51)	$(51)

North America Engineered Wood Products Segment

NA EWP Segment Earnings ($ millions unless otherwise indicated)	Q4-23	Q3-23	Q4-22

Sales

OSB	$516	$627	$447

Plywood, LVL and MDF	137	145	157

Wood chips, logs and other	7	5	6

	661	777	610

Cost of products sold	(410)	(386)	(397)

Freight and other distribution costs	(81)	(80)	(76)

Amortization	(69)	(67)	(73)

Selling, general and administration	(27)	(22)	(27)

Operating earnings	74	222	35

Adjusted EBITDA[1]	$143	$289	$109

OSB (MMsf 3/8” basis)

Production	1,549	1,606	1,442

Shipments	1,590	1,589	1,409

Plywood (MMsf 3/8” basis)

Production	183	182	162

Shipments	184	178	181

1.	This is a non-GAAP financial measure. Refer to the “Non-GAAP and Other Specified Financial Measures” section of this document for more information on this measure.

Our NA EWP segment includes our North American OSB, plywood, MDF, and LVL operations.

Sales and Shipments

Sales decreased compared to Q3-23 due primarily to lower OSB pricing. Sales increased compared to Q4-22 due primarily to higher OSB shipment volumes and, to a lesser extent, higher OSB pricing. These increases were offset in part by lower plywood, LVL, and MDF pricing.

The price variance resulted in a decrease in operating earnings and Adjusted EBITDA of $110 million compared to Q3-23, and a decrease of $7 million compared to Q4-22.

OSB shipment volumes were comparable to Q3-23. OSB shipment volumes increased compared to Q4-22 due to higher production volumes, discussed further in the section below. Plywood shipment volumes were consistent versus comparative periods.

The volume variance resulted in a decrease in operating earnings and Adjusted EBITDA of $1 million compared to Q3-23, and an increase of $14 million compared to Q4-22.

Costs and Production

OSB production volumes decreased compared to Q3-23 due to higher major maintenance shutdowns and production curtailments taken to manage inventory levels, offset in part by the continued ramp-up of our Allendale, South Carolina mill and improved productivity at certain facilities. OSB production volumes increased compared to Q4-22 due to the commencement of production from our Allendale mill, improved productivity, offset in part by higher major maintenance shutdowns and production curtailments taken to manage inventory levels.

Plywood production volumes were comparable to Q3-23. Plywood production volumes increased compared to Q4-22 due to more consistent operating schedules in the current quarter.

2023 Annual Report | 35

Costs of products sold increased compared to Q3-23 due primarily to higher maintenance spend, the strengthening of the CAD against the USD, and the impacts of Allendale ramp-up.

Costs of products sold increased compared to Q4-22 due primarily to higher OSB shipment volumes, the recognition of $14 million in insurance recoveries in Q4-22, and the impacts of Allendale ramp-up. These factors were offset in part by lower resin, energy, fibre, and labour costs, improved productivity, and a $5 million favourable impact relating to inventory valuation adjustments.

Freight and other distribution costs were comparable to Q3-23. Freight and other distribution costs increased compared to Q4-22 due to higher OSB shipment volumes, offset in part by lower trucking rates.

Amortization expense was comparable to Q3-23. Amortization expense decreased compared to Q4-22 as certain assets reached the end of their useful lives.

Selling, general and administration costs were broadly consistent versus Q3-23. Selling, general and administration costs were comparable to Q4-22 due primarily to lower variable compensation costs, offset in part by other factors including annual salary increases.

Operating earnings for the NA EWP Segment decreased by $148 million compared to Q3-23 and increased by $39 million compared to Q4-22 due to the reasons explained above.

Adjusted EBITDA for the NA EWP Segment decreased by $146 million compared to Q3-23 and increased by $34 million compared to Q4-22. The following table shows the Adjusted EBITDA variance for the period. The impact of the insurance recovery recorded in Q4-22 is included under Other.

Adjusted EBITDA ($ millions)	Q3-23 to Q4-23	Q4-22 to Q4-23

Adjusted EBITDA - comparative period	$289	$109

Price	(110)	(7)

Volume	(1)	14

Changes in costs	(37)	38

Impact of inventory write-downs	2	5

Other	—	(16)

Adjusted EBITDA - current period	$143	$143

Pulp & Paper Segment

Pulp & Paper Segment Earnings ($ millions unless otherwise indicated)	Q4-23	Q3-23	Q4-22

Sales	$159	$128	$190

Cost of products sold	(120)	(107)	(136)

Freight and other distribution costs	(31)	(27)	(32)

Amortization	(3)	(4)	(9)

Selling, general and administration	(6)	(6)	(8)

Restructuring and impairment charges	(6)	(13)	—

Operating earnings (loss)	(7)	(29)	6

Adjusted EBITDA[1]	$2	$(12)	$15

Pulp (Mtonnes)

Production	258	232	221

Shipments	244	206	217

1.	This is a non-GAAP financial measure. Refer to the “Non-GAAP and Other Specified Financial Measures” section of this document for more information on this measure.

Our Pulp & Paper segment results include the results of the Hinton pulp mill, Quesnel River Pulp mill, and Slave Lake Pulp mill held for sale as the transactions had not completed as at December 31, 2023.

Sales and Shipments

Sales increased compared to Q3-23 due to higher shipment volumes and product pricing. Sales decreased compared to Q4-22 due to lower product pricing, offset in part by higher shipment volumes.

The price variance resulted in an increase in operating earnings and Adjusted EBITDA of $1 million compared to Q3-23 and a decrease of $47 million compared to Q4-22.

Pulp shipments increased versus comparative periods due to production volume changes as discussed further in the section below. In addition, Q3-23 shipment volumes were impacted by a labour dispute at B.C. ports, which impacted our ability to ship our products to overseas customers during July.

The volume variance resulted in a nominal change to operating earnings and Adjusted EBITDA compared to Q3-23, and a decrease of $5 million compared to Q4-22.

Costs and Production

Pulp production volumes increased compared to Q3-23 due primarily to our Slave Lake Pulp mill, which in Q4-23 benefited from fewer curtailments related to high power prices and management of inventory levels. Pulp production volumes increased compared to Q4-22. Q4-22 production volumes were impacted by the transition of our Hinton pulp mill to single-line production of UKP in October 2022, the curtailment at our Cariboo pulp mill to align operating capacity with the available supply of wood chips, and incremental production curtailments taken at Slave Lake Pulp mill to manage power prices in Alberta.

Costs of products sold increased compared to Q3-23 due to higher shipment volumes and fibre costs driven by higher pulp pricing, offset in part by lower power prices in Alberta. Costs of products sold decreased compared to Q4-22 due to lower fibre costs driven by lower pulp pricing and lower spend on chemicals and energy as a result of the Hinton pulp mill transition and lower power prices in Alberta, offset in part by higher shipment volumes.

Freight and other distribution costs generally trended with changes in shipment volumes. Lower ocean freight costs provided an offsetting factor in the comparison to Q4-22.

Amortization expense decreased versus comparative periods. The decrease in amortization expense relates to the write-down and transfer of property, plant and equipment associated with the Hinton pulp mill, Quesnel River Pulp mill, and Slave Lake Pulp mill to a disposal group held for sale. No further amortization expense was taken on the assets upon transfer to the disposal group held for sale.

Selling, general and administration costs were comparable to Q3-23 and decreased versus Q4-22 due primarily to lower variable compensation costs, offset in part by annual salary increases.

Restructuring and impairment charges of $6 million were recorded in Q4-23 upon remeasurement of estimated working capital adjustments specified in the asset purchase agreements for the Hinton pulp mill, Quesnel River Pulp mill, and Slave Lake Pulp mill.

In Q3-23, we recorded impairment losses of $17 million in relation to the sale of the Quesnel River Pulp mill and Slave Lake Pulp mill. In addition, we recorded an impairment reversal of $4 million in relation to the sale of the Hinton pulp mill upon remeasurement of estimated working capital adjustments specified in the asset purchase agreement.

Operating earnings for the Pulp & Paper Segment increased by $22 million compared to Q3-23 and decreased by $13 million compared to Q4-22 due to the reasons explained above.

Adjusted EBITDA for the Pulp & Paper Segment increased by $14 million compared to Q3-23 and decreased by $13 million compared to Q4-22. The following table shows the Adjusted EBITDA variance for the period.

2023 Annual Report | 37

Adjusted EBITDA ($ millions)	Q3-23 to Q4-23	Q4-22 to Q4-23

Adjusted EBITDA - comparative period	$(12)	$15

Price	1	(47)

Volume	—	(5)

Changes in costs	14	38

Impact of inventory write-downs	(2)	7

Other	1	(6)

Adjusted EBITDA - current period	$2	$2

Europe Engineered Wood Products Segment

Europe EWP Segment Earnings ($ millions unless otherwise indicated)	Q4-23	Q3-23	Q4-22

Sales	$100	$121	$142

Cost of products sold	(87)	(101)	(97)

Freight and other distribution costs	(7)	(10)	(9)

Amortization	(13)	(12)	(12)

Selling, general and administration	(3)	(6)	(7)

Restructuring and impairment charges	—	—	(15)

Operating earnings (loss)	(10)	(8)	3

Adjusted EBITDA[1]	$3	$4	$30

OSB (MMsf 3/8” basis)

Production	213	235	184

Shipments	227	245	201

GBP - USD exchange rate

Closing rate	1.27	1.22	1.21

Average rate	1.24	1.27	1.17

1.	This is a non-GAAP financial measure. Refer to the “Non-GAAP and Other Specified Financial Measures” section of this document for more information on this measure.

Our Europe EWP segment includes our U.K. and Belgium OSB, MDF, and particleboard operations. Revenues and expenses of our European operations, which have British pound sterling and Euro functional currencies, are translated at the average rate of exchange prevailing during the period.

Sales and Shipments

Sales decreased compared to Q3-23 due to lower product pricing and lower shipment volumes. Sales decreased compared to Q4-22 due primarily to lower product pricing and lower MDF and particleboard shipment volumes, offset in part by the strengthening of the GBP against the USD.

The price variance resulted in a decrease in operating earnings and Adjusted EBITDA of $3 million compared to Q3-23 and a decrease of $31 million compared to Q4-22. The price variance represents the impact of changes in product pricing in local currency terms, with any associated foreign exchange impact from the strengthening or weakening of the GBP against USD presented under Other in the Adjusted EBITDA variance table.

Shipment volumes decreased compared to Q3-23 as demand weakened for all products. OSB shipment volumes increased compared to Q4-22 as Q4-22 shipment volumes were adversely impacted by the impacts of customer destocking. Shipment volumes of MDF and particleboard are highly correlated to home building activity and decreased significantly compared to Q4-22 due to weaker demand driven by higher interest rates over the past year.

The volume variance resulted in a decrease in operating earnings and Adjusted EBITDA of $3 million compared to Q3-23 and an increase of $1 million compared to Q4-22.

Costs and Production

Production volumes in all comparative periods were impacted by production curtailments taken to manage inventory levels. Production volumes decreased versus Q3-23 due to incremental production curtailments taken in the current period. OSB production volumes increased compared to Q4-22 as higher production curtailments were taken in the prior period in response to the impacts of customer destocking discussed above. MDF and particleboard production volumes decreased compared to Q4-22 due to incremental production curtailments in the current period.

Costs of products sold decreased versus Q3-23 due primarily to lower shipment volumes and lower fibre costs. These factors were offset in part by seasonally higher energy costs. Costs of products sold decreased compared to Q4-22 due to lower resin and labour costs, offset in part by a strengthening of the GBP against the USD and lower gains from the sale of carbon allowances. Costs of products sold in Q4-22 included a $7 million gain from the sale of carbon allowances whereas a gain of $2 million was recorded in Q4-23.

Freight and other distribution costs generally trended with changes in shipment volumes.

Amortization was consistent with comparable periods.

Selling, general and administration costs were broadly consistent versus Q3-23. Selling, general and administration costs decreased compared to Q4-22 due primarily to lower variable compensation, offset in part by annual salary increases.

Restructuring and impairment charges of $15 million were recorded in Q4-22 relating to our South Molton, England location.

Operating earnings for the Europe EWP Segment decreased by $2 million compared to Q3-23 and decreased by $12 million compared to Q4-22 due to the reasons explained above.

Adjusted EBITDA for the Europe EWP Segment decreased by $1 million compared to Q3-23, and decreased by $27 million compared to Q4-22. The following table shows the Adjusted EBITDA variance for the period. The variances presented represent the impact of changes in price, volume and cost in local currency terms, with any associated foreign exchange impact from the strengthening or weakening of the GBP against USD presented under Other. The impact of the sale of carbon allowances is also included under Other.

Adjusted EBITDA ($ millions)	Q3-23 to Q4-23	Q4-22 to Q4-23

Adjusted EBITDA - comparative period	$4	$30

Price	(3)	(31)

Volume	(3)	1

Changes in costs	3	4

Other	2	(1)

Adjusted EBITDA - current period	$3	$3

2023 Annual Report | 39

Discussion & Analysis of Specific Items

Selling, general and administration

Selling, general and administration costs for Q4-23 was $80 million (Q3-23 - $73 million and Q4-22 - $98 million).

Selling, general and administration costs increased compared to Q3-23 due to increased levels of community investment, which are typically executed in the fourth quarter, and annual salary increases. Selling, general and administration costs decreased compared to Q4-22 due primarily to lower variable compensation costs, offset in part by annual salary increases and increased levels of community investment.

Selling, general and administration expense related to our operating segments are also discussed under “Discussion & Analysis of Quarterly Results by Product Segment”.

Equity-based compensation

We recorded an expense of $15 million during Q4-23 (Q3-23 - recovery of $4 million; Q4-22 - expense of $6 million). The expense in the current quarter reflects an increase in the price of our common shares traded on the TSX from September 30, 2023 to December 31, 2023.

Finance income, net

We recorded finance income, net of $14 million in Q4-23 compared to finance income, net of $21 million in Q3-23 and finance income, net of $3 million in Q4-22.

Finance income decreased compared to Q3-23 due primarily to the recognition of $11 million of interest income related to the finalization of our AR4 duty rates in Q3-23.

Finance income increased compared to Q4-22 due primarily to higher interest income earned on our cash equivalents, fluctuations in interest relating to export duties, and higher net interest income on our defined-benefit pension plans as our overall funded position has increased.

Other income (expense)

Other expense of $30 million was recorded in Q4-23 (Q3-23 - other income of $11 million; Q4-22 - other income of $2 million).

Other expense in Q4-23 relates primarily to foreign exchange losses recorded on our CAD-denominated monetary assets and liabilities as the CAD appreciated against the USD and losses on our electricity swaps driven by decreases in forward electricity prices over the remaining term of the contracts.

Tax recovery (provision)

Q4-23 results include an income tax recovery of $50 million, compared to income tax expense of $56 million in Q3-23 and income tax recovery of $31 million in Q4-22, resulting in an effective tax rate of 25% in the current quarter compared to 26% in Q3-23 and 25% in Q4-22.

Other comprehensive earnings – translation of operations with different functional currencies

We recorded a translation gain of $27 million during Q4-23 (Q3-23 - translation loss of $21 million; Q4-22 - translation gain of $50 million).

In general, a strengthening (weakening) of the USD against the Canadian dollar, British pound sterling or Euro results in a translation loss (gain). The translation gain in the current quarter reflects a weakening of the USD against the aforementioned currencies.

Other comprehensive earnings – actuarial gains/losses on retirement benefits

We recorded an after-tax actuarial loss of $57 million during Q4-23 (Q3-23 - after-tax actuarial gain of $30 million; Q4-22 - after-tax actuarial gain of $15 million). The actuarial loss in Q4-23 reflects a decrease in the discount rate used to calculate our plan liabilities and adjustments to actuarial assumptions, offset in part by higher returns on plan assets.

 OUTLOOK AND OPERATIONS

Business Outlook

Markets

Several key trends that have served as positive drivers in recent years are expected to continue to support medium and longer-term demand for new home construction in North America.

The most significant uses for our North America lumber, OSB and engineered wood panel products are residential construction, repair and remodelling and industrial applications. Over the medium term, improved housing affordability from stabilization of inflation and interest rates, a large cohort of the population entering the typical home buying stage, and an aging U.S. housing stock are expected to drive new home construction and repair and renovation spending that supports lumber, plywood and OSB demand. Over the longer term, growing market penetration of mass timber in industrial and commercial applications is also expected to become a more significant source of demand growth for wood building products in North America.

The seasonally adjusted annualized rate of U.S. housing starts was 1.46 million units in December 2023, with permits issued of 1.50 million units, according to the U.S. Census Bureau. While there are near-term uncertainties for new home construction, owing in large part to interest rate expectations and the direction of changes to mortgage rates and the resulting impact on housing affordability, unemployment remains relatively low in the U.S. and central bankers across North America have indicated that the current rate hiking cycle appears to be nearing its end. However, demand for new home construction and our wood building products may decline in the near term should the broader economy and employment slow or interest rates remain elevated or increase further than currently expected, impacting consumer sentiment and housing affordability.

Although we continue to experience near-term softness, we expect demand for our European products will grow over the longer term as use of OSB as an alternative to plywood grows. Further, an aging housing stock supports long-term repair and renovation spending and additional demand for our wood building products. Near-term risks, including relatively high interest rates, ongoing geopolitical developments and the lagged impact of recent inflationary pressures, may cause further temporary slowing of demand for our panel products in the U.K. and Europe. Despite these risks, we are confident that we will be able to navigate through this period and capitalize on the long-term growth opportunities ahead.

Softwood lumber dispute

Canadian softwood lumber exports to the U.S. have been the subject of trade disputes and managed trade arrangements for several decades. Countervailing and antidumping duties have been in place since April 2017, and we are required to make deposits in respect of these duties. Whether and to what extent we can realize a selling price to recover the impact of duties payable will largely depend on the strength of demand for softwood lumber. The USDOC commenced Administrative Review 5 (“AR5”) in March 2023, with final rates expected in August 2024. Additional details can be found under the section “Discussion & Analysis of Annual Results by Product Segment - Lumber Segment - Softwood Lumber Dispute”.

Operations

Anticipated shipment levels assume no significant change from current market demand conditions, sufficient availability of logs within our economic return criteria, and no additional temporary, indefinite or permanent curtailments. Our operations and results could be negatively affected by increasing or elevated interest rates, softening demand, the availability of transportation, the availability of labour, disruption to the global economy resulting from the conflicts in Ukraine and the Middle East, inflationary pressures, including increases in energy prices, adverse weather conditions in our operating areas, intense competition for logs, elevated stumpage fees and production disruptions due to other uncontrollable factors.

2023 Annual Report | 41

We expect total lumber shipments in 2024 will be largely similar to 2023 levels as the acquisition of Spray Lake lumber mill and reliability and capital improvement gains across our lumber mill portfolio will be largely offset by capacity reductions from the recently announced permanent closures of our Maxville mill in Florida and Fraser Lake mill in British Columbia and the indefinite curtailment of the Huttig mill in Arkansas. In 2024, we expect SPF shipments to be 2.6 to 2.8 billion board feet and SYP shipments to be 2.7 to 2.9 billion board feet. On January 1, 2024, stumpage rates decreased slightly in B.C. due to the market-based adjustments related to lumber prices; that notwithstanding, inflationary pressures on development, logging and delivery costs continue to provide upward bias to fibre costs. Given the current commodity price environment, B.C. stumpage rates are expected to decrease modestly through much of Q1-24 before stabilizing as we head into Q2-24 given the stability in recent commodity prices. In Alberta, Q1-24 stumpage rates are expected to be largely similar to Q4-23 levels, remaining relatively low as they too are closely linked to the price of lumber but with a quicker response to changing lumber prices. We expect average 2024 log costs across the U.S. South to be largely similar to those of 2023, while region-specific log costs are likely to vary depending on the unique conditions in each procurement zone.

In our NA EWP segment, we expect 2024 OSB shipments to be consistent with 2023 levels and so are guiding to shipments of 6.3 to 6.6 billion square feet (3/8-inch basis) this year. Start-up of the Allendale mill is progressing and we continue to anticipate a ramp-up period for the mill of up to three years to meet targeted production levels. We expect our overall OSB platform to be better and lower cost with a modern Allendale facility operating, and as with all our wood products operations, demand is a key input in determining our operating schedules across our manufacturing footprint. While input costs for the NA EWP business moderated through much of 2023, we expect these costs to stabilize in 2024.

In the Pulp & Paper segment, the Hinton pulp sale transaction closed on February 3, 2024 following the completion of the customary regulatory reviews and closing conditions. Activities in respect of the closing conditions for the sale of Quesnel River Pulp mill and Slave Lake Pulp mill are proceeding and we continue to anticipate closing of the transaction in early 2024.

In our Europe EWP segment, we expect near-term demand weakness to persist for our panel products and therefore expect 2024 shipments of MDF, particleboard and OSB to be similar to 2023 levels. For OSB, we are guiding to shipments in the range of 0.9 to 1.1 billion square feet (3/8-inch basis). Input costs for the Europe EWP business, including energy and resin costs, are expected to stabilize in 2024 but remain elevated.

In Q4-23, we experienced continued moderation of costs and improved availability for inputs across our supply chain, including resins, chemicals, transportation and energy, although labour availability and some capital equipment lead times remained challenging. We expect these trends to largely continue over the near term.

We will continue to regularly evaluate the factors above as well as evolving market conditions in making production decisions across the business.

Cash Flows

We continue to anticipate levels of operating cash flows and available liquidity will support our capital spending estimate for 2024. Based on our current outlook, assuming no deterioration from current market demand conditions during the year and that there is no additional lengthening of lead times for projects underway or planned, we anticipate we will invest approximately $450 million to $550 million in 20241. Our total capital budget consists of various improvement projects and maintenance expenditures, projects focused on optimization and automation of the manufacturing process, and projects targeted to reduce greenhouse gas emissions. Expected capital expenditures1 in 2024 include approximately $80 million for the modernization of the Henderson, Texas lumber manufacturing facility, which we now expect will be ready for ramp-up starting in H1-25.

1.	This is a supplementary financial measure. Refer to the “Non-GAAP and Other Specified Financial Measures” section of this document for more information on this measure.

We expect to maintain our investment grade debt rating and intend to preserve sufficient liquidity to be able to take advantage of strategic growth opportunities that may arise.

Under our 2022 NCIB that expired February 22, 2023, we purchased 10,194,000 Common shares of the Company, which was the full purchase authorization.

On February 22, 2023, we renewed our 2023 NCIB, allowing us to acquire up to 4,063,696 Common shares for cancellation from February 27, 2023 until the expiry of the bid on February 26, 2024. As of February 13, 2024, 1,878,648 Common shares have been repurchased for cancellation, leaving 2,185,048 available to purchase at our discretion until the expiry of the 2023 NCIB.

As of February 13, 2024, we have repurchased for cancellation 41,620,442 of the Company’s Common shares since the closing of the Norbord Acquisition on February 1, 2021 through the completion of the 2021 SIB, the 2022 SIB and normal course issuer bids, equalling 76% of the shares issued in respect of the Norbord Acquisition.

We have paid a dividend in every quarter since we became a public company in 1986 and expect to continue this practice. At the latest declared quarterly dividend rate of $0.30 per share, the total anticipated cash payment of dividends in 2024 is $98 million based on the number of Common and Class B Common shares outstanding on December 31, 2023.

We will continue to consider share repurchases with excess cash, subject to regulatory approvals, if we are satisfied that this will enhance shareholder value and not compromise our financial flexibility.

Estimated Earnings Sensitivity to Key Variables

(based on 2023 shipment volumes - $ millions)

Factor	Variation	Change in pre-tax earnings[1]

Lumber price	$10 (per Mfbm)	$56

NA OSB price	$10 (per Msf)	55

Europe OSB price	£10 (per Msf)	9

Canadian - U.S. $ exchange rate[2]	$0.01 (per CAD)	20

1.	Each sensitivity has been calculated on the basis that all other variables remain constant and is based on changes in our realized sales prices.

2.	Represents the USD impact of the initial $0.01 change on CAD revenues and expenses. Additional changes are substantially, but not exactly, linear.

 LIQUIDITY AND CAPITAL RESOURCES

Capital Management Framework

Our business is cyclical and is subject to significant changes in cash flow over the business cycle. In addition, financial performance can be materially influenced by changes in product prices and the relative values of the Canadian and U.S. dollars. Our objective in managing capital is to ensure adequate liquidity and financial flexibility at all times, particularly at the lower points in the business cycle.

Our main policy relating to capital management is to maintain a strong balance sheet and otherwise meet financial tests that rating agencies commonly apply for investment-grade issuers of public debt. Our debt is currently rated as investment grade by three major rating agencies.

We monitor and assess our financial performance to ensure that debt levels are prudent, taking into account the anticipated direction of the business cycle. When financing acquisitions, we combine cash on hand, debt, and equity financing in a proportion that is intended to maintain an investment-grade rating for debt throughout the cycle. Debt repayments are arranged, where possible, on a staggered basis that takes into account the uneven nature of anticipated cash flows. We have established committed revolving lines of credit that provide liquidity and flexibility when capital markets are restricted. In addition, as a normal part of our business, we have in the past and may from time to time seek to repurchase our outstanding securities through issuer bids or tender offers, open market purchases, privately negotiated transactions or otherwise. Such repurchases, if any, will depend on prevailing market conditions, our liquidity requirements, contractual and legal restrictions and other factors.

A strong balance sheet and liquidity profile, along with our investment-grade debt rating, are key elements of our goal to maintain a balanced capital allocation strategy. Priorities within this strategy include: reinvesting in our operations across all market cycles to strategically enhance productivity, product mix, and capacity; maintaining a leading cost position; maintaining financial flexibility to capitalize on growth opportunities, including the pursuit of acquisitions and larger-scale strategic growth initiatives; and returning capital to shareholders through dividends and share repurchases.

2023 Annual Report | 43

Liquidity and Capital Resource Measures

Our capital structure consists of Common share equity and long-term debt, and our liquidity includes our operating facilities.

Summary of Liquidity and Debt Ratios ($ millions, except as otherwise indicated)	December 31, 2023	December 31, 2022

Available liquidity

Cash and cash equivalents	$900	$ 1,162

Operating lines available (excluding newsprint operation)[1]	1,054	1,053

Available liquidity	$1,954	$ 2,215

Total debt to total capital[2]	7%	7%

Net debt to total capital[2]	(5%)	(9%)

1.	Excludes demand line of credit dedicated to our jointly-owned newsprint operation as West Fraser cannot draw on it.
2.	This is a capital management measure. Refer to the “Non-GAAP and Other Specified Financial Measures” section of this document for more information on this measure.

Available liquidity as at December 31, 2023 was $1,954 million (December 31, 2022 - $2,215 million). Available liquidity includes cash and cash equivalents, cheques issued in excess of funds on deposit, and amounts available on our operating loans, excluding the demand line of credit dedicated to our 50% jointly-owned newsprint operation.

Please refer to the “Cash Flow” section for analysis of the changes in cash and cash equivalents. Total debt to total capital was comparable to prior year and we remain well positioned with a strong balance sheet and liquidity profile.

Credit Facilities

As at December 31, 2023, our credit facilities consisted of a $1 billion committed revolving credit facility which matures July 2028, $35 million of uncommitted revolving credit facilities available to our U.S. subsidiaries, a $19 million (£15 million) credit facility dedicated to our European operations, and a $11 million (CAD$15 million) demand line of credit dedicated to our jointly-owned newsprint operation.

As at December 31, 2023, our revolving credit facilities were undrawn (December 31, 2022 - undrawn) and the associated deferred financing costs of $2 million (December 31, 2022 - $1 million) were recorded in other assets. Interest on the facilities is payable at floating rates based on Prime Rate Advances, Base Rate Advances, Bankers’ Acceptances, Secured Overnight Financing Rate (“SOFR”) Advances at our option. On July 25, 2023, we amended and restated the revolving credit facilities agreement to extend its maturity to July 2028 and replaced the previous London Inter-Bank Offered Rate (“LIBOR”) floating rate option with SOFR.

In addition, we have credit facilities totalling $133 million (December 31, 2022 - $131 million) dedicated to letters of credit. Letters of credit in the amount of $43 million (December 31, 2022 - $61 million) were supported by these facilities.

All debt is unsecured except the $11 million (CAD$15 million) jointly-owned newsprint operation demand line of credit, which is secured by that joint operation’s current assets.

As at December 31, 2023, we were in compliance with the requirements of our credit facilities.

Long-Term Debt

In October 2014, we issued $300 million of fixed-rate senior unsecured notes, bearing interest at 4.35% and due October 2024, pursuant to a private placement in the U.S. The notes are redeemable, in whole or in part, at our option at any time as provided in the indenture governing the notes.

We have a $200 million term loan maturing July 2025. Interest is payable at floating rates based on Base Rate Advances or SOFR Advances at our option. This loan is repayable at any time, in whole or in part, at our option and without penalty but cannot be redrawn after payment. On July 25, 2023, we amended and restated the term loan agreement to extend its maturity from August 2024 to July 2025 and replaced the LIBOR floating rate option with SOFR.

We have interest rate swap contracts to pay fixed interest rates and receive variable interest rates on $200 million notional principal amount of indebtedness. These swap agreements have the effect of fixing the interest rate on the $200 million 5-year term loan discussed above. In June 2023, these interest rate swaps were amended to reference 3-month SOFR (previously 3-month LIBOR) effective August 2023. The weighted average fixed interest rate payable under the contracts was 0.91% following the amendment (previously 1.14%).

In January 2024, these interest rate swaps were further amended to extend their maturity from August 2024 to July 2025.

Following this amendment, the weighted average fixed interest rate payable under the contract is 2.61%.

Debt Ratings

We are considered investment grade by three leading rating agencies. The ratings in the table below are as at February 13, 2024.

Agency	Rating	Outlook

DBRS	BBB	Stable

Moody’s	Baa3	Stable

Standard & Poor’s	BBB-	Stable

These ratings are not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the rating agencies.

Shareholder’s Equity

Our outstanding Common share equity consists of 79,427,614 Common shares and 2,281,478 Class B Common shares for a total of 81,709,092 Common shares issued and outstanding as at February 13, 2024. As of February 13, 2024, we held 31,943 Common shares as treasury shares for cancellation.

The Common shares and Class B Common shares are equal in all respects, including the right to dividends, rights upon dissolution or winding up and the right to vote, except that each Class B Common share may at any time be exchanged for one Common share. Our Common shares are listed for trading on the TSX and NYSE under the symbol WFG, while our Class B Common shares are not. Certain circumstances or corporate transactions may require the approval of the holders of our Common shares and Class B Common shares on a separate class by class basis.

Share Repurchases

Normal Course Issuer Bid

Under our 2022 NCIB that expired February 22, 2023, we repurchased for cancellation 10,194,000 Common shares of the Company, which was the full purchase authorization.

On February 22, 2023, we renewed our 2023 NCIB allowing us to acquire up to 4,063,696 Common shares for cancellation from February 27, 2023 until the expiry of the bid on February 26, 2024. For the year ended December 31, 2023, we repurchased for cancellation 1,834,801 Common shares under our 2023 NCIB program.

2022 Substantial Issuer Bid

On June 7, 2022, we completed a substantial issuer bid pursuant to which we repurchased for cancellation a total of 11,898,205 Common shares at a price of $95.00 per share for an aggregate purchase price of $1.13 billion.

2023 Annual Report | 45

The following table shows our purchases under our NCIB and SIB programs in 2022 and 2023:

Share repurchases (number of common shares and price per share)		Common Shares	Average Price in USD

NCIB:	January 1, 2022 to December 31, 2022	10,475,115	$82.01

2022 SIB:	June 7, 2022	11,898,205	$95.00

NCIB:	January 1, 2023 to December 31, 2023	1,834,801	$70.24

Share Options

As at February 13, 2024, there were 828,453 share purchase options outstanding with exercise prices ranging from CAD$40.97 to CAD$123.63 per Common share.

Cash Flow

Our cash is deployed primarily for operating purposes, interest payments, repayment of debt, investments in property, plant, equipment, acquisitions, share repurchases, and dividends. In normal business cycles and in years without a major acquisition or debt repayment, cash on hand and cash provided by operations have typically been sufficient to meet these uses.

We are exposed to commodity price changes. To manage our liquidity risk, we maintain adequate cash and cash equivalents balances and appropriate lines of credit. In addition, we regularly monitor and review both actual and forecasted cash flows. Refinancing risks are managed by extending maturities through regular renewals and refinancing when market conditions are supportive.

	Years Ended

Cash Flow Statement ($ millions - cash provided by (used in))	December 31, 2023	December 31, 2022

Cash provided by operating activities

Earnings (loss)	$(167)	$ 1,975

Adjustments

Amortization	541	589

Restructuring and impairment charges	279	60

Finance (income) expense, net	(51)	3

Foreign exchange loss (gain)	7	(28)

Export duty	(45)	(99)

Retirement benefit expense	77	103

Net contributions to retirement benefit plans	(37)	(76)

Tax (recovery) provision	(61)	618

Income taxes paid	(24)	(982)

Other	(4)	(11)

Changes in non-cash working capital

Receivables	6	140

Inventories	132	20

Prepaid expenses	4	(6)

Payables and accrued liabilities	(131)	(99)

	525	2,207

Cash used for financing activities

Repayment of lease obligations	(15)	(14)

Finance expense paid	(24)	(23)

Repurchase of Common shares for cancellation	(129)	(1,990)

Dividends paid	(100)	(99)

	(268)	(2,126)

Cash used for investing activities

Spray Lake Acquisition, net of cash acquired	(100)	—

Additions to capital assets	(477)	(477)

Interest received	47	17

Other	—	1

	$(530)	$ (459)

Change in cash and cash equivalents	$(273)	$ (378)

2023 Annual Report | 47

Operating Activities

The table above shows the main components of cash flows provided by operating activities for each year. The significant factor contributing to the decrease compared to 2022 was lower earnings, offset in part by lower income taxes paid. Changes in working capital was a contributing factor to the decrease year over year.

Earnings, after adjusting for non-cash items, were lower versus prior year due primarily to lower product pricing, offset in part by lower costs. Income taxes paid were lower in 2023 due to lower installment payments in the current year and receipt of refunds relating to prior year installment payments.

Working capital decreased modestly in 2023 due primarily to decreases in inventories offset by decreases in payables and accrued liabilities. Decreases in inventories is driven primarily by lower volumes of logs on hand. Accounts payable and accrued liabilities decreased due primarily to decreases in accrued compensation.

Financing Activities

Cash used in financing activities in 2023 decreased compared to 2022 due to lower share repurchases.

We returned $129 million and $1,990 million during 2023 and 2022 respectively to our shareholders through Common shares repurchased under our NCIB and SIB programs. During the year ended December 31, 2022, we repurchased for cancellation a total of 11,898,205 Common shares at a price of $95.00 per share for an aggregate purchase price of $1.13 billion under the 2022 SIB.

We also returned a total of $100 million during 2023 to our shareholders through dividend payments (2022 - $99 million).

Investing Activities

Cash payment of $100 million, representing the cash consideration transferred net of acquired cash, was made in relation to the Spray Lake Acquisition during 2023.

Interest received increased compared to 2022 due to higher interest income earned on our cash equivalents.

Capital expenditures of $477 million in 2023 (2022 - $477 million) reflect our philosophy of continued reinvestment in our mills.

Capital Expenditures by Segment ($ millions)	Profit Improvement	Maintenance of Business[1]	Safety	Total

Lumber	157	73	23	253

North America EWP	41	86	28	156

Pulp & Paper	2	27	3	32

Europe EWP	11	18	2	30

Corporate	—	7	—	7

Total	210	211	56	477

1.	Maintenance of business includes expenditures for roads, bridges, mobile equipment and major maintenance shutdowns.

Contractual Obligations

The estimated cash payments due in respect of contractual and legal obligations as at December 31, 2023, including debt and interest payments and major capital improvements, are summarized as follows. Contractual obligations do not include energy purchases under various agreements, defined contribution pension plans, equity-based compensation, or contingent amounts payable.

Contractual Obligations (at December 31, 2023, in $ millions)	Total	2024	2025	2026	2027	Thereafter

Long-term debt	$500	$300	$200	$—	$—	$—

Interest on long-term debt[1]	25	18	7	—	—	—

Lease obligations	45	13	8	5	3	16

Contributions to defined benefit pension plans[2]	68	19	16	33	—	—

Payables and accrued liabilities	620	620	—	—	—	—

Purchase commitments	265	265	—	—	—	—

Reforestation and decommissioning obligations	137	64	20	7	7	39

Electricity swaps	(14)	(3)	—	—	(1)	(10)

Total	$1,646	$1,296	$251	$45	$9	$45

1.	Assumes debt remains at December 31, 2023 levels and includes the impact of interest rate swaps terminating August 2024.
2.	Contributions to the defined benefit pension plans are based on the most recent actuarial valuation. Future contributions will be determined at the next actuarial valuation date.

Financial Instruments

Our financial instruments, their accounting classification, and associated risks are described in note 23 to the Annual Financial Statements.

 ACCOUNTING MATTERS

Critical Accounting Estimates and Judgments

The preparation of financial statements in conformity with IFRS Accounting Standards requires management to make estimates, assumptions, and judgments that affect the amounts reported. Our significant accounting policies are disclosed in our Annual Financial Statements.

In determining our critical accounting estimates, we consider trends, commitments, events or uncertainties that we reasonably expect to materially affect our methodology or assumptions. Our statements in this MD&A regarding such considerations are made subject to the “Forward-Looking Statements” section.

We have outlined below information about judgments, assumptions, and other sources of estimation uncertainty as at December 31, 2023 that have the most significant impact on the amounts recognized in our financial statements. The discussion of each critical accounting estimate does not differ between our reportable segments unless explicitly noted.

Recoverability of Goodwill

Goodwill is allocated to CGUs or groups of CGUs that are expected to benefit from the synergies of the business combination from which it arose. Goodwill exists in relation to our Lumber, North America EWP, and Europe EWP reportable segments.

Goodwill is tested annually for impairment, or more frequently if an indicator of impairment is identified.

Recoverability of goodwill is assessed by comparing the carrying value of the CGU or group of CGUs associated with the goodwill balance to its estimated recoverable amount, which is the higher of its estimated fair value less costs of disposal and its value in use.

We determined the value in use of CGU groups using discounted cash flow models. Key assumptions include production volume, product pricing, raw material input cost, production cost, terminal multiple, and discount rate. Key assumptions were determined using external sources and historical data from internal sources.

An impairment loss is recorded if the carrying value exceeds the estimated recoverable amount.

The estimated recoverable amounts of the CGU groups exceeded their respective carrying amounts and as such, no impairment losses were recognized for the year ended December 31, 2023 (2022 - nil).

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The estimates and assumptions regarding expected cash flows and the appropriate discount rates require considerable judgment and are based upon historical experience, approved financial forecasts and industry trends and conditions.

There is a material degree of uncertainty with respect to the estimates of the recoverable amounts of the CGU groups, given the necessity of making key economic and operating assumptions about the future. If the future were to differ adversely from our best estimate and associated cash flows were to materially decrease, we could potentially experience future impairment charges in respect of our goodwill balances.

Recoverability of Capital Assets

We assess property, plant and equipment, timber licences, and other definite-lived intangible assets for indicators of impairment at each reporting date and whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. We conduct a review of external and internal sources of information to assess for any impairment indicators. Examples of such triggering events related to our capital assets include, but are not limited to: a significant adverse change in the extent or manner in which the asset is being used or in its physical condition; a change in management’s intention or strategy for the asset, including a plan to dispose of the asset or idle the asset for a significant period of time; a significant adverse change in our long-term price assumption or in the price or availability of inputs required for manufacturing; a significant adverse change in legal factors or in the business climate that could affect the asset’s value; and a current period operating or cash flow loss combined with a history of operating or cash flow losses, or a projection or forecast that demonstrates continuing losses associated with the asset’s use.

When a triggering event is identified, recoverability of capital assets is assessed by comparing the carrying value of an asset or cash-generating unit to its estimated recoverable amount, which is the higher of its estimated fair value less costs of disposal and its value in use.

We determined the value in use of assets and cash-generating units using discounted cash flow models. Key assumptions included production volume, product pricing, raw material input cost, production cost, and discount rate. Key assumptions used in estimating recoverable amount were based on industry sources as well as management estimates.

An impairment loss is recorded if the carrying value exceeds the estimated recoverable amount.

In the year ended December 31, 2023, we recorded restructuring and impairment charges of $279 million.

In our Pulp & Paper segment, we recorded an impairment loss of $121 million in relation to the sale of the Hinton pulp mill. In addition, we recorded an impairment loss of $20 million in relation to the sale of the Quesnel River Pulp mill and Slave Lake Pulp mill.

In our Lumber segment, we recorded restructuring and impairment charges of $47 million associated with the announcement of the permanent closure of our lumber mill in Maxville, Florida and the indefinite curtailment of operations at our lumber mill in Huttig, Arkansas. We recorded restructuring and impairment charges of $81 million related to facility closures and curtailments due to availability of economic fibre sources in B.C. We estimated the recoverable amount of the impaired assets based on their value in use. The recoverable amount of the property, plant and equipment subject to impairment, other than the disposal group discussed above, was $36 million.

The assessment of impairment indicators requires the exercise of judgment given the necessity of making key economic and operating assumptions about the future. If the future were to differ adversely from our best estimate and associated cash flows were to materially decrease, we could potentially experience future impairment charges in respect of our capital assets.

Fair Value of PPE and Intangible Assets Acquired in Business Combinations

On November 17, 2023, we acquired the Spray Lake lumber mill located in Cochrane, Alberta and associated timber tenures (“Spray Lake Acquisition”) for preliminary cash consideration of $102 million (CAD$140 million), net of cash acquired of $1 million.

We recognize and measure the assets acquired and liabilities assumed in a business combination based on their estimated fair values at the acquisition date. Any excess of the purchase consideration compared to the fair value of the net assets acquired is recorded as goodwill.

A significant amount of judgment is involved in estimating the fair values of property, plant and equipment and intangible assets acquired in a business combination. The Spray Lake Acquisition resulted in the recognition of PPE and timber licenses in our Lumber segment.

We use all relevant information to make these fair value determinations and engage an independent valuation specialist to assist for material acquisitions.

We applied the market comparison approach and cost approach in determining the fair value of acquired property, plant, and equipment. We considered market prices for similar assets when they were available, and depreciated replacement cost in other circumstances. Depreciated replacement cost reflects adjustments for physical deterioration as well as functional and economic obsolescence. The key assumptions used in the estimation of depreciated replacement cost are the asset’s estimated replacement cost at the time of acquisition and estimated useful life.

The fair value of timber licenses acquired was determined by using a market comparison technique based on precedent transactions in Western Canada.

There is a material degree of uncertainty with respect to the estimates of fair value of PPE and intangible assets given the necessity of making economic assumptions about the future. If our estimates of the acquisition-date fair value of property, plant and equipment and intangible assets acquired in business combinations were incorrect, we could experience increased or decreased charges for depreciation or amortization in the future. If the future were to differ adversely from our best estimate of key economic assumptions and associated cash flows were to materially decrease, we could potentially experience future impairment charges in respect to our PPE or intangible assets.

Defined Benefit Pension Plan Assumptions

We maintain defined benefit pension plans for many of our employees. We use independent actuarial specialists to perform actuarial valuations of our defined benefit pension plans.

Key assumptions used in determining defined benefit pension expense and accrued benefit obligations included the assumed rates of increase for employee compensation and the discount rate. Note 14 to the Annual Financial Statements provides the sensitivity of our accrued benefit obligations to changes in these key assumptions.

If the future were to adversely differ from our best estimate of assumptions used in determining our accrued benefit obligations, we could experience increased defined benefit pension expense, financing costs and charges to other comprehensive earnings in the future.

CVD and ADD Duty Rates

On November 25, 2016, a coalition of U.S. lumber producers petitioned the USDOC and the USITC to investigate alleged subsidies to Canadian softwood lumber producers and levy CVD and ADD against Canadian softwood lumber imports. The USDOC chose us as a “mandatory respondent” to both the countervailing and antidumping investigations, and as a result, we have received unique company-specific rates. Details can be found under the section “Discussion & Analysis of Annual Results by Product Segment - Lumber - Softwood Lumber Dispute.”

The CVD and ADD rates are subject to adjustment by the USDOC through an AR of POI. The CVD and ADD rates apply retroactively for each POI. We record CVD as export duty expense at the cash deposit rate until an AR finalizes a new applicable rate for each POI. We record ADD as export duty expense by estimating the rate to be applied for each POI by using our actual results and a similar calculation methodology as the USDOC and adjust when an AR finalizes a new applicable rate for each POI. The difference between the cumulative cash deposits paid and cumulative export duty expense recognized for each POI is recorded on our balance sheet as export duty deposits receivable or payable.

The difference between the cash deposit amount and the amount that would have been due based on the final AR rate will incur interest based on the U.S. federally published interest rate. We record interest income on our duty deposits receivable, net of any interest expense on our duty deposits payable, based on this rate.

The softwood lumber case will continue to be subject to NAFTA or the new CUSMA and WTO dispute resolution processes and litigation in the U.S. In the past, long periods of litigation have led to negotiated settlements and duty deposit refunds.

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In the interim, duties remain subject to the USDOC AR process, which results in an annual adjustment of duty deposit rates. Notwithstanding the deposit rates assigned under the investigations, our final liability for CVD and ADD will not be determined until each annual administrative review process is complete and related appeal processes are concluded.

If the future were to adversely differ from our best estimate of the duty deposit rate, we could experience material adjustments to duty expense and such adjustments could result in an increase of cash outflows.

Reforestation and Decommissioning Obligations

We recognize provisions for various statutory, contractual or legal obligations. In Canada, regulations in most provinces require timber quota holders to carry out reforestation to ensure re-establishment of the forest after harvesting. Reforested areas must be tended for a period sufficient to ensure that they are well established. The time needed to meet regulatory requirements depends on a variety of factors.

In our operating areas, the time to meet reforestation standards usually spans 12 to 15 years from the time of harvest. We record a liability for the estimated cost of the future reforestation activities when the harvesting takes place, discounted at an appropriate rate. The liability is accreted over time through charges to finance expense and reduced by silviculture expenditures. Changes to estimates are credited or charged to earnings.

We record the best estimate of the expenditure to be incurred to settle decommissioning obligations, such as landfill closures. This liability is determined using estimated closure and/or remediation costs discounted using an appropriate discount rate. On initial recognition, the carrying value of the liability is added to the carrying amount of the associated asset and amortized over its useful life, or expensed when there is no related asset. The liability is accreted over time through charges to finance expense and reduced by actual costs of settlement. Changes to estimates result in an adjustment to the carrying amount of the associated asset or, where there is no asset, they are credited or charged to earnings.

Key assumptions underlying the reforestation and decommissioning obligations included the timing and the amount of forecasted expenditures and the discount rate.

Material changes in financial position can arise as the actual costs incurred at the time of silviculture activities or decommissioning may differ from the estimates used in determining the liability. If the provisions for the reforestation and decommissioning obligations were to be inadequate, we could experience an increase to expenses in the future. A charge for an inadequate reforestation and decommissioning obligation provision would result in an increase of cash outflows at the time the obligation is satisfied.

Accounting Policy Developments

Note 2 to the Annual Financial Statements contains a description of current and future changes in accounting policies, including: (1) initial application of standards, interpretations and amendments to standards and interpretations in the reporting period and (2) standards, interpretations and amendments to standards and interpretations issued but not yet effective.

 RISKS AND UNCERTAINTIES

Our business is subject to a number of risks and uncertainties that can significantly affect our operations, financial condition and future performance. We have a comprehensive process to identify, manage, and mitigate risk, wherever possible. The risks and uncertainties described below are not necessarily the only risks we face. Additional risks and uncertainties that are presently unknown to us or deemed immaterial by us may adversely affect our business.

Product Demand and Price Fluctuations

Our revenues and financial results are primarily dependent on the demand for, and selling prices of, our products, which are subject to significant fluctuations. The demand and prices for lumber, plywood, OSB, particleboard, MDF, LVL, pulp, newsprint, wood chips and other wood products are highly volatile and are affected by factors such as:

•	global economic conditions including the strength of the U.S., Canadian, Chinese, Japanese, European and other international economies, particularly U.S. and Canadian housing markets and their mix of single and multifamily construction, repair, renovation and remodelling spending and industrial application;
•	elevated and continued rising of interest rates, and the consequential impacts of these interest rates on mortgage rates and housing affordability;
•	alternative products to lumber or panels;
•	construction and home building disruptor technologies that may reduce the use of lumber or panels;
•	changes in industry production capacity;
•	changes in global inventory levels;
•	increased competition from other consumers of logs and producers of lumber or panels;
•	regulatory regimes setting a price on carbon that would increase the price of energy or fuel affecting the manufacturing cost of our products;
•	ongoing geo-political developments, including disruptions to the global economy resulting from the conflict in Ukraine and the Middle East;
•	inflationary pressures, including increases in energy prices; and
•	other factors beyond our control.

In addition, unemployment levels, interest rates, the availability of mortgage credit and the rate of mortgage foreclosures have a significant effect on housing affordability and residential construction and renovation activity, which in turn influences the demand for, and price of, building materials such as lumber and panel products. Declines in demand, and corresponding reductions in prices, for our products may adversely affect our financial condition and results of operations.

Our business is highly exposed to fluctuations in demand for and pricing of our wood products. Our sensitivity to commodity product pricing may result in a high degree of sales and earnings volatility. In the past, we have been negatively affected by declines in product pricing and have taken production downtime or indefinite curtailments to manage working capital and minimize cash losses. Severe and prolonged weakness in the markets for our wood products could seriously harm our financial position, operating results and cash flows.

We have developed a sales strategy that includes the development of sales plans to reduce our exposure to pricing and sales volatility that are based on pricing and demand forecasts and trends that we develop. These forecasts will be based on assumptions that we make as to the markets in which our products are sold. Our inability to accurately forecast the demand and pricing for our products or to effectively execute on our sales strategy could result in increased exposure of our business to pricing and demand volatility, with the result that our revenues and our financial condition could be adversely impacted.

We cannot predict with any reasonable accuracy future market conditions, demand or pricing for any of our products due to factors outside our control. Prolonged or severe weakness in the market for any of our principal products would adversely affect our financial condition. Future demand could also be impacted by the perceived sustainability of our wood products in contrast with competing alternatives.

Competition

We compete with global producers, some of which may have greater financial resources and lower production costs than we do. Currency devaluations can have the effect of reducing our competitors’ costs and making our products less competitive in certain markets. In addition, European lumber producers and South American panel producers may enter the North American market during periods of peak prices. Markets for our products are highly competitive. Our ability to maintain or improve the cost of producing and delivering products to those markets is crucial. Factors such as cost and availability of raw materials, energy and labour, the ability to maintain high operating rates and low per unit manufacturing costs, and the quality of our final products and our customer service all affect our earnings. Some of our products are also particularly sensitive to other factors including innovation, quality and service, with varying emphasis on these factors depending on the product. To the extent that one or more of our competitors become more successful with respect to any key competitive factor, our ability to attract and retain customers could be materially adversely affected. If we are unable to compete effectively, such failure could have a material adverse effect on our business, financial condition and results of operations.

Our products may compete with non-fibre based alternatives or with alternative products in certain market segments. For example, steel, engineered wood products, plastic, wood/plastic or composite materials may be used by builders as

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alternatives to the products produced by our wood products businesses such as lumber, plywood, OSB, LVL, particleboard and MDF products. Changes in prices for oil, chemicals and wood-based fibre can change the competitive position of our products relative to available alternatives and could increase substitution of those products for our products. In addition, our customers or potential customers may factor in environmental and sustainability factors in assessing whether to purchase our wood products. As the use of these alternatives grows, demand for our products may further decline.

Because commodity products have few distinguishing properties from producer to producer, competition for these products is based primarily on price, which is determined by supply relative to demand and competition from substitute products. Prices for our products are affected by many factors outside of our control, and we have no influence over the timing and extent of price changes, which often are volatile. Accordingly, our revenues may be negatively affected by pricing decisions made by our competitors and by decisions of our customers to purchase products from our competitors.

In addition, continued consolidation in the retail and construction industries could expose us to increased concentration of customer dependence and increase customers’ ability to exert pricing pressure on us and our products. In addition, concentration of our business with fewer customers as a result of consolidation could expose us to risks associated with the loss of key customers. For example, the loss of a significant customer, any significant customer order cancellations or bad debts could negatively affect our sales and earnings.

Availability of Fibre

Canada

A significant majority of our Canadian log requirements are harvested from lands owned by a provincial government. Provincial governments control the volumes that can be harvested under provincially-granted tenures and otherwise regulate the availability of Crown timber for harvest. Determinations by provincial governments: (i) to reduce the volume of timber, to issue or not issue operating permits to harvest timber; (ii) to limit the areas that may be harvested under timber tenures; (iii) to restrict the transfer or acquisition of timber tenures; (iv) to regulate the processing of timber or use of harvesting contractors; (v) in response to jurisprudence or government policies respecting Indigenous rights and title or reconciliation efforts, land use management and planning processes, including those agreements between the B.C. provincial government and the Blueberry River First Nations or potential reallocation of harvesting rights to Indigenous Nations or communities; (vi) to restrict log processing to local or appurtenant sawmills or to mandate amounts of work to be provided or rates to be paid to harvesting contractors; or (vii) to change the methodology or rates for stumpage, may reduce our ability to secure log or residual fibre supply, may increase our log purchase and residual fibre costs, may adversely impact lumber grade and recovery and may impact our operations, including require us to reduce operating rates. These determinations may be made by the provincial government with the objective to protect the environment or endangered species, species at risk and critical habitat or to address the impact of forest fires, mountain pine beetle infestations, harvest and caribou conservation plans. Accordingly, forest fires, mountain pine beetle infestations, environmental protection measures and policies respecting indigenous rights and reconciliation efforts may result in government actions to reduce annual allowable cuts and timber supply that may adversely impact our access to fibre supply for our Canadian operations, and may significantly increase the cost of our Canadian operations. Our inability to access secure, economical and sustainable fibre supply has resulted in decisions to permanently curtail production at certain of our Canadian operations and may result in future curtailment of production.

In addition, our timber supply in B.C. may also be negatively impacted by rapid and on-going forest policy review by the B.C. Provincial Government. The continued evolution of B.C. forest policy is creating some uncertainty and constraining access to our timber harvesting land base. This development and implementation of updated forest policy is ongoing and the impacts to timber supply will not be fully understood for some time. These actions could have a material impact on both the amount of our AAC forest tenures and the amount of timber that we are able to harvest from these tenures. Without significant policy change in B.C., the B.C. forest sector may continue to experience further contraction.

We rely on third party independent contractors to harvest timber in areas over which we hold timber tenures. Increases in rates charged by these independent contractors or the limited availability of these independent contractors or new regulations on the work to be provided and rates to be paid to these contractors may increase our timber harvesting costs.

We also rely on the purchase of logs through open market purchases and private supply agreements and log exchange agreements and increased competition for logs, or shortages of logs may result in increases in our log purchase costs.

Unusually warm weather in Western Canada, including through the 2023/2024 winter, has hampered, and may hamper in the future, our ability to conduct logging activities which has the potential to limit our ability to accumulate the necessary log inventories, constrain our ability to manufacture and ship SPF lumber or necessitate reduced operating schedules.

United States

We rely on log supply agreements in the U.S. which are subject to log availability and based on market prices. The majority of the aggregate log requirements for our U.S. mills is purchased on the open market. Open market purchases come from timber real estate investment trusts, timberland investment management organizations and private land owners. Changes in the log markets in which we operate may reduce the supply of logs available to us and may increase the costs of log purchases, each of which could adversely affect our results. In addition, changes in the market for residuals may reduce the demand and selling price for the residuals produced by our operations and increase the disposal costs, which could adversely affect our results. We may experience higher competition for sustainable log supply sourcing as supply is limited by alternative demand for forests in carbon sequestration and through the increase in conversion to forest plantations or non-forest use where there is significant regional forest area decline.

While the U.S. South remains a critical area of lumber supply growth and a key region for West Fraser’s growth strategy, it is important to note that this region’s economic fibre supply, cost profile and access to end-use markets for sawmill residuals are not homogenous, and that all of these factors could limit our growth opportunities.

U.K. and Europe

Wood fibre for our U.K. and Belgium OSB, particleboard and MDF operations is purchased from government and private landowners. Changes in the log markets in which we operate may reduce the supply of logs available to us and may increase the costs of log purchases, each of which could adversely affect our results.

Residuals

We rely on fibre off-take agreements for certain of our Canadian solid wood operations under which we supply to third parties wood chips and other residuals generated from our lumber operations. While certain of these fibre supply agreements are long-term take-or-pay arrangements, we face counterparty risk in the event that the purchasers of our wood chips and other residuals default on their obligations. Default by our counterparties could force us to sell our wood chips and other residuals at then prevailing market prices which may be less than the prices under our fibre supply agreements.

We rely on third party consumers of wood chips, including pulp mills and paper mills, to purchase wood chips and other residuals generated at our U.S. solid wood mills. Recent pulp and paper mill closures in the U.S. South have reduced market demand for wood chips and other residuals in the areas where we operate. In addition, wood chip and residuals supply has increased as a result in regional increases in lumber production. These demand and supply factors can both decrease the price that we can obtain for our residuals in the U.S. market and require us to seek alternate means of sale or disposal of residuals, each of which could decrease the revenues and/or increase the overall costs of our U.S. operations.

Additional Risks to Availability of Fibre

When timber, wood chips, other residual fibre and wood recycled materials are purchased on the open market, we are in competition with other uses of such resources, where prices and the availability of supply are influenced by factors beyond our control. Fibre supply can also be influenced by natural events, such as forest fires, severe weather conditions, insect epidemics and other natural disasters, which may increase wood fibre costs, restrict access to wood fibre or force production curtailments.

Transportation Requirements

Our business depends on our ability to transport a high volume of products and raw materials to and from our production facilities and onto both domestic and international markets at cost effective rates. We rely primarily on third-party transportation providers for both the delivery of raw materials to our production facilities and the transportation of our products to market. These third-party transportation providers include truckers, bulk and container shippers and railways. Our ability to obtain transportation services from these transportation service providers is subject to risks which

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include, without limitation, availability of equipment and operators, disruptions due to weather, natural disasters and labour disputes. To the extent that climate change results in more frequent severe weather occurrences, we may experience increased frequency of transportation disruptions in future years which may again result in a disruption of our ability to ship lumber and other products that we manufacture, including significant transportation disruptions from severe flooding, hurricanes, and other natural disasters. In addition, the potential of increased frequency of severe weather events may ultimately result in increased transportation costs as transportation providers, including railways, undertake capital expenditures to improve the ability of the transportation infrastructure to withstand severe weather events or to repair damage from severe weather events in order to maintain services.

Transportation services may also be impacted by seasonal factors, which could impact the timely delivery of raw materials and distribution of products to customers. As a result of rail and truck capacity constraints, access to adequate transportation capacity has at times been strained and could affect our ability to transport our products to markets and could result in increased product inventories. Any failure of third-party transportation providers to deliver finished goods or raw materials in a timely manner, including failure caused by adverse weather conditions or work stoppages, could harm our reputation, negatively affect customer relationships or disrupt production at our mills. Transportation costs are also subject to risks that include, without limitation, increased rates due to competition, increased fuel costs and increased capital expenditures related to repair, maintenance and upgrading of transportation infrastructure. Increases in transportation costs will increase our operating costs and adversely impact our profitability. If we are unable to obtain transportation services or if our transportation costs increase, our revenues may decrease due to our inability to deliver products to market and our operating expenses may increase, each of which would adversely affect our results of operations.

Costs and Availability of Materials and Energy

We rely heavily on certain raw materials, including logs, wood chips and other fibre sources, chemicals, and energy sources, including natural gas and electricity, in our manufacturing processes. Competition from our industry and other industries, as well as supply disruptions may result in increased demand and costs for these raw materials and energy sources. We have experienced significant cost inflation across a number of our inputs including supplies and materials and energy. Increases in the costs of these raw materials and energy sources will increase our operating costs and will reduce our operating margins. There is no assurance that we will be able to fully offset the effects of higher raw material or energy costs through hedging arrangements, price increases, productivity improvements or cost-reduction programs.

From time to time, we enter into arrangements with renewable power generators to purchase environmental attributes and receive settlements by reference to generation volumes and the spot price for electricity and pay settlements by reference to generation volumes and a fixed contractual price. These agreements act as a partial hedge against future electricity price increases. Fair values of our electricity swaps may be volatile and sensitive to fluctuations in forward electricity prices and counterparty credit risk.

Our operations depend on an uninterrupted supply of resins and chemicals, production inputs, and other supplies and resources such as skilled personnel. Supply may be interrupted due to a shortage or the scarce nature of inputs, especially with regard to chemicals. Supply might also be interrupted due to transportation and logistics associated with the remote location of some of our operations, and government restrictions or regulations which delay importation of necessary items. COVID-19 has had a significant impact on global supply chains, which has impacted our ability to source supplies required for our operations and has increased the costs of those supplies. Any interruptions to the procurement and supply of resins, chemicals, production inputs and other supplies, or the availability of skilled personnel, as well as continued increased rates of inflation, could have an adverse impact on our future cash flows, earnings, results of operations, and financial condition.

Operational Curtailments

From time to time, we suspend or curtail operations at one or more of our facilities in response to market conditions, environmental risks, or other operational issues, including, but not limited to scheduled and unscheduled maintenance, temporary periods of high electricity prices, power failures, equipment breakdowns, adverse weather conditions, labour disruptions, transportation disruptions, unavailability of staff, fire hazards, and the availability or cost of raw materials including logs, wood chips, resins and chemicals. In addition, the potential increased frequency of extreme weather events associated with climate change may result in operational curtailments becoming more frequent than we have experienced historically.

In addition, our ability to operate at full capacity may be affected by ongoing capital projects. As a result, our facilities may from time to time operate at less than full capacity. These operational suspensions could have a material adverse effect on our financial condition as a result of decreased revenues and lower operating margins.

In Canada, a substantial portion of the wood chip requirements of our Canadian pulp and paper operations are provided by our Canadian sawmills and plywood and LVL plants. If wood chip production is reduced because of production curtailments, improved manufacturing efficiencies or any other reason, our pulp and paper operations may incur additional costs to acquire or produce additional wood chips or be forced to reduce production. Conversely, pulp and paper mill production curtailments may require our sawmills and panel mills to find other ways to dispose of residual wood fibre and may result in curtailment or suspension of lumber, plywood or LVL production and increased costs.

In Canada, a substantial portion of the sawdust requirements of our Canadian MDF operations are provided by our Canadian sawmills and plywood and LVL plants. If sawdust is reduced because of production curtailments, improved manufacturing efficiencies or any other reason, our MDF operations may incur additional costs to acquire or produce additional sawdust or be forced to reduce production. Conversely, MDF mill production curtailments may require our sawmills and panel mills to find other ways to dispose of residual wood fibre and may result in curtailment or suspension of lumber, plywood or LVL production and increased costs.

Labour and Services

Our operations rely on experienced local and regional management and both skilled and unskilled workers as well as third party services such as logging and transportation and services for our capital projects. Because our operations are generally located away from major urban centers, we often face strong competition from our industry and others such as oil and gas production, mining and manufacturing for labour and services, particularly skilled trades. Shortages of key services or shortages of management leaders or skilled or unskilled workers, including those caused by a failure to attract and retain a sufficient number of qualified employees and other personnel or high employee turnover could impair our operations by reducing production or increasing costs or impacting the ability to execute on our capital projects including timing and costs. In addition, shortages of qualified employees may result in challenges to meet the objectives of our workforce diversity programs.

We employ a unionized workforce in a number of our operations. Walkouts or strikes by employees could result in lost production and sales, higher costs, supply constraints and litigation that could have a material adverse effect on our business. In addition, disputes with the unions that represent our employees may lead to litigation, the result of which may adversely impact cash flow and profitability of certain of our operations. Also, we depend on a variety of third parties that employ unionized workers to provide critical services to us. Labour disputes experienced by these third parties could lead to disruptions at our facilities.

Approximately 30% of our employees are covered by collective agreements. There were 6 expired collective agreements remaining as at December 31, 2023 representing approximately 29% of our unionized employees. All of our U.K. and Belgian union contracts are evergreen. Union agreements representing approximately 13% and 43% of our unionized employees expire in 2024 and 2025, respectively. In the event that we are unable to renew these collective agreements upon their expiry or the expired collective agreement in the near term, we could experience strikes or labour stoppages at the impacted facilities which could result in lost production and sales, higher costs and/or supply constraints.

Trade Restrictions

A substantial portion of our products that are manufactured in Canada are exported for sale. Our financial results are dependent on continued access to the export markets and tariffs, quotas and other trade barriers that restrict or prevent access represent a continuing risk to us. Canadian softwood lumber exports to the U.S. have been the subject of trade disputes and managed trade arrangements for the last several decades. During the period from October 2006 through October 2015 these exports were subject to a trade agreement between the U.S. and Canada and on the expiry of that agreement, a one-year moratorium on trade sanctions by the U.S. came into place. That moratorium has expired and in November 2016 a group of U.S. lumber producers petitioned the USDOC and the USITC to impose trade sanctions against Canadian softwood lumber exports to the U.S. In 2017 duties were imposed on Canadian softwood lumber exports to the U.S. The current duties are likely to remain in place until and unless some form of trade agreement can be reached between the U.S. and Canada (which trade agreement could include other tariffs or duties or quotas that restrict lumber exports) or a final, binding determination is made as a result of litigation. Unless the additional costs imposed by duties can be passed along to lumber consumers, the duties will increase costs for Canadian producers and, in certain cases,

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could result in some Canadian production becoming unprofitable. Whether and to what extent duties can be passed along to consumers will largely depend on the strength of demand for softwood lumber, which is significantly influenced by the levels of new residential construction in the U.S. If duties can be passed through to consumers in whole or in part the price of Canadian softwood lumber will increase (although the increase will not necessarily be for the benefit of Canadian producers) which in turn could cause the price of SYP lumber, which would not be subject to the duty, to increase as well.

While the USDOC has issued its final duty rates for 2017 through 2021, the duty rates for the 2022 POI has not been finalized, and there is no assurance that the final rates for antidumping duty and countervailing duty will not differ materially from the cash deposit rates in place for those years.

The application of U.S. trade laws could, in certain circumstances, create significant burdens on us. We are a mandatory respondent in current investigations being conducted by the USDOC into alleged subsidies and dumping of Canadian softwood lumber. In addition, the current trade dispute between the U.S. and China could negatively impact either or both the U.S. and Chinese economies which could have an adverse effect on the demand for our products and could adversely affect our financial results. Further, the current diplomatic and trade issues between Canada and China could result in tariffs and other trade barriers that restrict access to the market in China for our products.

The future performance of our business is dependent upon international trade and, in particular, cross border trade between Canada and the U.S. and between the U.K. and European Union. Access to markets in the U.S., the European Union, China and other countries may be affected from time to time by various trade-related events. The financial condition and results of operations of our business could be materially adversely affected by trade rulings, the failure to reach or adopt trade agreements, the imposition of customs duties or other tariffs, or an increase in trade restrictions in the future.

Environment

We are subject to regulation by federal, provincial, state, municipal and local environmental authorities, including, among other matters, environmental regulations relating to air emissions and pollutants, wastewater (effluent) discharges, solid and hazardous waste, landfill operations, forestry practices, permitting obligations, site remediation and the protection of threatened or endangered species and critical habitat. Concerns over climate change, carbon emissions, water and land-use practices and the protection of threatened or endangered species and critical habitat could also lead governments to enact additional or more stringent environmental laws and regulations that may require us to incur significant capital expenditures, pay higher taxes or fees, including carbon related taxes or otherwise could adversely affect our operations or financial conditions.

We have incurred, and will continue to incur, capital expenditures and operating costs to comply with environmental laws and regulations, including the U.S. Environmental Protection Agency’s Boiler MACT (maximum achievable control technology) regulations and the National Ambient Air Quality Standards for Particulate Matter (PM) for PM2.5. These regulations include environmental laws and regulations relating to air emissions, wastewater discharges, solid and hazardous waste management, plant and wildlife protection and site remediation, as well as workplace safety. These laws, regulations and restrictions may be expanded to require us to take measures to protect or enhance the environment in which we operate, including measures to protect biodiversity, conserve habitats and reduce risk of invasive transportation of species to new ecosystems. In addition, changes in the regulatory environment respecting climate change have and may lead governments and regulatory bodies to enact additional or more stringent laws and regulations and impose operational restrictions or incremental levies and taxes applicable to our Company which could require us to incur increased capital expenditures, including further Best Available Control Technology or result in increased operating expenses or limit or constrain our ability to obtain permits and authorizations to advance our business and capital/modernization plans. In addition, we anticipate incurring additional capital expenditures in connection with capital projects that we plan to undertake in order to achieve our targeted greenhouse gas emission objectives. These capital expenditures may be greater than initially projected, and changes in environmental laws could impose more stringent requirements than our targeted objectives and result in increased capital expenditures or acceleration of the time for completion of the capital projects or delays in our ability to obtain permitting or execute on our new capital and modernization plans.

No assurance can be given that changes in these laws and regulations or their application will not have a material adverse effect on our business, operations, financial condition and operational results. Similarly, no assurance can be given that capital expenditures necessary for future compliance with existing and new environmental laws and regulations could be financed from our available cash flow. Failure to comply with applicable laws and regulations could result in fines, penalties or other enforcement actions that could impact our production capacity or increase our production costs. In addition, laws and regulations could become more stringent or subject to different interpretation in the future.

We may discover currently unknown environmental problems, contamination, or conditions relating to our past or present operations. This or any failure to comply with environmental laws and regulations may require site or other remediation costs or result in governmental or private claims for damage to person, property, natural resources or the environmental or governmental sanctions, including fines or the curtailment or suspension of our operations, which could have a material adverse effect on our business, financial condition and operational results.

We are currently involved in investigation and remediation activities and maintain accruals for certain environmental matters or obligations, as set out in the notes to the Annual Financial Statements. Changing weather patterns and climatic conditions due to natural and man-made causes, including temperature shifts and changes to seasonal norms for winter and summer, can adversely impact our ability to meet our reforestation obligations and the expected cost to settle these liabilities. There can be no assurance that any costs associated with such obligations or other environmental matters will not exceed our accruals.

Our Canadian woodland operations, and the harvesting operations of our many key U.S. log and European wood fibre suppliers, in addition to being subject to various environmental protection laws, are subject to third-party certification as to compliance with internationally recognized, sustainable forest management standards. Demand for our products may be reduced if we are unable to achieve compliance or are perceived by the public as failing to comply, with these applicable environmental protection laws and sustainable forest management standards, or if our customers require compliance with alternate forest management standards for which our operations are not certified. In addition, changes in sustainable forest management standards or our determination to seek certification for compliance with alternate sustainable forest management standards may increase our costs of wood fibre and operations.

Climate Change, Environmental and Social Risks

We face direct risks associated with climate change and the environment, as well as indirect risks resulting from the growing international concern regarding climate change, environmental and social matters. Specifically, there has been a significant increase in focus on the timing and ability of organizations to transition to a lower-carbon economy and to demonstrate a commitment to environmental, social and governance issues. Governments, financial institutions, insurance companies, environmental and governance organizations, institutional investors, social and environmental activists, and individuals are increasingly seeking to implement, among other things, regulatory developments, policy changes and investment patterns, which, individually and collectively may have financial implications for both us and our stakeholders (i.e., customers, suppliers, shareholders).

Our business operations face risks associated with climate change and the environment. These risks include the following, as identified and discussed in this Risk and Uncertainties section of this MD&A:

•	reduced access to fibre for our operations due to increased tree mortality or damage, including as a result of wildfire, extreme weather, drought and insect infestation;
•	transportation disruption due to extreme weather events, including flooding and forest fires;
•	risk to the availability of timber supply resulting from reduced timber supply, forest fires, and reduced forest access;
•	unplanned mill curtailments due to extreme weather or fire damage or power disruption.

We also face transition risks attributable to climate change resulting from adaptation to climate change and government regulations in response to climate change, including:

•	the potential of increasing energy costs;
•	changes in land-use and forest conservation practices;
•	increased capital expenditures associated with improving energy efficiency and meeting decarbonization objectives;
•	increased operating expenses associated with carbon pricing;
•	our inability to successfully transition to low-carbon technologies and operations.

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In addition, climate change and its associated impacts may increase our exposure to, and magnitude of, other risks identified in this Risk and Uncertainties section of this MD&A.

Overall, we continue to assess the degree to which climate change related regulatory, climatic conditions, and climate-related transition risks could impact our financial and operating results. Our business, financial condition, results of operations, cash flows, reputation, access to capital, access to insurance, cost of borrowing, access to liquidity, ability to fund dividend payments and/or business plans may, in particular, without limitation, be adversely impacted as a result of climate change and its associated impacts. We have initiated a formal climate change scenario analysis, informed by the Task Force on Climate-related Disclosures (TCFD) recommendations, to understand the potential impacts of climate-related risks and opportunities using different scenarios to help enhance our corporate strategy, supply planning and risk management and create awareness with our stakeholders, and build business resiliency.

We also face potential strategic, reputational, business, legal and regulatory risks relating to our actual or perceived actions, or inaction, in relation to climate change and other environmental and social risk issues, progress against our environmental or social commitments, or our disclosures on these matters. Investors and stakeholders increasingly compare companies based on climate-related performance and a perception among financial institutions and investors that our ESG initiatives, including the forestry industry’s sustainability initiatives, are insufficient, could adversely affect our reputation and ability to attract investors and capital.

In 2022, we joined the Science-Based Targets Initiative, which included setting specific science-based targets to achieve GHG emissions reduction across all our operations by 2030, as part of our overall sustainability and ESG initiatives. There is a risk that we will not meet our GHG emissions reduction targets, that some or all of the expected benefits and opportunities of achieving our various GHG and sustainability targets may fail to materialize, and that achieving the targets may cost more to achieve than projected or may not occur within anticipated time periods. Our failure to achieve our GHG or our sustainability targets, or a perception by key stakeholders, including our customers and our investors, that our GHG targets or other ESG initiatives are insufficient, could adversely affect our reputation and our ability to attract investors, capital and insurance coverage. Further, actions taken by us to meet our GHG targets and achieve our sustainability objectives may ultimately increase our projected capital expenditures and our costs of operations. In addition, our ability to access capital or the costs of available capital may be adversely affected in the event that financial institutions, investors, rating agencies and/or lenders adopt more restrictive sustainability policies than we have committed to.

Indigenous Groups

Issues relating to Indigenous groups, including Indigenous Nations, Métis and others, have the potential for an impact on resource companies operating in Canada including West Fraser. Risks include potential delays or effects of governmental decisions relating to Canadian Crown timber harvesting rights (including their grant, renewal or transfer or authorization to harvest) in light of the government’s duty to consult and accommodate Indigenous groups in respect of Aboriginal rights or treaty rights, agreements governments may choose to enter into with Indigenous groups or steps governments may take in favour of Indigenous groups even if not required by law, related terms and conditions of authorizations and potential findings of Aboriginal title over land. This includes potential Indigenous joint decision-making and consent agreements under the B.C. Declaration on the Rights of Indigenous Peoples Act related to forestry.

We participate, as requested by the government, in the consultation process in support of the government fulfilling its duty to consult. We also seek to develop and maintain good relationships and, where possible, agreements with Aboriginal groups that may be affected by our business activities. However, as the jurisprudence and government policies respecting Indigenous rights and title and the consultation process continue to evolve, as treaty and non-treaty negotiations continue, and as governments continue to announce and implement further policy and legislative changes to Indigenous interests (including, but not limited to the British Columbia Declaration of the Rights of Indigenous Peoples Act) and the federal United Nations Declaration on the Rights of Indigenous Peoples Act, we cannot assure that Indigenous claims will not in the future have a material adverse effect on our timber harvesting rights or our ability to exercise or renew them or secure other timber harvesting rights.

The Government of British Columbia’s evolving forest policy’s coupled with Indigenous Nations consultation and involvement in the land use planning process is expected to reduce the availability of and increase the timeline for, receipt of cutting permits and restrict volume available for harvest.

Recoverability of Capital Assets and Goodwill

Our capital assets and goodwill could become impaired, which could have a material non-cash adverse effect on our results of operations. We review our operations for events and circumstances that could indicate that the carrying value of our long-lived assets and goodwill may not be recoverable. If indicators of impairment are determined to exist, we review the recoverability of the carrying value of long-lived assets by estimating the recoverable amount of the asset, which is the higher of its estimated fair value less costs of disposal and its value in use. We also review our goodwill for impairment annually and when events or changes in circumstances indicate that the carrying value of the CGU or group of CGUs associated with the goodwill balance is not recoverable. We determine the value in use of assets and cash-generating units using discounted cash flow models. We make multiple assumptions in estimating future cash flows. Key assumptions include production volume, product pricing, raw material input cost, production cost, terminal multiple, and discount rate. Key assumptions were determined using external sources and historical data from internal sources. There are numerous uncertainties inherent in making these estimates, including many factors beyond our control, that could cause actual results to differ materially from expected financial and operating results. We may be required to recognize material non-cash charges relating to impairments of capital assets and/or goodwill in the future if actual results differ materially from management’s estimates. If a goodwill impairment charge is incurred, such charges are not reversible at a later date even when the events and circumstances that caused the impairment loss are favourably resolved. As a result of these uncertainties and the significant amount of goodwill ($1,949 million at December 31, 2023), our operating results may be significantly impacted from both the impairment and the underlying trends in the business that triggered the impairment, and actual results may be less favourable than estimated returns and initial financial outlook. As it relates to the North America EWP and Europe EWP CGU groups, a prolonged downturn in product pricing with an extended recovery could cause their carrying amounts to exceed their recoverable amounts. For additional information regarding goodwill, see note 9 to the Annual Financial Statements.

Regulatory

Our operations are subject to extensive general and industry-specific federal, provincial, state, municipal and other local laws and regulations and other requirements, including those governing forestry, exports, taxes (including, but not limited to, income, sales and carbon taxes), employees, labour standards, occupational health and safety, waste disposal, environmental protection and remediation, protection of endangered and protected species and land use and expropriation. We are required to obtain approvals, permits and licences for our operations, which may require advance consultation with potentially affected stakeholders including Indigenous groups and impose conditions that must be complied with. If we are unable to obtain, maintain, extend or renew, or are delayed in extending or renewing, a material approval, permit or license, our operations or financial condition could be adversely affected. There is no assurance that these laws, regulations or government requirements, or the administrative interpretation or enforcement of existing laws and regulations, will not change in the future in a manner that may require us to incur significant capital expenditures, pay higher taxes or otherwise could adversely affect our operations or financial condition. Failure to comply with applicable laws or regulations, including approvals, permits and licences, could result in fines, penalties or enforcement actions, including orders suspending or curtailing our operations or requiring corrective measures or remedial actions.

Natural and Man-Made Disasters and Climate Change Adaptation

Our operations are subject to adverse natural or man-made events such as forest fires, flooding, drought, hurricanes and other severe weather conditions, climate change, timber diseases and insect infestations including those that may be associated with warmer climate conditions, and earthquake activity. Over the past several years, changing weather patterns and climatic conditions due to natural and man-made causes, including temperature shifts and changes to seasonal norms for winter and summer, have added to the unpredictability and frequency of natural events such as severe weather, hurricanes, flooding, hailstorms, wildfires, mudslides, road washouts, snow, ice storms, and the spread of disease and insect infestations. These conditions have hampered, and may hamper in the future, our ability to conduct logging activities, constrain our ability to manufacture and ship our products or necessitate reduced operating schedules. Trends towards heavier precipitation patterns, changes to water quality and water storage on the land base can result in the overall degradation of water quality and reduced water supply levels. These events could damage or destroy or adversely affect the operations at our physical facilities or the cost, availability, and quality of our timber supply, and similar events could also affect the facilities of our suppliers or customers. Any such damage or destruction could adversely affect our financial results as a result of the reduced availability of timber, decreased production output, increased operating costs or the reduced availability of transportation. Although we believe we have reasonable insurance arrangements in place to cover certain of such incidents related to damage or destruction, there can be no assurance that these arrangements will be sufficient to fully protect us against such losses. As is common in the industry, we do not insure loss of standing timber for any cause.

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In addition, government action to address climate change, carbon emissions, water and land use and the protection of threatened or endangered species and critical habitat may result in the enactment of additional or more stringent laws and regulations that may require us to incur significant capital expenditures, pay higher taxes or fees, including carbon related taxes, or otherwise could adversely affect our operations or financial conditions.

Information Technology

We are reliant on our information and operations technology systems to operate our manufacturing facilities, access fibre, communicate internally and with suppliers and customers, to sell our products and to process payments and payroll as well as for other corporate purposes and financial reporting. An interruption or failure or unsuccessful implementation and integration of our information and operations technology systems could result in a material adverse effect on our operations, business, financial condition and results of operations.

In order to optimize performance, we regularly implement business process improvement initiatives and invest capital to upgrade our information technology infrastructure. These initiatives may involve risks to the operations and we may experience difficulties during the transition to these new or upgraded systems and processes. Difficulties in implementing new or upgraded information systems or significant system failures could disrupt operations and have a material adverse effect on the business.

In addition, the history of our operations has resulted in multiple information technology platforms and applications across our business operations which complicates our business controls and processes, including our internal controls over financial reporting. Our strategy is to integrate and unify these information technology systems in order to avoid inefficiencies in our operations and to optimize our finance, sales, inventory management, maintenance and business intelligence functions. Our inability to integrate these systems, or delay in completing this integration, could result in impediments to our growth and profitability and increase our costs of operations and regulatory compliance.

In the ordinary course of our business, we collect and store sensitive data, including intellectual property, proprietary business and confidential financial information and identifiable personal information of our employees. We rely on industry accepted security measures and technology to protect our information systems and confidential and proprietary information. If our security measures and technology are not effective in ensuring unauthorized access to personally identifiable information, we may be subject to fines and/or penalties under privacy laws and regulations and our reputation with our customers, suppliers and employees may be adversely impacted.

Cyber Security

Our information and operations technology systems, including process control systems, are still subject to cyber security risks and are vulnerable to natural disasters, fires, power outages, vandalism, attacks by hackers or others or breaches due to employee error or other disruptions. We have had in the past, and may in the future, experience cyber security incidents. Any such incident, attack on or breach of our systems including through exposure to potential computer viruses or malware could compromise our systems and stored information may be accessed, publicly disclosed, lost or compromised, which could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, regulatory penalties, disruptions to our operations, decreased performance and production, increased costs, and damage to our reputation, which could have a material adverse effect on our business, financial condition and results of operations. As cyber security threats continue to evolve, we may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities. However, our exposure to these risks cannot be fully mitigated due to the nature of these threats. Our inability to adequately address risks from cyber security attacks could result in significant disruption to our information technology infrastructure and business applications, stoppage to our major operating, sales and financial processes and harm to our reputation and relationships with our customers and suppliers. Further, disruptions resulting from cyber security breaches could expose us to potential liability or other proceedings by affected individuals, business partners and/or regulators. As a result, we could face increased costs as a result of cyber security incidents for which we do not have insurance coverage.

In order to mitigate against the impact of potential cyber security breaches, we will be reliant on our disaster recovery and business continuity plans in order to continue our business operations with minimal disruption in the event of a cyber security breach. The success of these disaster recovery and business continuity plans will be contingent upon our ability to design and maintain effective plans that are resilient and will enable us to protect our information technology systems and data without disruption to our business. Our inability to design and maintain effective recovery systems may adversely impact our ability to manage a cyber security breach without disruption to our operations with the result that our reputation may be harmed, we may be subject to regulatory reporting risk, our relationships with our customers and suppliers may be harmed and our result of operations may be adversely impacted.

In addition to risks we face from cyber security incidents directed at our systems, we also face risks from cyber security incidents impacting third parties, including but not limited to contractors, consultants and suppliers, directly or indirectly involved in our business and operations. We are vulnerable to damage and interruptions from incidents involving these third parties, and may be exposed to consequences that could have a material adverse effect on our financial condition, operations, production, sales and business.

Legal Proceedings

The Company is subject to various investigations, claims and legal, regulatory and tax proceedings covering a wide range of matters, including civil claims and lawsuits, regulatory examinations, investigations, audits and requests for information by various governmental regulatory agencies and law enforcement authorities in various jurisdictions. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavourably. We establish provisions for matters that are probable and can be reasonably estimated in accordance with our accounting policies, however there is no assurance that our estimates will be accurate. We also carry liability insurance coverage, however such insurance does not cover all risks to which we might be exposed and in other cases, may only partially cover losses incurred by us. In addition, we may be involved in disputes with other parties in the future that may result in litigation, which may result in a material adverse effect on our financial position, cash flow and results of operations.

We produce a variety of wood-based panels that are used in new home construction, repair and remodelling of existing homes, furniture and fixtures, and industrial applications. In the normal course of business, the end users of our products have made, and could in the future make, claims with respect to the fitness for use of its products or claims related to product quality or performance issues.

In addition, we have been and may in the future be, involved in legal proceedings related to antitrust, negligence, personal injury, property damage, environmental matters, and labour and other claims against us or our predecessors.

Tax Exposures

In the normal course of business, we take various positions in the filing of our tax returns, and there can be no assurance that tax authorities will not challenge such filing positions. In addition, we are subject to further uncertainties concerning the interpretation and application of tax laws in various operating jurisdictions. We provide for known estimated tax exposures in all jurisdictions. These exposures are settled primarily through the closure of audits with the jurisdictional taxing authorities. However, future settlements could differ materially from our estimated liabilities.

Capital Intensity

Our business and the production of wood-based products is capital intensive. There can be no assurance that key manufacturing facilities and pieces of equipment will not need to be updated, modernized, repaired or replaced, or that operation of our manufacturing facilities could not otherwise be disrupted unexpectedly, for example by adverse weather, labour disputes, information technology disruptions, power outages, fire, explosion or other hazards including combustible wood dust. In certain circumstances, the costs of repairing or replacing equipment, and the associated downtime of the affected production line, may not be insurable.

We are required to review our long-lived assets for indicators that their carrying values are not recoverable. Indicators could include high raw material costs, high energy costs, changes in demand for our products, declines in product pricing, changes in technology, prolonged negative results or operational curtailments, and may result in non-cash impairment or accelerated depreciation charges in the future and therefore have a negative impact to earnings in the period when these charges are recorded.

Potential Future Changes in Tax Laws, including Tax Rates

Our corporate structure is based on prevailing taxation law, regulations and practice in the local jurisdictions in which we operate. We are aware that new taxation rules could be enacted or that existing rules could be applied in a manner that

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subjects our profits to additional taxation or otherwise has a material adverse effect on our profitability, results of operations, deferred tax assets and liabilities, financial condition or the trading price of our securities, including without limitation the Pillar Two model rules and other tax reforms. Our management is continually monitoring changes in tax policy, tax legislation (including in relation to taxation rates), and the interpretation of tax policy or legislation or practice that could have such an effect. At any given time, we may face tax exposures arising out of changes in tax or transfer pricing laws, tax reassessments or otherwise. Governments around the world are increasingly seeking to regulate multinational companies and their use of differential tax rates between jurisdictions. This effort includes a greater emphasis by various nations to coordinate and share information regarding companies and the taxes they pay. Changes in governmental taxation policies and practices could adversely affect us or result in negative media coverage and, depending on the nature of such policies and practices, could have a greater impact on the Company than on other companies.

Foreign Currency Exchange Rates

Our Canadian operations sell the majority of their products at prices denominated in U.S. dollars or based on prevailing U.S. dollar prices while a significant portion of their operational costs and expenses are incurred in Canadian dollars. Upon closing of the Norbord Acquisition, we changed the functional currency and presentation currency of our Canadian operations, with the exception of our Spray Lake lumber mill and Canadian newsprint operation, from Canadian dollars to United States dollars. Our U.K. operations sell a portion of their products at prices denominated in Euros while the majority of their costs are incurred in British pounds sterling.

Accordingly, exchange rate fluctuations will result in exchange gains or losses recorded in earnings and other comprehensive earnings. This results in significant earnings sensitivity to changes in the relative value of the United States dollar in comparison to the value of the Canadian dollar, British pound sterling and Euro. These exchange rates are affected by a broad range of factors which makes future rates difficult to accurately predict. Significant fluctuations in relative currency values may also negatively affect the cost competitiveness of our facilities, the value of our foreign investments, the results of our operations and our financial position.

Financial

Capital Plans

Our capital plans will include, from time to time, expansion, productivity improvement, technology upgrades, operating efficiency optimization and maintenance, repair or replacement of our existing facilities and equipment. In addition, we will from time to time undertake the acquisition of facilities or the rebuilding or modernization of existing facilities, including the rebuilding and modernization of existing and newly acquired facilities and the incorporation of new technologies in our production facilities to improve operating efficiencies and reduce costs. We may also in the future be required to undertake capital projects to (i) address or mitigate the impacts of climate change and extreme weather events at our facilities, (ii) comply with new government regulation directed at reducing the impacts of climate change; (iii) reduce the carbon intensity or footprint of our existing operations by reducing or eliminating fossil fuel usage, or (iv) comply with new government regulation directed at improving environmental protection. If the capital expenditures associated with these capital projects are greater than we have projected or if construction timelines are longer than anticipated, or if we fail to achieve the intended efficiencies, our financial condition, results of operations and cash flows may be adversely affected. In addition, our ability to expand production and improve operational efficiencies will be contingent on our ability to execute on our capital plans. Our capital plans and our ability to execute on such plans may be adversely affected by availability of, and competition for, qualified workers and contractors, machinery and equipment lead times, changes in government regulations, unexpected delays and increases in costs of completing capital projects including due to increased materials, machinery and equipment costs resulting from trade disputes and increased tariffs and duties.

In addition, our ability to achieve our capital plans on budget and within the projected time frames will be contingent on our ability to build accurate business plans, budget and forecasts based on sound business assumptions. Our inability to develop accurate business plans, budgets and forecasts could result in increased costs of completion and our inability to realize the planned economic benefits of our capital plans. Our inability to modernize and incorporate new technologies into our existing production facilities could result in increased or high operating expenses or less than optimum operational capacities which may result in our facilities not being competitive with the production facilities of our competitors.

Capital Resources

We believe our capital resources will be adequate to meet our current projected operating needs, capital expenditures and other cash requirements. Factors that could adversely affect our capital resources include prolonged and sustained declines in the demand and prices for our products, unanticipated significant increases in our operating expenses and unanticipated capital expenditures. If for any reason we are unable to provide for our operating needs, capital expenditures and other cash requirements on commercially reasonable terms, we could experience a material adverse effect to our business, financial condition, results of operations and cash flows.

Availability of Credit

We rely on long-term borrowings and access to revolving credit in order to finance our ongoing operations. Our ability to refinance or renew such facilities will be dependent upon our financial condition, profitability and credit ratings and prevailing financial market conditions. Any change in availability of credit in the market, as could happen during an economic downturn, could affect our ability to access credit markets on commercially reasonable terms. In the future we may need to access public or private debt markets to issue new debt. Deteriorations or volatility in the credit markets could also adversely affect:

•	our ability to secure financing to proceed with capital expenditures for the repair, replacement or expansion of our existing facilities and equipment;
•	our ability to comply with covenants under our existing credit or debt agreements;
•	the ability of our customers to purchase our products; and
•	our ability to take advantage of growth, expansion or acquisition opportunities.

In addition, deteriorations or volatility in the credit market could result in increases in the interest rates that we pay on our outstanding non-fixed rate debt, which would increase our costs of borrowing and adversely affect our results.

We have notes maturing in 2024 and a term loan maturing in 2025. There is no assurance that financing will be available to us when required or available to us on commercially favourable or otherwise satisfactory terms in the future to re-finance these borrowings when they become due.

Credit Ratings

Credit rating agencies rate our debt securities based on factors that include our operating results, actions that we take, their view of the general outlook for our industry and their view of the general outlook for the economy. Actions taken by the rating agencies can include maintaining, upgrading or downgrading the current rating or placing us on a watch list for possible future downgrading. Downgrading the credit rating of our debt securities or placing us on a watch list for possible future downgrading could limit our access to the credit markets, increase our cost of financing and have an adverse effect on our financial condition.

Wood Dust

Our operations generate wood dust which has been recognized for many years as a potential health and safety hazard and operational issue. The potential risks associated with wood dust have been increased in those of our B.C. and Alberta facilities that have been processing mountain pine beetle-killed logs and fire damaged logs as the wood dust generated from these logs tends to be drier, lighter and finer than wood dust typically generated. We have adopted a variety of measures to reduce or eliminate the risks and operational challenges posed by the presence of wood dust in our facilities and we continue to work with industry and regulators to develop and adopt best mitigation practices. Any explosion or similar event at any of our facilities or any third-party facility could result in significant loss, increases in expenses and disruption of operations, increases in insurance costs, exposure to litigation, regulatory fines and/or penalties and damage to our reputation as an employer, each of which would have a material adverse effect on our business.

Pension Plan Funding

We are the sponsor of several defined benefit pension plans which exposes us to market risks related to plan assets and liabilities. Funding requirements for these plans are based on actuarial assumptions concerning expected return on plan assets, future salary increases, life expectancy and interest rates. If any of these assumptions differs from actual outcomes such that a funding deficiency occurs or increases, we would be required to increase cash funding contributions

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which would in turn reduce the availability of capital for other purposes. We are also subject to regulatory changes regarding these plans which may increase the funding requirements which would in turn reduce the availability of capital for other purposes.

International Sales

A portion of our products are exported to customers in China, Japan and in developing markets. International sales present a number of risks and challenges, including but not limited to the effective marketing of our products in foreign countries, collectability of accounts receivable, tariffs and other barriers to trade and recessionary environments in foreign economies.

Strategic Initiatives

Our future success may in part be dependent on the performance of strategic initiatives, which could include growth in certain segments or markets and acquisitions. There can be no assurance that we will be able to successfully implement important strategic initiatives in accordance with our expectations, which may adversely affect our business, financial results and future growth prospects.

Acquisitions

We may evaluate and complete potential acquisitions from time to time and have in the past grown through acquisitions. However, there is no assurance that we in the future will be able to successfully identify potential acquisitions or efficiently and cost-effectively integrate any assets or business that we acquire without disrupting existing operations. Our inability to identify accretive acquisition targets and complete acquisitions may negatively impact our ability to grow our business operations and deploy our capital.

Acquisitions are subject to a range of inherent risks, including the assumption of incremental regulatory/compliance, pricing, labour relations, litigation, environmental, tax and other risks. There is no assurance that the due diligence that we undertake, including accounting, tax, regulatory and business due diligence, will be sufficient to identify all risks associated with any prospective acquisition that we undertake. Further, we may not be able to successfully integrate or achieve anticipated synergies from those acquisitions which we do complete and/or such acquisitions may be dilutive in the short to medium term. Specifically, there is no assurance that we will achieve the anticipated growth opportunities, synergies, efficiencies and costs savings from the combined business in respect of any acquisition that we undertake. Any of these adverse outcomes could result in us not achieving the financial benefits of prospective acquisitions and have a material adverse effect on our profitability.

Return of Capital to Shareholders

We have returned capital to our shareholders in 2023 through a combination of dividends and share repurchases, both through our normal course issuer bid and in 2022 through our substantial issuer bid. There is no assurance that we will continue to return capital to shareholders in future years, or as to the amount of capital that will be returned. Further, decisions to return capital to shareholders remain at the discretion of our board of directors and shareholders may not agree with the manner and the amounts of capital that are returned to shareholders. The declaration and payment of cash dividends remains within the discretion of our board of directors. Historically, cash dividends have been declared on a quarterly basis payable after the end of each quarter. There is no assurance that our board of directors will continue to maintain our dividend at the current rate. Our board of directors has the power to declare dividends at its discretion and in any manner and at any time as it may deem necessary or appropriate in the future. For these reasons, as well as others, there can be no assurance that dividends that we pay in the future will be equal or similar to the dividends historically paid by West Fraser or that our board of directors will not decide to suspend or discontinue the payment of cash dividends in the future.

Risks Associated with the NYSE Listing and Litigation

The West Fraser Common shares are listed on the NYSE. Our continued listing on the NYSE may expose us to additional regulatory proceedings, litigation (including class actions), mediation, and/or arbitration from time to time, which could adversely affect our business, financial condition and operations. Monitoring and defending against legal actions, with or without merit, can be time-consuming, may divert management’s attention and resources and can cause us to incur significant expenses. In addition, legal fees and costs incurred in connection with such activities may be significant and we may, in the future, be subject to judgments or enter into settlements of claims for significant monetary damages. While we have insurance that may cover the costs and awards of certain types of litigation, the amount of insurance may not be sufficient to cover any costs or awards. Substantial litigation costs or an adverse result in any litigation may adversely impact our business, financial condition, or operations. Litigation, and any decision resulting therefrom, may also create a negative perception of West Fraser.

Risk Associated with Internal Controls

We are required to maintain and evaluate the effectiveness of our internal control over financial reporting under National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings in Canada and under the Securities Exchange Act of 1934 in the United States. Effective internal controls are required for us to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our financial statements for external purposes in accordance with IFRS Accounting Standards. Management assesses the effectiveness of our internal control over financial reporting based on the criteria set forth in the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. We also engage an independent registered public accounting firm to audit and provide an independent opinion on the effectiveness of our internal control over financial reporting.

There is no assurance that we will be able to achieve and maintain the adequacy of our internal control over financial reporting as such standards are modified, supplemented, or amended from time to time, and we may not be able to ensure that we can conclude on an ongoing basis that our internal control over financial reporting are effective. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. No evaluation can provide complete assurance that our internal control over financial reporting will prevent or detect misstatements on a timely basis, or detect or uncover all failures of persons employed by us to disclose material information otherwise required to be reported. The effectiveness of our controls and procedures could also be limited by simple errors or faulty judgments. In addition, as we continue to expand, the challenges involved in implementing appropriate internal control over financial reporting will increase and will require that we continue to improve our internal control over financial reporting.

Our failure to satisfy these requirements on a timely basis could result in the loss of investor confidence in the accuracy and reliability of our financial statements, which in turn could harm our business, expose us to legal or regulatory actions and negatively impact the trading price of our Common shares. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our operating results or cause us to fail to meet our reporting obligations. There can be no assurance that we will be able to remediate material weaknesses, if any, identified in future periods, or maintain all of the controls necessary for continued compliance, and there can be no assurance that we will be able to retain sufficient skilled finance and accounting personnel, especially in light of the increased demand for such personnel among publicly traded companies. Future acquisitions of companies may provide us with challenges in implementing the required processes, procedures and controls in our acquired operations. Acquired companies may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those required by securities laws currently applicable to us.

Contagious Disease

Pandemics, epidemics and other outbreaks of contagious diseases, including COVID-19 and future COVID-19 variants, could cause interruptions to our business and operations and otherwise have an adverse effect on our business, financial condition and/or results of operations including as a result of the effects on: (i) global economic activity, (ii) the business, operations, financial condition, and solvency of our customers caused by operating shutdowns or disruptions or financial or liquidity issues, (iii) the demand for and price of our products, (iv) the health of our employees and the impact on their ability to work or travel, (v) our ability to operate our manufacturing facilities, (vi) our supply chain and the ability of third party suppliers, service providers and/or transportation carriers to supply goods or services on which we rely on to transport our products to market, and (vii) our revenues, cash flow, liquidity and ability to maintain compliance with the covenants in our credit agreements. In addition, our future business may be impacted by the local, regional, national or international outbreak or escalation of other contagious diseases, viruses or other illnesses, including the resurgence of COVID-19 and any future variants, Middle East Respiratory Syndrome, Severe Acute Respiratory Syndrome, H1N1 influenza virus, avian flu or any other similar illness, or fear of the foregoing,

Demand and prices for our products may be adversely affected by contagious diseases that affect levels of economic activity, and we are unable to predict or estimate the timing or extent of the impact of such pandemics, epidemics, and other outbreaks. Governmental measures or restrictions, including those requiring the closures of businesses, restrictions

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on travel, country, provincial or state and city-wide isolation orders, and physical distancing requirements, may directly affect our operations and employees and those of our customers, suppliers and service providers, and the demand for and pricing of our products. The spread of such contagious diseases among our employees or those of our suppliers or service providers could result in lower production and sales, higher costs, and supply and transportation constraints. Accordingly, our production, costs, and sales may be negatively affected, which could have a material adverse effect on our business, financial condition and/or results of operation.

Given the ongoing nature of the COVID-19 outbreak, it is challenging to predict the impact on the Company’s business. The extent of such impact will depend on future developments, which are uncertain, including the resurgence of COVID-19 and any variants, new information that may emerge concerning the spread and severity, and actions taken to address its impact, among others. It is difficult to predict how this virus may affect our business in the future, including its effect (positive or negative; long or short term) on the demand and price for our products. It is possible that the resurgence of COVID-19, including any future variants, particularly if it has a prolonged duration, could have a material adverse effect on our supply chain, market pricing and customer demand, and distribution networks and may result in our inability to fully staff our manufacturing facilities, with the result that we may be forced to temporarily close facilities or reduce production rates during periods. These factors may further impact our operating plans, business, financial condition, liquidity, the valuation of long-lived assets, and operating results.

Our Common Shares May be Subject to Trading Volatility

Our Common shares will be subject to material fluctuations in trading prices and volumes which may increase or decrease in response to a number of events and factors, which will include:

•	changes in the market price of the commodities that we sell and purchase;
•	current events affecting the economic situation in North America, Europe and the international markets in which our products are sold;
•	trends in the lumber and OSB industries and other industries in which we operate;
•	regulatory and/or government actions;
•	changes in financial estimates and recommendations by securities analysts;
•	future acquisitions and financings;
•	the economics of current and future projects undertaken by us;
•	variations in our operating results, financial condition or dividend policies;
•	the operating and share price performance of other companies, including those that investors may deem comparable to West Fraser;
•	the issuance of additional equity securities by us; and
•	the occurrence of any of the risks and uncertainties described above.

In addition to factors directly affecting West Fraser, our Common shares may also experience volatility that is attributable to the overall state of the stock markets in which wide price swings may occur as a result of a variety of financial, economic and market perception factors. This overall market volatility may adversely affect the price of our Common shares, regardless of our own relative operating performance.

 CONTROLS AND PROCEDURES

West Fraser is responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting, each as defined in NI 52-109 in Canada and under the Securities Exchange Act of 1934, as amended, in the United States.

Limitations on Scope of Design of DC&P and ICFR

In accordance with the provisions of NI 52-109, our management has limited the scope of its design of the Company’s disclosure controls and procedures and internal control over financial reporting to exclude controls, policies and procedures of Spray Lake Sawmills (1980) Ltd., which was acquired on November 17, 2023.

Spray Lake’s contribution to our consolidated financial statements for the year ended December 31, 2023 was $5 million of sales, representing approximately 0.1% of consolidated sales, and $1 million of loss, representing 0.7% of consolidated loss. Additionally, assets attributed to Spray Lake’s assets were $134 million, representing approximately 1.4% of our total assets as at December 31, 2023.

Disclosure Controls and Procedures

We have designed our disclosure controls and procedures to provide reasonable assurance that information that is required to be disclosed by us in our annual filings, interim filings and other reports that we file or submit under securities legislation is recorded, processed, summarized and reported within the time periods specified in the securities legislation. These include controls and procedures designed to ensure that information that we are required to disclose under securities legislation is accumulated and communicated to our management, including our President and Chief Executive Officer (“CEO”) and the Senior Vice-President, Finance and Chief Financial Officer (“CFO”), as appropriate to allow timely decisions regarding required disclosure.

Our management, under the supervision and with the participation of our CEO and CFO, has conducted an evaluation of our disclosure controls and procedures as of December 31, 2023. Based on this evaluation, management, under the supervision of our CEO and CFO, have concluded that our disclosure controls and procedures are effective as of December 31, 2023.

Management’s Report on Internal Control Over Financial Reporting

Management, under the supervision of the CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting, as defined under NI 52-109 in Canada and the Securities Exchange Act of 1934, as amended, in the United States, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external reporting purposes in accordance with IFRS Accounting Standards.

During the year ended December 31, 2023, we completed the migration of the enterprise resource planning (“ERP”) system used at our North American OSB operations to the ERP system used by our other North American operations. Although the implementation has allowed for improved standardization within the accounting function, it did not materially affect our internal control over financial reporting. There has been no change in our internal control over financial reporting during the year ended December 31, 2023, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Management, under the supervision of the CEO and CFO, has assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2023 based on the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2023.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2023 has been audited by PricewaterhouseCoopers LLP, the Company’s independent registered public accounting firm, as stated in their report included with our annual audited consolidated financial statements and accompanying notes for the year ended December 31, 2023.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Additionally, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

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 DEFINITIONS, RECONCILIATIONS, AND OTHER INFORMATION

Transactions Between Related Parties

The Company has entered into executive compensation arrangements with key management personnel, consisting of our directors and officers. These individuals have the authority and responsibility for overseeing, planning, directing, and controlling our activities. Total compensation expense for key management personnel was $29 million in 2023, compared to $19 million in 2022. The increase in compensation expense was due primarily to higher equity-based compensation, influenced by changes in the price of our Common shares, vesting of granted units, and changes in the expected payout multiple on our performance share units, offset in part by lower salary and short-term employee benefits. See note 21 to the Annual Financial Statements for additional details.

Non-GAAP and Other Specified Financial Measures

Throughout this MD&A, we make reference to (i) certain non-GAAP financial measures, including Adjusted EBITDA and Adjusted EBITDA by segment (our “Non-GAAP Financial Measures”), (ii) certain capital management measures, including available liquidity, total debt to capital ratio, and net debt to capital ratio (our “Capital Management Measures”), and (iii) certain supplementary financial measures, including our expected capital expenditures (our “Supplementary Financial Measures”). We believe that these Non-GAAP Financial Measures, Capital Management Measures, and Supplementary Financial Measures (collectively, our “Non-GAAP and other specified financial measures”) are useful performance indicators for investors to understand our operating and financial performance and our financial condition. These Non-GAAP and other specified financial measures are not generally accepted financial measures under IFRS Accounting Standards and do not have standardized meanings prescribed by IFRS Accounting Standards. Investors are cautioned that none of our Non-GAAP Financial Measures should be considered as an alternative to earnings or cash flow, as determined in accordance with IFRS Accounting Standards. As there is no standardized method of calculating any of these Non-GAAP and other specified financial measures, our method of calculating each of them may differ from the methods used by other entities and, accordingly, our use of any of these Non-GAAP and other specified financial measures may not be directly comparable to similarly titled measures used by other entities. Accordingly, these Non-GAAP and other specified financial measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. The reconciliation of the Non-GAAP measures used and presented by the Company to the most directly comparable measures under IFRS Accounting Standards is provided in the tables set forth below.

Adjusted EBITDA and Adjusted EBITDA by Segment

Adjusted EBITDA is defined as earnings determined in accordance with IFRS Accounting Standards adding back the following line items from the consolidated statements of earnings and comprehensive earnings: finance income or expense, tax provision or recovery, amortization, equity-based compensation, restructuring and impairment charges, and other income or expense.

Adjusted EBITDA by segment is defined as operating earnings determined for each reportable segment in accordance with IFRS adding back the following line items from the consolidated statements of earnings and comprehensive earnings for that reportable segment: amortization, equity-based compensation, and restructuring and impairment charges.

EBITDA is commonly reported and widely used by investors and lending institutions as an indicator of a company’s operating performance, ability to incur and service debt, and as a valuation metric. We calculate Adjusted EBITDA and Adjusted EBITDA by segment to exclude items that do not reflect our ongoing operations and that should not, in our opinion, be considered in a long-term valuation metric or included in an assessment of our ability to service or incur debt.

We believe that disclosing these measures assists readers in measuring performance relative to other entities that operate in similar industries and understanding the ongoing cash generating potential of our business to provide liquidity to fund working capital needs, service outstanding debt, fund future capital expenditures and investment opportunities, and pay dividends. Adjusted EBITDA is used as an additional measure to evaluate the operating and financial performance of our reportable segments.

The following tables reconcile Adjusted EBITDA to the most directly comparable IFRS measure, earnings.

See note 19 to the Annual Financial Statements for a breakdown of the items making up Other. Other is comprised primarily of foreign exchange revaluations and gains/losses on our electricity swaps and interest rate swaps.

Annual Adjusted EBITDA

($ millions)

	2023	2022	2021

Earnings (loss)	$(167)	$1,975	$2,947

Finance expense (income), net	(51)	3	45

Tax provision (recovery)	(61)	618	951

Amortization	541	589	584

Equity-based compensation	25	5	40

Restructuring and impairment charges	279	60	—

Other expense (income)	(5)	(37)	2

Adjusted EBITDA	$561	$3,212	$4,569

Quarterly Adjusted EBITDA

($ millions)

	Q4-23	Q3-23	Q4-22

Earnings (loss)	$(153)	$159	$(94)

Finance income, net	(14)	(21)	(3)

Tax provision (recovery)	(50)	56	(31)

Amortization	136	132	148

Equity-based compensation	15	(4)	6

Restructuring and impairment charges	134	13	47

Other expense (income)	30	(11)	(2)

Adjusted EBITDA	$97	$325	$70

The following tables reconcile Adjusted EBITDA by segment to the most directly comparable IFRS measures for each of our reportable segments. We consider operating earnings to be the most directly comparable IFRS measure for Adjusted EBITDA by segment as operating earnings is the IFRS measure most used by the chief operating decision maker when evaluating segment operating performance.

Annual Adjusted EBITDA by Segment ($ millions)

2023	Lumber	NA EWP	Pulp & Paper	Europe EWP	Corporate & Other	Total

Operating earnings (loss)	$(319)	$316	$(242)	$(3)	$(35)	$(284)

Amortization	185	273	24	49	10	541

Equity-based compensation	—	—	—	—	25	25

Restructuring and impairment charges	137	—	142	—	—	279

Adjusted EBITDA by segment	$2	$589	$(77)	$46	$—	$561

2022	Lumber	NA EWP	Pulp & Paper	Europe EWP	Corporate & Other	Total

Operating earnings (loss)	$1,111	$1,371	$(22)	$117	$(18)	$2,559

Amortization	186	306	35	53	9	589

Equity-based compensation	—	—	—	—	5	5

Restructuring and impairment charges	31	—	13	15	—	60

Adjusted EBITDA by segment	$1,328	$1,677	$26	$186	$(5)	$3,212

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Quarterly Adjusted EBITDA by Segment ($ millions)

Q4-23	Lumber	NA EWP	Pulp & Paper	Europe EWP	Corporate & Other	Total

Operating earnings (loss)	$(228)	$74	$(7)	$(10)	$(17)	$(187)

Amortization	48	69	3	13	3	136

Equity-based compensation	—	—	—	—	15	15

Restructuring and impairment charges	128	—	6	—	—	134

Adjusted EBITDA by segment	$(51)	$143	$2	$3	$—	$97

Q3-23	Lumber	NA EWP	Pulp & Paper	Europe EWP	Corporate & Other	Total

Operating earnings (loss)	$(2)	$222	$(29)	$(8)	$2	$184

Amortization	46	67	4	12	3	132

Equity-based compensation	—	—	—	—	(4)	(4)

Restructuring and impairment charges	—	—	13	—	—	13

Adjusted EBITDA by segment	$44	$289	$(12)	$4	$1	$325

Q4-22	Lumber	NA EWP	Pulp & Paper	Europe EWP	Corporate & Other	Total

Operating earnings (loss)	$(161)	$35	$6	$3	$(14)	$(130)

Amortization	51	73	9	12	2	148

Equity-based compensation	—	—	—	—	6	6

Restructuring and impairment charges	31	—	—	15	—	47

Adjusted EBITDA by segment	$(77)	$109	$15	$30	$(6)	$70

Available liquidity

Available liquidity is the sum of our cash and cash equivalents and funds available under our committed and uncommitted bank credit facilities. We believe disclosing this measure assists readers in understanding our ability to meet uses of cash resulting from contractual obligations and other commitments at a point in time.

Available Liquidity	December 31,	December 31,
($ millions)	2023	2022

Cash and cash equivalents	$900	$1,162

Operating lines available (excluding newsprint operation)[1]	1,054	1,053
	1,954	2,215

Cheques issued in excess of funds on deposit	—	—

Borrowings on operating lines	—	—

Available liquidity	$1,954	$2,215

1.	Excludes demand line of credit dedicated to our jointly-owned newsprint operation as West Fraser cannot draw on it.

Total debt to total capital ratio

Total debt to total capital ratio is total debt divided by total capital, expressed as a percentage. Total capital is defined as the sum of total debt plus total equity. This calculation is defined in certain of our bank covenant agreements. We believe disclosing this measure assists readers in understanding our capital structure, financial solvency, and degree of leverage at a point in time.

The following table outlines the composition of the measure.

Total Debt to Capital	December 31,	December 31,
($ millions)	2023	2022

Debt

Operating loans	$—	$—

Current and long-term lease obligation	39	37

Current and long-term debt	500	500

Derivative liabilities[1]	—	—

Open letters of credit[1]	43	61

Total debt	582	598

Shareholders’ equity	7,223	7,619

Total capital	$7,805	$8,217

Total debt to capital	7%	7%

1.	Letters of credit facilities and the fair value of derivative liabilities are part of our bank covenants’ total debt calculation.

Net debt to capital ratio

Net debt to capital ratio is net debt divided by total capital, expressed as a percentage. Net debt is calculated as total debt less cash and cash equivalents, open letters of credit, and the fair value of any derivative liabilities. Total capital is defined as the sum of net debt plus total equity. We believe disclosing this measure assists readers in understanding our capital structure, financial solvency, and degree of leverage at a point in time. We believe that using net debt in the calculation is helpful because net debt represents the amount of debt obligations that are not covered by available cash and cash equivalents.

The following table outlines the composition of the measure.

Net Debt to Capital	December 31,	December 31,
($ millions)	2023	2022

Debt

Operating loans	$—	$—

Current and long-term lease obligation	39	37

Current and long-term debt	500	500

Derivative liabilities[1]	—	—

Open letters of credit[1]	43	61

Total debt	582	598

Cash and cash equivalents	(900)	(1,162)

Open letters of credit	(43)	(61)

Derivative liabilities	—	—

Cheques issued in excess of funds on deposit	—	—

Net debt	(361)	(625)

Shareholders’ equity	7,223	7,619

Total capital	$6,862	$6,994

Net debt to capital	(5%)	(9%)

1.	Letters of credit facilities and the fair value of derivative liabilities are part of our bank covenants’ total debt calculation.

Expected capital expenditures

This measure represents our best estimate of the amount of cash outflows relating to additions to capital assets for the current year based on our current outlook. This amount is comprised primarily of various improvement projects and maintenance-of-business expenditures, projects focused on optimization and automation of the manufacturing process, and projects targeted to reduce greenhouse gas emissions. This measure assumes no deterioration in market conditions

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during the year and that we are able to proceed with our plans on time and on budget. This estimate is subject to the risks and uncertainties identified in this MD&A.

Glossary of Key Terms

We use the following terms in this MD&A:

Term	Description

AAC	Annual allowable cut

ADD	Antidumping duty

AR	Administrative Review by the USDOC

B.C.	British Columbia

BCTMP	Bleached chemithermomechanical pulp

CAD or CAD$	Canadian dollars

CEO	President and Chief Executive Officer

CFO	Senior Vice-President, Finance and Chief Financial Officer

CGU	Cash generating unit

COSO	Committee of Sponsoring Organizations of the Treadway Commission

Crown timber	Timber harvested from lands owned by a provincial government

CVD	Countervailing duty

EDGAR	Electronic Data Gathering, Analysis and Retrieval System

ESG	Environmental, Social and Governance

EWP	Engineered wood products

GBP	British pound sterling

GHG	Greenhouse gas

IFRS Accounting Standards	International Financial Reporting Standards as issued by the International Accounting Standards Board

LIBOR	London Interbank Offered Rate

LVL	Laminated veneer lumber

MDF	Medium-density fibreboard

NA	North America

NA EWP	North America Engineered Wood Products

NBSK	Northern bleached softwood kraft pulp

NCIB	Normal course issuer bid

2022 NCIB	Normal course issuer bid - February 23, 2022 to February 22, 2023

2023 NCIB	Normal course issuer bid - February 27, 2023 to February 26, 2024

NI 52-109	National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings

Norbord	Norbord Inc.

Norbord Acquisition	Acquisition of Norbord completed February 1, 2021

NYSE	New York Stock Exchange

OSB	Oriented strand board

POI	Period of Investigation in respect of an USDOC administrative review

PPE	Property, plant, and equipment

Q1-23 or Q1-22	three months ended March 31, 2023 or 2022 and for balance sheet amounts as at March 31, 2023 or 2022

Q2-23 or Q2-22	three months ended June 30, 2023 or 2022 and for balance sheet amounts as at June 30, 2023 or 2022

Q3-23 or Q3-22	three months ended September 29, 2023 or September 30, 2022 and for balance sheet amounts as at September 29, 2023 or September 30, 2022

Q4-23 or Q4-22	three months ended December 31, 2023 or 2022 and for balance sheet amounts as at December 31, 2023 or 2022

SEDAR+	System for Electronic Document Analysis and Retrieval +

2021 SIB	Our substantial issuer bid completed in August 2021

2022 SIB	Our substantial issuer bid completed in June 2022

SOFR	Secured Overnight Financing Rate

SOX	Section 404 of the Sarbanes-Oxley Act

SPF	Spruce/pine/balsam fir lumber

Spray Lake lumber mill	Spray Lake Sawmills (1980) Ltd.

SYP	Southern yellow pine lumber

TSX	Toronto Stock Exchange

U.K.	United Kingdom

UKP	Unbleached kraft pulp

U.S.	United States

USD or $ or US$	United States Dollars

USDOC	United States Department of Commerce

USITC	United States International Trade Commission

Forward-Looking Statements

This MD&A includes statements and information that constitutes “forward-looking information” within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of United States securities laws (collectively, “forward-looking statements”). Forward-looking statements include statements that are forward-looking or predictive in nature and are dependent upon or refer to future events or conditions. We use words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts,” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would,” and “could,” to identify these forward-looking statements. These forward-looking statements generally include statements which reflect management’s expectations regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of West Fraser and its subsidiaries, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods.

Forward-looking statements included in this MD&A include references to:

Discussion	Forward-Looking Statements
Our Business and Strategy	our corporate strategy and objectives to generate strong financial results through the business cycle, maintain a strong balance sheet and liquidity profile along with an investment-grade debt rating, to maintain a leading cost position and to return capital to shareholders, reinvest in operations, renewable building materials, and achieve science-based targets to achieve near-term greenhouse gas reductions across all our operations

Recent Developments – Markets	impact of interest rates and inflationary price pressures, mortgage rates, housing demand and affordability, housing prices, unemployment rates, repair and remodelling demand, inflationary pressures on demand for lumber and OSB, expectations regarding near, medium and longer-term core demand, import trends and inflation; impact of new lumber and OSB production capacity on market supply and pricing

Recent Developments - Completion of Spray Lake Acquisition	finalization of certain post-close working capital adjustments and purchase price allocation relating to the purchase of Spray Lake Sawmills (1980) Ltd.

Recent Developments - CVD and ADD Duty Rates	the finalization of the AR5 and AR6 duty rates and their impact on our financial position

Discussion & Analysis of Annual Results by Product Segment - Lumber Segment - Softwood Lumber Dispute	administrative review commencement, adjustment of export duty rates, proceedings related to duty rates, and timing of finalization of AR5 and AR6 duty rates

Business Outlook – Markets	market conditions, housing affordability, demand for our products over the near, medium and longer term, impacts of interest rates, ongoing geopolitical conflict, inflationary pressures, timing of finalization of AR5 and AR6 duty rates; ability to capitalize on long-term opportunities; and expectations as to stabilization and moderation of interest rates

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Business Outlook – Operations	production levels, demand expectations, projected SPF and SYP lumber shipments, projected OSB shipments, operating costs, B.C. and Alberta stumpage rates and U.S. South log costs and trends, the moderation of impact of inflationary pressures and availability constraints for labour, transportation, raw materials such as resins and chemicals, and energy, expectations as to availability of transportation services, the timing, costs of restart, ramp up period to target production and contribution to shipments of Allendale OSB facility, and the overall OSB platform with modern Allendale OSB facility; expectations as to moderation of log and input costs and increasing or elevated interest rates; satisfaction of the conditions to closing of the sale of Quesnel River Pulp mill and Slave Lake Pulp mill and the timing of closing these transactions

Business Outlook – Cash Flows	projected cash flows from operations and available liquidity, projected capital expenditures and completion dates (including with respect to the modernization of the Henderson, Texas lumber manufacturing facility), expected results of capital expenditures, including improvements, maintenance, optimization and automation projects and projects targeted to reduce greenhouse gas emissions, maintenance of our investment grade debt rating, strategic growth opportunities, expected continuity of dividends and share repurchases

Liquidity and Capital Resources	Available liquidity

By their nature, these forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predictions, forecasts, and other forward-looking statements will not occur. Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to:

•	assumptions in connection with the economic and financial conditions in the U.S., Canada, U.K., Europe and globally and consequential demand for our products, including the impact of the conflicts in Ukraine and the Middle East;
•	continued increases in interest rates and inflation and sustained higher interest rates and rates of inflation could impact housing affordability and repair and remodelling demand, which could reduce demand for our products;
•	global supply chain issues may result in increases to our costs and may contribute to a reduction in near-term demand for our products;
•	continued governmental approvals and authorizations to access timber supply, and the impact of forest fires, infestations, environmental protection measures and actions taken by government respecting Indigenous rights, title and/or reconciliation efforts on these approvals and authorizations;
•	risks inherent in our product concentration and cyclicality;
•	effects of competition for logs, availability of fibre and fibre resources and product pricing pressures, including continued access to log supply and fibre resources at competitive prices and the impact of third-party certification standards; including reliance on fibre off-take agreements and third party consumers of wood chips;
•	effects of variations in the price and availability of manufacturing inputs, including energy, employee wages, resin and other input costs, and the impact of inflationary pressures on the costs of these manufacturing costs, including increases in stumpage fees and log costs;
•	availability and costs of transportation services, including truck and rail services, and port facilities, and impacts on transportation services of wildfires and severe weather events, and the impact of increased energy prices on the costs of transportation services;
•	transportation constraints may continue to negatively impact our ability to meet projected shipment volumes;
•	the timing of our planned capital investments may be delayed, the ultimate costs of these investments may be increased as a result of inflation, and the projected rates of return may not be achieved;
•	various events that could disrupt operations, including natural, man-made or catastrophic events including wildfires, cyber security incidents, any state of emergency and/or evacuation orders issued by governments, and ongoing relations with employees;
•	risks inherent to customer dependence;
•	impact of future cross border trade rulings or agreements;
•	implementation of important strategic initiatives and identification, completion and integration of acquisitions;
•	impact of changes to, or non-compliance with, environmental or other regulations;
•	the impact of the COVID-19 pandemic on our operations and on customer demand, supply and distribution and other factors;
•	government restrictions, standards or regulations intended to reduce greenhouse gas emissions and our inability to achieve our SBTi commitment for the reduction of greenhouse gases as planned;
•	the costs and timeline to achieve our greenhouse gas emissions objectives may be greater and take longer than anticipated;

•	changes in government policy and regulation, including actions taken by the Government of British Columbia pursuant to recent amendments to forestry legislation and initiatives to defer logging of forests deemed “old growth” and the impact of these actions on our timber supply;
•	impact of weather and climate change on our operations or the operations or demand of our suppliers and customers;
•	ability to implement new or upgraded information technology infrastructure;
•	impact of information technology service disruptions or failures;
•	impact of any product liability claims in excess of insurance coverage;
•	risks inherent to a capital intensive industry;
•	impact of future outcomes of tax exposures;
•	potential future changes in tax laws, including tax rates;
•	risks associated with investigations, claims and legal, regulatory and tax proceedings covering matters which if resolved unfavourably may result in a loss to the Company;
•	effects of currency exposures and exchange rate fluctuations;
•	fair values of our electricity swaps may be volatile and sensitive to fluctuations in forward electricity prices;
•	future operating costs;
•	availability of financing, bank lines, securitization programs and/or other means of liquidity;
•	continued access to timber supply in the traditional territories of Indigenous Nations;
•	our ability to continue to maintain effective internal control over financial reporting;
•	satisfaction of the conditions to closing of our sales of Quesnel River Pulp mill and Slave Lake Pulp mill and related timing of the closing of these transactions, including impacts to proceeds from the sale if the working capital at closing is below target;
•	continued access to timber supply in the traditional territories of Indigenous Nations;
•	our ability to continue to maintain effective internal control over financial reporting;
•	finalization of certain post-close working capital adjustments and purchase price allocation relating to the purchase of Spray Lake Sawmills (1980) Ltd.;
•	the risks and uncertainties described in the 2023 Annual MD&A; and
•	other risks detailed from time to time in our annual information forms, annual reports, MD&A, quarterly reports and material change reports filed with and furnished to securities regulators.

In addition, actual outcomes and results of these statements will depend on a number of factors including those matters described under “Risks and Uncertainties” in this annual MD&A and may differ materially from those anticipated or projected. This list of important factors affecting forward-looking statements is not exhaustive and reference should be made to the other factors discussed in public filings with securities regulatory authorities. Accordingly, readers should exercise caution in relying upon forward-looking statements and we undertake no obligation to publicly update or revise any forward-looking statements, whether written or oral, to reflect subsequent events or circumstances except as required by applicable securities laws.

Additional Information

Additional information on West Fraser, including our Annual Information Form and other publicly filed documents, is available on the Company’s website at www.westfraser.com, on SEDAR+ at www.sedarplus.ca and on the EDGAR section of the SEC website at www.sec.gov/edgar.shtml.

Where this MD&A includes information from third parties, we believe that such information (including information from industry and general publications and surveys) is generally reliable. However, we have not independently verified any such third-party information and cannot assure you of its accuracy or completeness.

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2023 Audited Statements Consolidated Financial Statements West Fraser Timber Co. Ltd. December 31, 2023 and 2022

RESPONSIBILITY OF MANAGEMENT

Management’s Report on the Consolidated Financial Statements

The accompanying consolidated financial statements and related notes are the responsibility of the management of West Fraser Timber Co. Ltd. (the “Company”). They have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”) and include amounts based on estimates and judgments. Financial information included elsewhere in this report is consistent with the consolidated financial statements.

The consolidated financial statements are approved by the Board of Directors on the recommendation of the Audit Committee. The Audit Committee, appointed by the Board of Directors, is composed entirely of independent directors. The Audit Committee reviews the Company’s consolidated financial statements and reports its findings to the Board of Directors for consideration before the consolidated financial statements are approved for issuance to shareholders and submitted to securities commissions or other regulatory authorities.

The Audit Committee’s duties also include reviewing critical accounting policies and significant estimates and judgments underlying the consolidated financial statements as presented by management and approving the fees of the Company’s independent registered public accounting firm.

The Company’s independent registered public accounting firm, PricewaterhouseCoopers LLP, performed an audit of the consolidated financial statements, the results of which are reflected in their Report of Independent Registered Public Accounting Firm for 2023. PricewaterhouseCoopers LLP has full and independent access to the Audit Committee to discuss their audit and related matters.

Management’s Report on Internal Control over Financial Reporting

Under our supervision, management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined under National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings in Canada and Rules 13a-15(f) and 15d-15(f) of the Securities Exchange Act of 1934, as amended, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external reporting purposes in accordance with IFRS Accounting Standards.

In accordance with the provisions of NI 52-109, our management has limited the scope of its design of the Company’s disclosure controls and procedures and internal control over financial reporting to exclude controls, policies and procedures of Spray Lake Sawmills (1980) Ltd. (“Spray Lake”), which was acquired on November 17, 2023.

Spray Lake’s contribution to our consolidated financial statements for the year ended December 31, 2023 was $5 million of sales, representing approximately 0.1% of consolidated sales, and $1 million of loss, representing 0.7% of consolidated loss. Additionally, assets attributed to Spray Lake’s assets were $134 million, representing approximately 1.4% of our total assets as at December 31, 2023.

Under our supervision, management has assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2023 based on the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2023.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2023 has been audited by PricewaterhouseCoopers LLP, the Company’s independent registered public accounting firm, as stated in their report which appears herein.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Additionally, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Sean McLaren	/s/ Chris Virostek

Sean McLaren	Chris Virostek

President and Chief Executive Officer	Senior Vice-President, Finance and Chief Financial Officer

February 14, 2024

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Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of West Fraser Timber Co. Ltd.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of West Fraser Timber Co. Ltd. and its subsidiaries (together, the Company) as of December 31, 2023 and 2022, and the related consolidated statements of earnings (loss) and comprehensive earnings (loss), of changes in shareholders’ equity and of cash flows for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and its financial performance and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS Accounting Standards). Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal

PricewaterhouseCoopers LLP

PricewaterhouseCoopers Place, 250 Howe Street, Suite 1400, Vancouver, British Columbia, Canada V6C 3S7

T: +1 604 806 7000, F: +1 604 806 7806, ca_vancouver_main_fax@pwc.com

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As described in Management’s Report on Internal Control over Financial Reporting, management has excluded Spray Lake Sawmills (1980) Ltd. from its assessment of internal control over financial reporting as of December 31, 2023 because it was acquired by the Company in a purchase business combination during the year ended December 31, 2023. We have also excluded Spray Lake Sawmills (1980) Ltd. from our audit of internal control over financial reporting. Spray Lake Sawmills (1980) Ltd. is a wholly owned subsidiary whose total assets and total revenues excluded from management’s assessment and our audit of internal control over financial reporting represent $134 million and $5 million, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2023.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Goodwill Impairment Assessments

As described in Note 9 to the consolidated financial statements, the Company’s goodwill balance was $1,949 million as of December 31, 2023. Management conducts an impairment assessment as of December 31 of each year, or more frequently if an indicator of impairment is identified. Management

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assesses the recoverability of goodwill by comparing the carrying value of each cash generating unit (CGU) or CGU group associated with the goodwill balance to its estimated recoverable amount, which is the higher of its estimated fair value less costs of disposal and its value in use. An impairment loss is recorded if the carrying value exceeds the estimated recoverable amount of a CGU or CGU group. Management has determined the recoverable amount of each applicable CGU group based on their fair value less cost of disposal through discounted cash flow models. The key assumptions used in the discounted cash flow models include production volume, product pricing, raw material input cost, production cost, terminal multiple and discount rate. The estimated recoverable amount of each applicable CGU group exceeded its respective carrying amount in management’s goodwill impairment assessments, and as such, no impairment losses were recorded by management.

The principal considerations for our determination that performing procedures relating to the goodwill impairment assessments is a critical audit matter are (i) the significant judgment by management when determining the recoverable amount of each applicable CGU group, including the development of key assumptions; (ii) a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating management’s key assumptions in the discounted cash flow models related to production volume, product pricing, raw material input cost, production cost, terminal multiple and discount rate; and (iii) the audit effort involved the use of professionals with specialized skills and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s goodwill impairment assessments, including controls over the determination of the recoverable amount of each applicable CGU group. These procedures also included, among others, testing management’s process for determining the recoverable amount of each applicable CGU group, including evaluating the appropriateness of the discounted cash flow models, testing the completeness and accuracy of underlying data used in the models and evaluating the reasonableness of the key assumptions used by management. Evaluating the reasonableness of the production volume, product pricing, raw material input cost and production cost involved considering the current and past performance of each applicable CGU group, as well as economic and industry forecasts, as applicable. Professionals with specialized skill and knowledge were used to assist in the evaluation of the appropriateness of the discounted cash flow models, and the reasonableness of the terminal multiple and the discount rate.

/s/PricewaterhouseCoopers LLP

Chartered Professional Accountants

Vancouver, Canada

February 14, 2024

We have served as the Company’s auditor since 1973.

West Fraser Timber Co. Ltd.

Consolidated Balance Sheets

(in millions of United States dollars, except where indicated)

		As at December	As at December
	Note	31, 2023	31, 2022

Assets

Current assets

Cash and cash equivalents	4	$900	$1,162

Receivables	23	311	350

Income taxes receivable		93	145

Inventories	5	851	1,032

Prepaid expenses		40	60

Assets held for sale	6	182	—

		2,377	2,749

Property, plant and equipment	7	3,835	3,982

Timber licences	8	376	351

Goodwill and other intangible assets	9	2,307	2,358

Export duty deposits	26	377	354

Other assets	10	137	175

Deferred income tax assets	20	6	4

		$9,415	$9,973

Liabilities

Current liabilities

Payables and accrued liabilities	11	$620	$722

Current portion of long-term debt	13	300	—

Current portion of reforestation and decommissioning obligations	12	60	58

Income taxes payable		7	12

Liabilities associated with assets held for sale	6	63	—

		1,050	792

Long-term debt	13	199	499

Other liabilities	12	260	268

Deferred income tax liabilities	20	683	795

		2,193	2,354

Shareholders’ Equity

Share capital	15	2,607	2,667

Retained earnings		4,913	5,284

Accumulated other comprehensive loss		(297)	(332)

		7,223	7,619

		$9,415	$9,973

The number of Common shares and Class B Common shares outstanding at February 13, 2024 was 81,709,092.

Approved by the Board of Directors

/s/ Gillian D. Winckler	/s/ Reid Carter

Gillian D. Winckler	Reid Carter

Director	Director

2023 Annual Report | 83

West Fraser Timber Co. Ltd.

Consolidated Statements of Earnings (Loss) and Comprehensive Earnings (Loss)

(in millions of United States dollars, except where indicated)

		Years Ended

		December 31,	December 31,

		2023	2022

Sales		$6,454	$9,701

Costs and expenses

Cost of products sold		4,685	5,142

Freight and other distribution costs		894	963

Export duties, net	26	8	18

Amortization		541	589

Selling, general and administration		307	365

Equity-based compensation	16	25	5

Restructuring and impairment charges	17	279	60

		6,738	7,142

Operating earnings (loss)		(284)	2,559

Finance income (expense), net	18	51	(3)

Other income	19	5	37

Earnings (loss) before tax		(228)	2,593

Tax recovery (provision)	20	61	(618)

Earnings (loss)		$(167)	$1,975

Earnings (loss) per share (dollars)

Basic	22	$(2.01)	$21.06

Diluted	22	$(2.01)	$20.86

Comprehensive earnings (loss)

Earnings (loss)		$(167)	$1,975

Other comprehensive earnings (loss)

Items that may be reclassified to earnings

Translation gain (loss) on operations with different functional currencies		34	(83)

Items that will not be reclassified to earnings

Actuarial gain (loss) on retirement benefits, net of tax	14	(35)	164

		—	81

Comprehensive earnings (loss)		$(167)	$2,056

West Fraser Timber Co. Ltd.

Consolidated Statements of Changes in Shareholders’ Equity

(in millions of United States dollars, except where indicated)

		Share Capital		Retained	Accumulated Other Comprehensive

	Note	Number of shares	Amount	Earnings	Loss	Total Equity

Balance at December 31, 2021		105,928,734	$3,402	$4,503	$(249)	$7,656

Earnings for the year		—	—	1,975	—	1,975

Other comprehensive earnings (loss):

Translation loss on operations with different functional currencies		—	—	—	(83)	(83)

Actuarial gain on retirement benefits, net of tax		—	—	164	—	164

Repurchase of Common shares for cancellation	15	(22,373,320)	(735)	(1,255)	—	(1,990)

Dividends declared[1]		—	—	(103)	—	(103)

Balance at December 31, 2022		83,555,414	$2,667	$5,284	$(332)	$7,619

Loss for the year		—	—	(167)	—	(167)

Other comprehensive earnings (loss):

Translation gain on operations with different functional currencies		—	—	—	34	34

Actuarial loss on retirement benefits, net of tax		—	—	(35)	—	(35)

Issuance of Common shares	15	383	—	—	—	—

Repurchase of Common shares for cancellation	15	(1,834,801)	(60)	(69)	—	(129)

Dividends declared[1]		—	—	(100)	—	(100)

Balance at December 31, 2023		81,720,996	$2,607	$4,913	$(297)	$7,223

1.	Cash dividends declared during the year ended December 31, 2022 were $1.15 per share. Cash dividends declared during the year ended December 31, 2023 were $1.20 per share.

2023 Annual Report | 85

West Fraser Timber Co. Ltd.

Consolidated Statements of Cash Flows

(in millions of United States dollars, except where indicated)

		Years Ended

		December 31,	December 31,

	Note	2023	2022

Cash provided by operating activities

Earnings (loss)		$(167)	$1,975

Adjustments

Amortization		541	589

Restructuring and impairment charges	17	279	60

Finance (income) expense, net	18	(51)	3

Foreign exchange loss (gain)		7	(28)

Export duty	26	(45)	(99)

Retirement benefit expense	14	77	103

Net contributions to retirement benefit plans	14	(37)	(76)

Tax (recovery) provision	20	(61)	618

Income taxes paid		(24)	(982)

Other		(4)	(11)

Changes in non-cash working capital

Receivables		6	140

Inventories		132	20

Prepaid expenses		4	(6)

Payables and accrued liabilities		(131)	(99)

		525	2,207

Cash used for financing activities

Repayment of lease obligations		(15)	(14)

Finance expense paid		(24)	(23)

Repurchase of Common shares for cancellation	15	(129)	(1,990)

Dividends paid		(100)	(99)

		(268)	(2,126)

Cash used for investing activities

Spray Lake Acquisition, net of cash acquired	3	(100)	—

Additions to capital assets		(477)	(477)

Interest received		47	17

Other		—	1

		(530)	(459)

Change in cash and cash equivalents		(273)	(378)

Foreign exchange effect on cash and cash equivalents		10	(28)

Cash and cash equivalents - beginning of year		1,162	1,568

Cash and cash equivalents - end of year		$900	$1,162

West Fraser Timber Co. Ltd.

Notes to Consolidated Financial Statements

For the years ended December 31, 2023 and December 31, 2022

(figures are in millions of United States dollars, except where indicated)

1.	Nature of operations

West Fraser Timber Co. Ltd. (“West Fraser”, the “Company”, “we”, “us” or “our”) is a diversified wood products company with more than 60 facilities in Canada, the United States (“U.S.”), the United Kingdom (“U.K.”), and Europe. From responsibly sourced and sustainably managed forest resources, the Company produces lumber, engineered wood products (OSB, LVL, MDF, plywood, and particleboard), pulp, newsprint, wood chips, other residuals and renewable energy. West Fraser’s products are used in home construction, repair and remodelling, industrial applications, papers, tissue, and box materials. Our executive office is located at 885 West Georgia Street, Suite 1500, Vancouver, British Columbia. West Fraser was formed by articles of amalgamation under the Business Corporations Act (British Columbia) and is registered in British Columbia, Canada. Our Common shares are listed for trading on the Toronto Stock Exchange (“TSX”) and on the New York Stock Exchange (“NYSE”) under the symbol WFG.

2.	Basis of presentation

These consolidated financial statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”) and were approved by our Board of Directors on February 14, 2024.

Figures have been rounded to millions of dollars to reflect the accuracy of the underlying balances and as a result certain tables may not add due to rounding impacts.

Assets and liabilities subject to transfer as a result of the pending sales of the Hinton pulp mill, Quesnel River Pulp mill, and Slave Lake Pulp mill have been presented as part of assets held for sale and liabilities held for sale respectively (see note 6) and are not included in the other December 31, 2023 balance sheet amounts presented throughout.

Material accounting policies

Material accounting policies that relate to the consolidated financial statements as a whole are incorporated in this note. Where a material accounting policy is applicable to a specific note disclosure, the policy is described within the respective note.

Basis of consolidation

These consolidated financial statements include the accounts of West Fraser and its wholly-owned subsidiaries after the elimination of intercompany transactions and balances.

Our material subsidiaries are West Fraser Mills Ltd. and Norbord Inc. Our 50%-owned joint operations, Alberta Newsprint Company and Cariboo Pulp & Paper Company, are accounted for by recognizing our share of the assets, liabilities, revenues, and expenses related to these joint operations.

Use of estimates and judgments

The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual amounts could differ materially from these and other estimates, the impact of which would be recorded in future periods. Management is also required to exercise judgment in the process of applying accounting policies. Information about the significant areas of estimation uncertainty and critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is included in the following notes:

• Note 2 – Determination of functional currency • Note 3 – Fair value of PPE and intangible assets acquired in business combinations • Note 5 – Valuation of inventories	• Note 6 – Fair value less costs to sell of disposal group held for sale • Note 7-9, 17 – Recoverability of PPE, timber licences, and other intangible assets

2023 Annual Report | 87

• Note 7 – Estimated useful lives of PPE • Note 9 – Recoverability of goodwill • Note 12 – Reforestation and decommissioning obligations	• Note 14 – Defined benefit pension plans • Note 20 – Income taxes • Note 26 – CVD and ADD duty dispute

Revenue recognition

Revenue is derived primarily from product sales and is recognized when a customer obtains control over the goods. The timing of transfer of control to customers varies depending on the individual terms of the sales contract and typically occurs when the product is loaded on a common carrier at our mill, loaded on an ocean carrier, or delivered to the customer. The amount of revenue recognized is net of our estimate for early payment discounts and volume rebates.

Revenue includes charges for freight and handling. The costs related to these revenues are recorded in freight and other distribution costs.

Reporting currency and foreign currency translation

The consolidated financial statements are presented in USD, which is determined to be the functional currency of our U.S. operations and the majority of our Canadian operations.

For these entities, all transactions not denominated in our U.S. functional currency are considered to be foreign currency transactions. Foreign currency denominated monetary assets and liabilities are translated using the rate of exchange prevailing at the reporting date. Gains or losses on translation of these items are included in earnings and reported as Other income (expense). Foreign currency denominated non-monetary assets and liabilities, measured at historic cost, are translated at the rate of exchange at the transaction date.

Our European operations have British pound sterling and Euro functional currencies. Our Spray Lake lumber mill (note 3) and jointly-owned newsprint operation have Canadian dollar functional currency. Assets and liabilities of these entities are translated at the rate of exchange prevailing at the reporting date, and revenues and expenses at average rates during the period. Gains or losses on translation are included as a component of shareholders’ equity in Accumulated other comprehensive loss.

Impairment of capital assets

We assess property, plant and equipment, timber licences, and other definite-lived intangible assets for indicators of impairment at each reporting date and whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable.

Impairment testing is applied to individual assets or cash generating units (“CGUs”), the smallest group of assets that generates cash inflows that are largely independent of the cash inflows of other assets or groups of assets. We have identified each of our mills as a CGU for impairment testing unless there is economic interdependence of CGUs, in which case they are grouped for impairment testing.

When a triggering event is identified, the recoverability of an asset or CGU is assessed by comparing the carrying amount of the asset or CGU to the estimated recoverable amount, which is the higher of its estimated fair value less costs of disposal and its value in use.

Fair value less costs of disposal is determined by ascertaining the price that would be received to sell an asset in an orderly transaction between market participants under current market conditions, less incremental costs directly attributable to the disposal. Value in use is determined using a discounted cash flow model by measuring the pre-tax cash flows expected to be generated from the asset over its estimated useful life discounted by a pre-tax discount rate.

Where an impairment loss for an asset or CGU subsequently reverses, the carrying amount of the asset or CGU is increased to the lesser of the revised estimate of its recoverable amount and the carrying amount that would have been recorded had no impairment loss been previously recognized.

Fair value measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. Fair value measurements are categorized into Level 1, 2 or 3 based on the degree to which the inputs to the fair value measurement are observable and the significance of the inputs.

The three levels of the fair value hierarchy are:

Level 1

Values based on unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2

Values based on inputs other than quoted prices that are observable for the asset or liability, directly or indirectly.

Level 3

Values based on valuation techniques that require inputs which are both unobservable and significant to the overall fair value measurement.

Application of new and revised accounting standards

We have adopted the amendments to IAS 1 Presentation of Financial Statements regarding the disclosure of material accounting policies, amendments to IAS 8 Changes in Accounting Estimates and Errors regarding the definition of accounting estimates, and amendments to IAS 12 Income Taxes regarding deferred tax related to assets and liabilities arising from a single transaction, which were effective for annual periods beginning on or after January 1, 2023. In addition, we have adopted the amendments to IAS 12 Income Taxes regarding relief from deferred tax accounting for top-up tax under Pillar Two, which was effective from May 23, 2023 onwards. These amendments did not have a material impact on our consolidated financial statements.

Accounting standards issued but not yet applied

Amendments to IAS 1, Presentation of Financial Statements

In January 2020, the IASB issued Classification of Liabilities as Current or Non-current (Amendments to IAS 1). The amendments clarify that the classification of liabilities as current or non-current should be based on rights that exist at the end of the reporting period. The amendments also clarify the definition of a settlement and provide situations that would be considered as a settlement of a liability. In October 2022, the IASB issued Non-current Liabilities with Covenants (Amendments to IAS 1). These further amendments clarify how to address the effects on classification and disclosure of covenants that an entity is required to comply with on or before the reporting date and covenants that an entity must comply with only after the reporting date. These amendments are effective for reporting periods beginning on or after January 1, 2024. These amendments are not expected to have a material impact on our consolidated financial statements.

There are no other standards or amendments or interpretations to existing standards issued but not yet effective that are expected to have a material impact on our consolidated financial statements.

3.	Business acquisition

Accounting policies

Business combinations are accounted for using the acquisition method. We measure goodwill at the acquisition date as the fair value of the consideration transferred less the fair value of the identifiable assets acquired and liabilities assumed. The determination of the fair value of the assets acquired and liabilities assumed requires management to use estimates that contain uncertainty and critical judgments. Transaction costs in connection with business combinations are expensed as incurred.

Valuation techniques utilized

We engaged a valuations expert to assist with the determination of estimated fair value for acquired working capital, property, plant and equipment, and timber licenses.

We applied the market comparison approach and cost approach in determining the fair value of acquired property, plant, and equipment. We considered market prices for similar assets when they were available, and depreciated replacement cost in other circumstances. Depreciated replacement cost reflects adjustments for physical deterioration as well as

2023 Annual Report | 89

functional and economic obsolescence. The key assumptions used in the estimation of depreciated replacement cost are the asset’s estimated replacement cost at the time of acquisition and estimated useful life.

The fair value of timber licenses acquired was determined by using a market comparison technique based on precedent transactions in Western Canada.

Supporting information

On November 17, 2023, we acquired 100 percent of the shares in Spray Lake Sawmills (1980) Ltd., which operates a lumber mill located in Cochrane, Alberta, and the associated timber licenses (“Spray Lake Acquisition”) for preliminary cash consideration of $102 million (CAD$140 million). This acquisition has been accounted for as an acquisition of a business in accordance with IFRS 3 Business Combinations. We have allocated the purchase price based on our preliminary estimated fair value of the assets acquired and the liabilities assumed as follows:

West Fraser purchase consideration:

Cash consideration[1]	$102

Fair value of net assets acquired:

Cash	$1

Accounts receivable	3

Inventories	24

Prepaid expenses	1

Income taxes receivable	1

Property, plant and equipment	58

Timber licenses	42

Payables and accrued liabilities	(8)

Other liabilities	(3)

Deferred income tax liabilities	(18)

$102

1.	A net outflow comprising the cash consideration of $102 million net of cash acquired of $1 million is presented in the consolidated statements of cash flows.

Purchase consideration is preliminary as at December 31, 2023 and is subject to finalization of certain post-close working capital adjustments. Our valuation of property, plant and equipment and intangible assets remains preliminary as at December 31, 2023.

We have incorporated the mill into our Lumber segment. Acquisition costs were nominal and have been expensed in selling, general, and administration.

The following table represents the actual results of Spray Lake included in our consolidated statements of earnings (loss) from the date of acquisition to December 31, 2023.

($ millions)

Sales	$5

Operating loss[1]	$(2)

Loss[1]	$(1)

1.	Operating loss and loss include a one-time charge of $2 million related to inventory purchase price accounting.

The following table represents the proforma results of operations for the year ended December 31, 2023 assuming the Spray Lake Acquisition occurred on January 1, 2023 and that the fair value adjustments that arose on the date of acquisition would have been the same if the acquisition occurred on January 1, 2023.

Proforma 2023 Results ($ millions)	West Fraser Actual Results[2] 2023	Spray Lake Proforma Results[1] Jan-23 to Nov-23	West Fraser Proforma Results[1,2] 2023

Sales	6,454	75	$6,529

Operating earnings (loss)	(284)	8	$(276)

Earnings (loss)	(167)	9	$(158)

1.

These proforma results have been provided as required per IFRS 3 Business Combinations. West Fraser proforma 2023 results presents West Fraser’s results as if the Spray Lake Acquisition were completed on January 1, 2023.

2.	Operating earnings (loss) and earnings (loss) include a one-time charge of $2 million related to inventory purchase price accounting.

4.	Cash and cash equivalents

Accounting policies

Cash and cash equivalents consist of cash on deposit and short-term interest-bearing securities maturing within three months of the date of purchase.

Supporting information

As at	December 31, 2023	December 31, 2022

Cash	$513	$706

Cash equivalents	387	456

	$900	$1,162

5.	Inventories

Accounting policies

Inventories are valued at the lower of cost and net realizable value, with cost determined on an average cost basis. The cost of finished goods inventories includes direct material, direct labour, and an allocation of overhead.

Supporting information

As at	December 31, 2023	December 31, 2022

Manufactured products	$363	$428

Logs and other raw materials	257	376

Materials and supplies	231	228

	$851	$1,032

Inventories at December 31, 2023 were subject to a valuation reserve of $31 million (December 31, 2022 - $61 million) to reflect net realizable value being lower than cost.

The carrying amount of inventory recorded at net realizable value was $118 million at December 31, 2023 (December 31, 2022 - $232 million), with the remaining inventory recorded at cost.

6.	Disposal groups held for sale

Accounting policies

Non-current assets, or disposal groups comprising assets and liabilities, are classified as held-for-sale if it is highly probable that they will be recovered primarily through sale rather than through continuing use. Such assets or disposal groups are generally measured at the lower of their carrying amount and fair value less costs to sell.

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Any excess of carrying value over fair value less costs to sell is recognized as impairment loss. Impairment loss on a disposal group is allocated first to goodwill, if any, and then to the remaining non-current assets within the scope of the measurement requirements of IFRS 5 Non-current Assets Held for Sale and Discontinued Operations on a pro-rata basis. Impairment losses on initial classification as held-for-sale and subsequent gains and losses on remeasurement are recognized in earnings.

Once classified as held-for-sale, property, plant and equipment and timber licenses are no longer depreciated.

Supporting information

Sale of Hinton pulp mill

On July 10, 2023, we announced an agreement to sell our unbleached softwood kraft pulp mill in Hinton, Alberta to Mondi Group plc (“Mondi”). The transaction closed on February 3, 2024 following the completion of regulatory reviews and satisfaction of customary closing conditions. The facility is presented as a disposal group held for sale at December 31, 2023.

Under the terms of the agreement, Mondi purchased specified assets, including property, plant and equipment and working capital, and assumed certain liabilities related to the Hinton pulp mill in exchange for a base purchase price of $5 million prior to working capital and other adjustments specified in the asset purchase agreement. Pursuant to the transaction, we will continue to supply fibre to the Hinton pulp mill under long-term contract, via residuals from our Alberta lumber mills.

An impairment loss of $121 million in relation to the sale of the Hinton pulp mill has been included in Restructuring and impairment charges in the year ended December 31, 2023 (see note 17). The impairment loss includes remeasurements of estimated working capital adjustments specified in the asset purchase agreement.

Sale of Quesnel River Pulp mill and Slave Lake Pulp mill

On September 22, 2023, we announced an agreement to sell our two bleached chemithermomechanical pulp (“BCTMP”) mills, Quesnel River Pulp mill in Quesnel, B.C. and Slave Lake Pulp mill in Slave Lake, Alberta to an affiliate of Atlas Holdings (“Atlas”). The transaction is anticipated to close following successful completion of customary regulatory reviews and customary closing conditions. Activities in respect of the closing conditions are proceeding and we anticipate closing the transaction in early 2024. The facilities are presented as a disposal group held for sale at December 31, 2023.

Under the terms of the agreement, Atlas will purchase specified assets, including property, plant and equipment, working capital, certain timber licenses in Alberta, and assume certain liabilities related to the mills and timber licenses in exchange for a base purchase price of $120 million prior to working capital adjustments specified in the asset purchase agreement. Pursuant to the transaction, we will continue to supply fibre to the Quesnel River Pulp mill under long-term contract.

An impairment loss of $20 million in relation to the sale of the Quesnel River Pulp mill and Slave Lake Pulp mill has been included in Restructuring and impairment charges in the year ended December 31, 2023 (see note 17).

Carrying values of disposal groups

As at December 31, 2023, the disposal group comprised the following assets and liabilities:

Receivables	$49

Inventories	72

Prepaid expenses	2

Property, plant and equipment	54

Timber licenses	3

Retirement assets	3

Assets held for sale	$182

Payables and accrued liabilities	$58

Reforestation and decommissioning obligations	2

Retirement liabilities	3

Liabilities associated with assets held for sale	$63

7.	Property, plant and equipment

Accounting policies

Property, plant and equipment are recorded at historical cost, less accumulated amortization and impairment losses. Expenditures for additions and improvements are capitalized. Borrowing costs are capitalized when the asset construction period exceeds 12 months and the borrowing costs are directly attributable to the asset. Expenditures for maintenance and repairs are charged to earnings. Upon retirement, disposal, or destruction of an asset, the cost and related amortization are derecognized and any resulting gain or loss is included in earnings.

Property, plant and equipment are amortized on a straight-line basis over their estimated useful lives as follows:

Buildings	10 - 30 years

Manufacturing plant, equipment and machinery	6 - 25 years

Fixtures, mobile and other equipment	3 - 10 years

Roads and bridges	Not exceeding 40 years

Major maintenance shutdowns	1 - 2 years

Construction-in-progress includes the purchase price and any costs directly attributable to bringing the asset to the location and condition necessary for its intended use. Construction-in-progress is not depreciated. Once the asset is complete and available for use, the construction-in-progress balance is transferred to the appropriate category of property, plant and equipment and depreciation commences.

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Supporting Information

	Manufacturing plant, equipment and machinery	Construction- in-progress	Roads and bridges	Other	Total

As at December 31, 2021	$3,751	$252	$41	$56	$4,100

Additions	117	343	16	6	482

Amortization[1]	(494)	—	(13)	—	(507)

Impairment (note 17)	(43)	(3)	—	(2)	(48)

Foreign exchange	(37)	(2)	—	(1)	(40)

Disposals	(3)	(2)	—	—	(5)

Transfers	229	(229)	—	—	—

As at December 31, 2022	$3,520	$359	$44	$59	$3,982

As at December 31, 2022

Cost	$6,702	$359	$157	$65	$7,283

Accumulated amortization	(3,182)	—	(113)	(6)	(3,301)

Net	$3,520	$359	$44	$59	$3,982

As at December 31, 2022	$3,520	$359	$44	$59	$3,982

Acquisition (note 3)	23	—	—	36	58

Additions	257	244	13	1	516

Amortization[1]	(451)	—	(11)	(1)	(462)

Impairment (note 17)	(202)	(7)	—	—	(209)

Transfer to disposal groups held for sale (note 6)	(50)	—	(3)	(1)	(54)

Foreign exchange	17	1	—	2	19

Disposals	(8)	—	—	(1)	(9)

Transfers	217	(222)	2	(1)	(4)

As at December 31, 2023	$3,319	$376	$46	$94	$3,835

As at December 31, 2023

Cost	$6,524	$376	$156	$95	$7,151

Accumulated amortization	(3,205)	—	(110)	(1)	(3,316)

Net	$3,319	$376	$46	$94	$3,835

1.	Amortization of $451 million relates to cost of products sold and $11 million relates to selling, general and administration expense (2022 - $499 million and $8 million, respectively).

8.	Timber licenses

Accounting policies

Timber licences, which are renewable or replaceable, are recorded at historical cost, less accumulated amortization and impairment losses. Timber licences are amortized on a straight-line basis over their estimated useful lives of 40 years.

Supporting information

Timber licences

As at December 31, 2021	$368

Amortization[1]	(17)

As at December 31, 2022	$351

As at December 31, 2022

Cost	$641

Accumulated amortization	(290)

Net	$351

As at December 31, 2022	$351

Acquisition (note 3)	42

Additions	—

Amortization[1]	(16)

Transfer to disposal groups held for sale (note 6)	(3)

Foreign exchange	2

As at December 31, 2023	$376

As at December 31, 2023

Cost	$673

Accumulated amortization	(297)

Net	$376

1.	Amortization relates to cost of products sold.

9.	Goodwill and other intangibles

Accounting policies

Goodwill represents the excess purchase price paid for a business acquisition over the fair value of the net assets acquired. Goodwill is tested annually for impairment at December 31, or more frequently if an indicator of impairment is identified.

The customer relationship intangible assets relate to the Norbord and Angelina Forest Products acquisitions and are amortized straight-line over 3 to 10 years.

Other intangibles are recorded at historical cost less accumulated amortization and impairment losses. Other intangibles include software which is amortized over periods of up to five years and non-replaceable finite term timber rights which are amortized as the related timber volumes are logged.

Goodwill is allocated to CGUs or groups of CGUs that are expected to benefit from the synergies of the business combination from which it arose. The allocation is based on the lowest level at which goodwill is monitored internally.

Recoverability of goodwill is assessed by comparing the carrying value of the CGU or group of CGUs associated with the goodwill balance to its estimated recoverable amount, which is the higher of its estimated fair value less costs of disposal and its value in use.

An impairment loss is recorded if the carrying value exceeds the estimated recoverable amount. Goodwill impairment losses cannot be reversed.

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Supporting information

	Goodwill	Customer Relationship Intangible	Other	Total

As at December 31, 2021	$1,975	$426	$39	$2,440

Amortization[1]	—	(54)	(11)	(65)

Foreign exchange	(11)	(3)	(1)	(15)

Finalization of purchase price allocation on Angelina acquisition	(20)	21	—	1

Other	—	—	(3)	(3)

As at December 31, 2022	$1,944	$390	$24	$2,358

As at December 31, 2022

Cost	$1,944	$486	$74	$2,504

Accumulated amortization	—	(96)	(50)	(146)

Net	$1,944	$390	$24	$2,358

As at December 31, 2022	$1,944	$390	$24	$2,358

Additions	—	—	3	3

Amortization[1]	—	(53)	(9)	(62)

Foreign exchange	5	2	—	6

Transfers	—	—	4	4

Other	—	—	(2)	(2)

As at December 31, 2023	$1,949	$339	$20	$2,307

As at December 31, 2023

Cost	$1,949	$489	$80	$2,518

Accumulated amortization	—	(150)	(60)	(211)

Net	$1,949	$339	$20	$2,307

1.	Amortization of $62 million (2022 - $65 million) relates to selling, general and administration expense.

Goodwill

For the purposes of impairment testing, goodwill has been allocated to the following CGU groups:

As at	December 31, 2023	December 31, 2022
Canadian lumber	$171	$171

US lumber	409	409

North America EWP	1,280	1,280

Europe EWP	89	84

Total	$1,949	$1,944

The recoverable amounts of the above CGU groups as at December 31, 2023 were determined based on their fair value less costs of disposal using discounted cash flow models. Cash flow forecasts were based on internal estimates for 2024 and 2025 and estimated mid-cycle earnings for subsequent years. Key assumptions include production volume, product pricing, raw material input cost, production cost, terminal multiple, and discount rate. Key assumptions were determined using external sources and historical data from internal sources. Specifically, product pricing has been estimated by reference to average historical prices as well as third-party analyst projections of long-term product pricing. The post-tax discount rate used was 10.2%.

As it relates to the North America EWP and Europe EWP CGU groups, a prolonged downturn in product pricing with an extended recovery could cause their carrying amounts to exceed their recoverable amounts. For North America EWP, an OSB pricing assumption of $289 to $320 per Msf 7/16” was used in determining the recoverable amount and a decrease of 4% in the pricing assumption, assuming all other variables remain constant, could cause the carrying amount to exceed the recoverable amount. For Europe EWP, a decrease of 1% in the pricing assumptions used, assuming all other variables remain constant, could cause the carrying amount to exceed the recoverable amount.

The estimated recoverable amounts of all CGU groups exceeded their respective carrying amounts and as such, no impairment losses were recognized for the year ended December 31, 2023 (2022 - nil).

10.	Other assets

As at	Note	December 31, 2023	December 31, 2022

Retirement assets	14	$83	$132

Interest rate swap contracts	13	—	12

Electricity swaps	23	18	—

Other		36	31

		$137	$175

11.	Payables and accrued liabilities

As at	Note	December 31, 2023	December 31, 2022

Trade accounts		$417	$430

Accrued equity-based compensation	16	53	45

Compensation		66	152

Accrued export duties	26	5	4

Accrued dividends		25	25

Accrued interest		5	5

Current portion of lease obligations		13	11

Restructuring provision		3	10

Other		33	40

		$620	$722

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12.	Other liabilities

As at	Note	December 31, 2023	December 31, 2022

Retirement liabilities	14	$106	$77

Long-term portion of reforestation obligations		53	55

Long-term portion of decommissioning obligations		16	15

Long-term portion of lease obligations		26	26

Export duties	26	24	73

Electricity swaps	23	12	4

Other		22	18

		$260	$268

Reforestation and decommissioning obligations

Reforestation and decommissioning obligations relate to our responsibility for reforestation under various timber licences and our obligations related to landfill closure and other site remediation costs.

Accounting policies

Reforestation obligations are measured at the present value of the expected expenditures required to settle the obligations and are accrued and charged to earnings when timber is harvested. The reforestation obligation is accreted over time through charges to finance expense and reduced by silviculture expenditures. Changes to estimates are credited or charged to earnings.

We record a liability for decommissioning obligations in the period a reasonable estimate can be made. The liability is determined using estimated closure and/or remediation costs and discounted using an appropriate discount rate. On initial recognition, the carrying value of the liability is added to the carrying amount of the associated asset and amortized over its useful life, or expensed when there is no related asset. The liability is accreted over time through charges to finance expense and reduced by actual costs of settlement. Changes to estimates result in an adjustment of the carrying amount of the associated asset or, where there is no asset, they are credited or charged to earnings.

Reforestation and decommissioning obligations are discounted at the risk-free rate at the balance sheet date.

Supporting information

		Reforestation		Decommissioning
	Note	2023	2022	2023	2022

Beginning of year		$93	$97	$35	$33

Acquisition	3	3	—	1	—

Transfer to disposal groups held for sale	6	—	—	(2)	—

Liabilities recognized		46	51	3	5

Liabilities settled		(52)	(49)	(1)	(1)

Foreign exchange		2	(6)	1	(2)

End of year		92	93	37	35

Less: current portion		(39)	(38)	(21)	(20)

		$53	$55	$16	$15

The total undiscounted amount of the estimated cash flows required to satisfy these obligations is $137 million (December 31, 2022 - $159 million). The cash flows have been discounted using risk-free rates ranging from 2.50% to 3.88% (2022 - 3.27% to 5.51%).

The timing of reforestation expenditures is based on the estimated period required to ensure the associated areas are well established and attain free to grow status, which is generally between 12 to 15 years. Payments relating to landfill closures and site remediation are expected to occur over periods ranging up to 50 years.

13.	Operating loans and long-term debt

Accounting policies

Transaction costs related to debt financing or refinancing are deferred and amortized over the life of the associated debt. When our operating loan is undrawn, the related deferred financing costs are recorded in other assets.

Supporting information

Operating loans

As at December 31, 2023, our credit facilities consisted of a $1 billion committed revolving credit facility which matures July 2028, $35 million of uncommitted revolving credit facilities available to our U.S. subsidiaries, a $19 million (£15 million) credit facility dedicated to our European operations, and a $11 million (CAD$15 million) demand line of credit dedicated to our jointly-owned newsprint operation.

As at December 31, 2023, our revolving credit facilities were undrawn (December 31, 2022 - undrawn) and the associated deferred financing costs of $2 million (December 31, 2022 - $1 million) were recorded in other assets. Interest on the facilities is payable at floating rates based on Prime Rate Advances, Base Rate Advances, Bankers’ Acceptances, or Secured Overnight Financing Rate (“SOFR”) Advances at our option. On July 25, 2023, we amended and restated the revolving credit facilities agreement to extend its maturity to July 2028 and replaced the previous London Inter-Bank Offered Rate (“LIBOR”) floating rate option with SOFR.

In addition, we have credit facilities totalling $133 million (December 31, 2022 - $131 million) dedicated to letters of credit. Letters of credit in the amount of $43 million (December 31, 2022 - $61 million) were supported by these facilities.

All debt is unsecured except the $11 million (CAD$15 million) jointly-owned newsprint operation demand line of credit, which is secured by that joint operation’s current assets.

As at December 31, 2023, we were in compliance with the requirements of our credit facilities.

Long-term debt

As at	December 31, 2023	December 31, 2022

Senior notes due October 2024; interest at 4.35%	$300	$300

Term loan due July 2025; floating interest rate	200	200
	500	500

Less: deferred financing costs	(1)	(1)

Less: current portion	(300)	—

	$199	$499

On July 25, 2023, we amended and restated the term loan agreement to extend its maturity to July 2025 and replaced the LIBOR floating rate option with SOFR.

Required principal repayments are disclosed in note 23.

Interest rate swap contracts

We have interest rate swap contracts that have the effect of fixing the interest rate on the $200 million term loan disclosed in the long-term debt table above. In June 2023, these interest rate swaps were amended to reference 3-month

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SOFR (previously 3-month LIBOR) effective August 2023. The weighted average fixed interest rate payable under the contracts was 0.91% following the amendment (previously 1.14%).

In January 2024, these interest rate swaps were further amended to extend their maturity from August 2024 to July 2025. Following this amendment, the weighted average fixed interest rate payable under the contract is 2.61%.

The interest rate swap contracts are accounted for as a derivative, with the related changes in the fair value included in Other income in our consolidated statements of earnings (loss). For the year ended December 31, 2023, a loss of $6 million (year ended December 31, 2022 - a gain of $13 million) was recognized in relation to the interest rate swap contracts. The fair value of the interest rate swap contracts at December 31, 2023 was an asset of $6 million (December 31, 2022 - asset of $12 million).

14.	Retirement benefits

We maintain defined benefit and defined contribution pension plans covering most of our employees. The defined benefit plans generally do not require employee contributions and provide a guaranteed level of pension payable for life based either on length of service or on earnings and length of service, and in most cases do not increase after commencement of retirement. We also provide group life insurance, medical and extended health benefits to certain employee groups.

The defined benefit pension plans are operated in Canada, the U.S., and Europe under broadly similar regulatory frameworks. The majority are funded arrangements where benefit payments are made from plan assets that are held in trust. Responsibility for the governance of certain of the plans, including investment and contribution decisions, resides with our Retirement Committees, Human Resources & Compensation Committee of the Board of Directors, and Board of Directors. For the registered defined benefit pension plans, regulations set minimum requirements for contributions for benefit accruals and the funding of deficits.

Starting January 1, 2022, defined benefit pension plans for certain employee groups were closed to new entrants and were replaced by defined contribution plans.

Accounting policies

We record a retirement asset or liability for our employee defined benefit pension and other retirement benefit plans by netting our plan assets with our plan obligations, on a plan-by-plan basis.

The cost of defined benefit pensions and other retirement benefits earned by employees is actuarially determined using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using market yields from high quality corporate bonds with cash flows that approximate expected benefit payments at the balance sheet date. Plan assets are valued at fair value at each balance sheet date.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are credited or charged to equity through other comprehensive earnings in the period in which they arise.

Past service costs arising from plan amendments are recognized immediately. The finance amount on net retirement balances is included in Finance income (expense), net in our consolidated statements of earnings (loss).

A gain or loss on settlement is recognized in earnings, calculated as the difference between the present value of the defined benefit obligation being settled, as determined on the date of settlement, and the settlement amount.

For defined contribution plans, pension expense is the amount of contributions we are required to make in respect of services rendered by employees.

Supporting information

The actual return on plan assets for 2023 was a gain of $78 million (2022 - loss of $138 million). The total pension expense for the defined benefit pension plans was $32 million (2022 - $71 million). In 2023, we made nominal net contributions to our defined benefit pension plans (2022 - $39 million). We expect to make cash contributions of approximately $19 million to our defined benefit pension plans during 2024 based on the most recent valuation report for each pension plan. We also provide group life insurance, medical and extended health benefits to certain employee groups, for which we contributed $1 million in 2023 (2022 - $1 million).

In 2023, we entered into buy-out annuity purchase agreements to settle $120 million of our defined benefit obligations by purchasing annuities using our plan assets. The agreements transfer the pension obligations of retired employees under certain pension plans to financial institutions. The difference between the cost of the annuity purchases and the liabilities held for these pension plans was reflected as a settlement gain of $6 million in Other income (see note 19).

In 2022, we entered into buy-out annuity purchase agreements to settle $82 million of our defined benefit obligations by purchasing annuities using our plan assets. These agreements transferred the pension obligations of retired employees under certain pension plans to financial institutions. The difference between the cost of the annuity purchases and the liabilities held for these pension plans was reflected as a settlement cost of $5 million in Other income.

In 2022, as part of the process related to the annuitization of our U.K. defined benefit pension plan, we entered into a $15 million (£13 million) investment contract with an insurer. Future cash inflows from the investment contract will match the cash flows of the outgoing benefit payments made by the pension plan, substantially mitigating the exposure to future volatility in the related pension obligations. The completion of the buy-out of the defined benefit obligations is expected upon completion of certain normal-course administrative processes.

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The status of the defined benefit pension plans and other retirement benefit plans, in aggregate, is as follows:

	Defined benefit		Other retirement
	pension plans		benefit plans

	2023	2022	2023	2022
Accrued benefit obligations

Benefit obligations - opening	$838	$1,355	$18	$23

Transfer to disposal groups held for sale (note 6)	(77)	—	(2)	—

Service cost	37	59	—	—

Finance cost on obligation	42	41	1	1

Benefits paid	(42)	(56)	(1)	(1)

Actuarial (gain) loss due to change in financial assumptions	63	(408)	1	(4)

Actuarial loss due to demography/experience	31	3	—	—

Settlement	(120)	(82)	—	—

Foreign exchange[1]	17	(74)	—	(1)

Benefit obligations - ending	$791	$838	$17	$18

Plan assets

Plan assets - opening	$927	$1,239	$—	$—

Transfer to disposal groups held for sale (note 6)	(79)	—	—	—

Finance income on plan assets	46	36	—	—

Actual return on plan assets, net of finance income	32	(174)	—	—

Employer contributions	14	39	1	1

Benefits paid	(42)	(56)	(1)	(1)

Settlement	(115)	(87)	—	—

Other	(2)	(2)	—	—

Refund of excess contributions	(15)	—	—	—

Foreign exchange[1]	20	(68)	—	—

Plan assets - ending	$786	$927	$—	$—

Funded status[2]

Retirement assets	$84	$148	$—	$—

Impact of minimum funding requirement[3]	(1)	(16)	—	—

Retirement assets (note 10)	83	132	—	—

Retirement liabilities (note 12)	(89)	(59)	(17)	(18)

	$(6)	$73	$(17)	$(18)

1.	Foreign currency translation relates to the foreign exchange impact of translating assets and liabilities of certain plans to U.S. dollars.
2.	Plans in a surplus position are presented as assets and plans in a deficit position are presented as liabilities on our consolidated balance sheets.
3.	Certain of our plans have a surplus that is not recognized on the basis that future economic benefits may not be available to us in the form of a reduction in future contributions or a cash refund.

	Defined benefit pension plans		Other retirement benefit plans

	2023	2022	2023	2022

Expense

Service cost	$37	$59	$—	$—

Administration fees	4	3	—	—

Settlement loss (gain)	(6)	5	—	—

Finance expense (income), net	(3)	4	1	1

	$32	$71	$1	$1

Assumptions and sensitivities

At December 31, 2023, the weighted average duration of the defined benefit pension obligations is 18 years (December 31, 2022 - 17 years). The projected future benefit payments for the defined benefit pension plans at December 31, 2023 are as follows:

	2024	2025	2026 to 2028	Thereafter	Total

Defined benefit pension plans	$28	$28	$101	$1,830	$1,987

Key assumptions used in determining defined benefit pension and other retirement pension benefit obligations include assumed rates of increase for future employee compensation and discount rates. These estimates are determined with the assistance of independent actuarial specialists.

The significant actuarial assumptions used to determine our balance sheet date retirement assets and liabilities and our retirement benefit plan expenses are as follows:

	Defined benefit pension plans		Other retirement benefit plans

	2023	2022	2023	2022

Benefit obligations:

Discount rate	4.69%	5.17%	4.69%	5.10%

Future compensation rate increase	3.62%	3.53%	n/a	n/a

Benefit expense:

Discount rate - beginning of year	5.17%	3.03%	5.10%	3.08%

Future compensation rate increase	3.53%	3.60%	n/a	n/a

Health-care benefit costs, shown under other retirement benefit plans, are funded on a pay-as-you-go basis.

The impact of a change in these assumptions on our retirement obligations as at December 31, 2023 is as follows:

	Increase	Decrease

Discount rate - 0.50% change	$(64)	$75

Compensation rate - 0.50% change	$14	$(13)

The sensitivities have been calculated on the basis that all other variables remain constant. When calculating the sensitivity of the defined benefit obligation, the same methodology is applied as was used to determine the retirement assets and liabilities.

Plan assets

The assets of the defined benefit pension plans are invested predominantly in a diversified range of equities, pooled funds and bonds. The weighted average asset allocations of the defined benefit plans at December 31, by asset category, are as follows:

	Target range	2023	2022

Canadian equities	2% - 30%	28%	26%

Foreign equities	15% - 57%	17%	30%

Fixed income investments	20% - 55%	42%	30%

Other investments	0% - 34%	13%	14%

		100%	100%

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Risk management practices

We are exposed to various risks related to our defined benefit pension and other retirement benefit plans:

•	Uncertainty in benefit payments: The value of the liability for retirement benefits will ultimately depend on the amount of benefits paid and this in turn will depend on the level of future compensation increase and life expectancy.

•	Volatility in asset value: We are exposed to changes in the market value of pension plan investments which are required to fund future benefit payments.

•	Uncertainty in cash funding: Movement in the value of the assets and obligations may result in increased levels of cash funding, although changes in the level of cash funding required can be spread over several years. We are also exposed to changes in pension regulation and legislation.

Our Retirement Committees manage these risks in accordance with a Statement of Investment Policies and Procedures for each pension plan or group of plans administered under master trust agreements. The following are some specific risk management practices employed:

•	Retaining and monitoring professional advisors including an outsourced chief investment officer (“OCIO”).

•	Monitoring our OCIO’s adherence to asset allocation guidelines and permitted categories of investments.

•	Monitoring investment decisions and performance of the OCIO and asset performance against benchmarks.

Defined contribution plans

The total pension expense and funding contributions for the defined contribution pension plans for 2023 was $35 million (2022 - $36 million).

15.	Share capital

Authorized

400,000,000 Common shares, without par value

20,000,000 Class B Common shares, without par value

10,000,000 Preferred shares, issuable in series, without par value

Issued

	December 31, 2023		December 31, 2022

As at	Number	Amount	Number	Amount

Common	79,439,518	$2,607	81,273,936	$2,667

Class B Common	2,281,478	—	2,281,478	—

Total Common	81,720,996	$2,607	83,555,414	$2,667

For the year ended December 31, 2023, we issued 383 Common shares under our share option plans (2022 - no Common shares) and no Common shares under our employee share purchase plan (2022 - no Common shares).

Rights and restrictions of Common shares

The Common shares and Class B Common shares are equal in all respects, including the right to dividends, rights upon dissolution or winding up and the right to vote, except that each Class B Common share may at any time be exchanged for one Common share. Our Common shares are listed for trading on the TSX and NYSE under the symbol WFG, while our Class B Common shares are not. Certain circumstances or corporate transactions may require the approval of the holders of our Common shares and Class B Common shares on a separate class by class basis.

Share repurchases

Normal Course Issuer Bids

On February 22, 2023, we renewed our normal course issuer bid (“2023 NCIB”) allowing us to acquire up to 4,063,696 Common shares for cancellation until the expiry of the bid on February 26, 2024. For the year ended December 31, 2023, we repurchased for cancellation 1,834,801 Common shares at an average price of $70.24 per share under our normal course issuer bids.

For the year ended December 31, 2022, we repurchased for cancellation 10,475,115 Common shares at an average price of $82.01 per share under our normal course issuer bids.

2022 Substantial Issuer Bid

During the year ended December 31, 2022, we repurchased for cancellation a total of 11,898,205 Common shares at a price of $95.00 per share for an aggregate purchase price of $1.13 billion under the 2022 Substantial Issuer Bid (“2022 SIB”). The Common shares repurchased represented approximately 11.7% of the total number of our issued and outstanding Common shares and Class B Common shares at the time the 2022 SIB was announced in April 2022.

16.	Equity-based compensation

We have share option, phantom share unit (“PSU”) and directors’ deferred share unit (“DSU”) plans. The equity-based compensation expense for the year ended December 31, 2023 was $25 million (2022 - expense of $5 million).

Accounting policies

We estimate the fair value of outstanding share options using the Black-Scholes option-pricing model and the fair value of our PSU plan and directors’ DSU plan using an intrinsic valuation model at each balance sheet date. We record the resulting charge or recovery to earnings over the related vesting period.

If a share option holder elects to acquire Common shares, both the exercise price and the accrued liability are credited to shareholders’ equity.

Supporting information

Share option plan

Under our share option plan, officers and employees may be granted options to purchase up to 8,295,940 Common shares, of which 777,255 remain available for issuance.

The exercise price of a share option is determined in accordance with the plan and is generally the closing price of a Common share on the trading day immediately preceding the grant date. Our share option plans give the share option holders the right to elect to receive a cash payment in lieu of exercising an option to purchase Common shares. Options vest at 20% per year from the grant date and expire after 10 years.

In 2023, we have recorded an expense of $11 million (2022 – recovery of $4 million) related to the share option plans. The liability associated with the share option plan is tracked in Canadian dollars and is based on prices published by the TSX. A summary of the activity in the share option plans based on Canadian dollar prices is presented below:

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	2023		2022

	Number	Weighted average price	Number	Weighted average price

		(CAD$)		(CAD$)

Outstanding - beginning of year	841,305	$76.19	1,077,840	$66.64

Granted	137,115	109.42	124,566	123.63

Exercised	(123,781)	59.81	(351,448)	62.83

Expired / Cancelled	(4,969)	85.54	(9,653)	108.40

Outstanding - end of year	849,670	$83.59	841,305	$76.19

Exercisable - end of year	568,481	$75.63	408,115	$62.71

The following table summarizes information about the share options outstanding and exercisable at December 31, 2023 in Canadian dollars:

Exercise price range	Number of outstanding options	Weighted average remaining contractual life	Weighted average exercise price	Number of exercisable options	Weighted average exercise price

(CAD$)	(number)	(years)	(CAD$)	(number)	(CAD$)

$40.97 - $56.00	167,737	4.4	$49.15	152,212	$48.45

$64.50 - $73.99	241,690	6.0	67.87	198,029	68.20

$85.40 - $92.79	185,836	7.3	90.75	127,636	89.82

$109.42 - $123.63	254,407	9.1	116.02	90,604	117.56

	849,670	6.3	$83.59	568,481	$75.63

The weighted average share price at the date of exercise for share options exercised during the year was CAD$107.45 per share (2022 - CAD$120.95 per share).

The accrued liability related to the share option plan was $30 million at December 31, 2023 (December 31, 2022 - $23 million). The weighted average fair value of the options used in the calculation was CAD$46.17 per option or USD$34.21 per option at December 31, 2023 (December 31, 2022 - CAD$35.59 per option or USD$27.34 per option).

The inputs to the Black-Scholes option-pricing model were as follows:

As at	December 31, 2023	December 31, 2022

Weighted-average share price on balance sheet date	CAD$113.45	CAD$98.20

Weighted average exercise price	CAD$83.59	CAD$76.19

Expected dividend	CAD$1.59	CAD$1.63

Expected volatility	42.22%	45.15%

Weighted average interest rate	3.57%	3.77%

Weighted average expected remaining life in years	4.07	4.14

The expected dividend on our shares was based on the annualized dividend rate at each period-end. Expected volatility was based on five years of historical data. The interest rate for the life of the options was based on the implied yield available on government bonds with an equivalent remaining term at each period-end. Historical data was used to estimate the expected life of the options and forfeiture rates.

The intrinsic value of options issued under the share option plans at December 31, 2023 was CAD$22 million or USD$16 million (December 31, 2022 - CAD$14 million or USD$11 million). The intrinsic value is determined based on the difference between the weighted-average share price on the last business day of the month and the exercise price, multiplied by the number of vested options.

Phantom share unit plan

Our PSU plan is intended to supplement, in whole or in part, or replace the granting of share options as long-term incentives for officers and employees. The plan provides for two types of units which vest on the third anniversary of the grant date. A restricted share unit pays out based on the volume weighted average price per Common share on the trading day immediately preceding its vesting date (the “vesting date value”). A performance share unit pays out at a value between 0% and 200% of its vesting date value contingent upon our performance relative to a peer group of companies over the three-year performance period. Officers and employees granted units under the plan are also entitled to additional units to reflect cash dividends paid on Common shares from the applicable grant date until payout.

We have recorded an expense of $12 million (2022 - expense of $10 million) related to the PSU plan. The number of units outstanding as at December 31, 2023 was 179,757 (December 31, 2022 – 184,207), including performance share units totalling 179,757 (December 31, 2022 – 167,156).

Directors’ deferred share unit plans

We have DSU plans which provide a structure for directors, who are not our employees, to accumulate an equity-like holding in West Fraser. The DSU plans allow directors to participate in our growth by providing a deferred payment based on market pricing of our Common shares at the time of redemption. Each director receives deferred share units in payment of an annual equity retainer until a minimum equity holding is reached and may elect to receive units in payment of up to 100% of other fees earned. After a minimum equity holding is reached, directors may elect to receive the equity retainer in units or cash. The units are issued based on the market price of our Common shares at the time of issue. Additional units are issued to take into account the value of dividends paid on Common shares from the date of issue to the date of redemption. Units are redeemable only after a director retires, resigns or otherwise leaves the board. The redemption value is equal to the market price of our Common shares at the date of redemption. A holder of units may elect to redeem units in cash or receive Common shares having an equivalent value.

We have recorded an expense of $2 million (2022 - recovery of $1 million) related to the DSU plan. The number of units outstanding as at December 31, 2023 was 78,895 (December 31, 2022 - 97,884).

17.	Restructuring and impairment charges

	2023	2022

Impairment related to Hinton pulp mill	$121	$13

Impairment related to Quesnel River Pulp mill and Slave Lake Pulp mill	20	—

Restructuring and impairment related to Canadian lumber operations	81	—

Impairment related to US lumber operations	47	29

Impairment related to South Molton mill	—	9

Impairment related to equity accounted investment	7	—

Other restructuring charges	3	9

	$279	$60

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In the year ended December 31, 2023, we recorded restructuring and impairment charges of $279 million.

We recorded an impairment loss of $121 million in relation to the sale of the Hinton pulp mill (see note 6). In addition, we recorded an impairment loss of $20 million in relation to the sale of the Quesnel River Pulp mill and Slave Lake Pulp mill (see note 6).

We recorded restructuring and impairment charges of $81 million related to facility closures and curtailments due to availability of economic fibre sources in B.C.

We recorded restructuring and impairment charges of $47 million associated with the announcement of the permanent closure of our lumber mill in Maxville, Florida and the indefinite curtailment of operations at our lumber mill in Huttig, Arkansas.

We estimated the recoverable amount of the impaired assets based on their value in use. The recoverable amount of the property, plant and equipment subject to impairment, other than the disposal group discussed above, was $36 million.

An impairment loss of $7 million was recorded in the year ended December 31, 2023 in relation to an equity accounted investment in our lumber segment that produces and distributes wood pellets. Restructuring charges of $3 million were recorded in the year ended December 31, 2023 relating to the closure of a regional corporate office in our lumber segment and the closure of a distribution centre in our pulp & paper segment.

18.	Finance income (expense), net

	2023	2022

Interest expense	$(24)	$(24)

Interest income on cash and cash equivalents	47	18

Net interest income on export duty deposits (note 26)	27	9

Finance income (expense) on employee future benefits	1	(6)
	$51	$(3)

19.	Other income

	2023	2022

Foreign exchange gain (loss)	$(7)	$28

Settlement gain (loss) on defined benefit pension plan annuity purchases	6	(5)

Gain on electricity swaps	17	—

Gain (loss) on interest rate swap contracts	(6)	13

Other	(5)	1
	$5	$37

20.	Tax recovery (provision)

Accounting policies

Tax recovery (provision) for the year is comprised of current and deferred tax. Tax recovery (provision) is recognized in earnings, except to the extent that it relates to items recognized in other comprehensive earnings in which case it is recognized in other comprehensive earnings.

Deferred taxes are provided for using the liability method. Under this method, deferred taxes are recognized for temporary differences between the tax and financial statement basis of assets, liabilities and certain carry-forward items.

Deferred tax assets are recognized only to the extent that it is probable that they will be realized. Deferred income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of substantive enactment.

International Tax Reform - Pillar Two Model Rules

The Organisation for Economic Co-operation and Development (OECD)/G20 Inclusive Framework on Base Erosion and Profit Shifting published the Pillar Two model rules designed to address the tax challenges arising from the digitalisation of the global economy. Pillar Two legislation has been enacted or substantively enacted in certain jurisdictions in which we operate, although some countries may have varying responses or adjustments to the initial model rules. We are in the process of evaluating the potential impact that these changes will have on our long-term financial position.

Supporting information

Certain 2022 figures within this note have been reclassified to conform with the current year’s presentation, including as it relates to amendments to IAS 12 Income Taxes regarding deferred tax related to assets and liabilities arising from a single transaction, which were effective for annual periods beginning on or after January 1, 2023.

The major components of income tax included in comprehensive earnings are as follows:

	2023	2022

Earnings:

Current tax	$(61)	$(581)

Deferred tax recovery (provision)	122	(37)

Tax recovery (provision) on earnings	$61	$(618)

Other comprehensive earnings:

Deferred tax recovery (provision) on retirement benefit actuarial loss (gain)	$12	$(56)

Tax recovery (provision) on comprehensive earnings	$73	$(674)

The tax provision differs from the amount that would have resulted from applying the British Columbia statutory income tax rate to earnings before tax as follows:

	2023	2022
Income tax recovery (expense) at statutory rate of 27%	$62	$(700)

Non-taxable amounts	—	10

Rate differentials between jurisdictions and on specified activities	(3)	81

Other	2	(9)

Tax recovery (provision)	$61	$(618)

2023 Annual Report | 109

Deferred income tax liabilities (assets) are made up of the following components:

	2023	2022
Property, plant, equipment and intangibles	$737	$796

Reforestation and decommissioning obligations	(30)	(30)

Employee benefits	(22)	(12)

Export duties	90	72

Tax loss carry-forwards[1]	(47)	(11)

Inventory	(12)	(4)

Other	(39)	(20)

	$677	$791

Represented by:

Deferred income tax assets	$(6)	$(4)

Deferred income tax liabilities	683	795

	$677	$791

1.

We have $241 million of net operating loss carry-forwards in various jurisdictions (December 31, 2022 - $61 million), $306 million of U.S. state net operating loss carry-forwards (December 31, 2022 - $345 million), and $83 million of capital loss carry-forwards (December 31, 2022 - $56 million). A portion of these losses expire over various periods starting in 2024. The net operating losses that have not been recognized as of December 31, 2023 are $32 million in various jurisdictions (December 31, 2022 - $35 million) and $270 million for U.S. states (December 31, 2022 - $272 million). Capital losses that have not been recognized as of December 31, 2023 are $83 million (December 31, 2022 - $56 million).

21.	Employee compensation

Our employee compensation expense includes salaries and wages, employee future benefits, bonuses and termination costs, but excludes restructuring charges. Total compensation expense for the year ended December 31, 2023 was $989 million (2022 - $1,133 million).

Key management includes directors and officers, and their compensation expense and balance sheet date payables are as follows:

	2023	2022
Expense

Salary and short-term employee benefits	$8	$13

Retirement benefits	2	2

Equity-based compensation[1]	19	4

	$29	$19

1. Amounts do not necessarily represent the actual value which will ultimately be paid.
	2023	2022
Payables and accrued liabilities

Compensation	$—	$6

Equity-based compensation[1]	39	35

	$39	$41

1.	Amounts do not necessarily represent the actual value which will ultimately be paid.

22.	Earnings (loss) per share

Basic earnings (loss) per share is calculated based on earnings (loss) available to Common shareholders, as set out below, using the weighted average number of Common shares and Class B Common shares outstanding.

Certain of our equity-based compensation plans may be settled in cash or Common shares at the holder’s option and for the purposes of calculating diluted earnings (loss) per share, the more dilutive of the cash-settled and equity-settled method is used, regardless of how the plan is accounted for. Plans that are accounted for using the cash-settled method will require adjustments to the numerator and denominator if the equity-settled method is determined to have a dilutive effect as compared to the cash-settled method.

The numerator under the equity-settled method is calculated based on earnings (loss) available to Common shareholders adjusted to remove the cash-settled equity-based compensation expense or recovery that has been charged or credited to earnings (loss) and deducting a notional charge using the equity-settled method, as set out below. Adjustments to earnings (loss) are tax-effected as applicable. The denominator under the equity-settled method is calculated using the treasury stock method. Share options under the equity-settled method are considered dilutive when the average market price of our Common shares for the period exceeds the exercise price of the share option.

The cash-settled method was more dilutive for the year ended December 31, 2023. The equity-settled method was more dilutive for the year ended December 31, 2022 and an adjustment was required for both the numerator and denominator.

A reconciliation of the numerator and denominator used for the purposes of calculating diluted earnings (loss) per share is as follows:

	2023	2022
Earnings (loss)

Numerator for basic EPS	$(167)	$1,975

Cash-settled (recovery) expense included in earnings	—	(5)

Equity-settled expense adjustment	—	(5)

Numerator for diluted EPS	$(167)	$1,965

Weighted average number of shares (thousands)

Denominator for basic EPS	83,199	93,760

Effect of dilutive equity-based compensation	—	413

Denominator for diluted EPS	83,199	94,173

Earnings (loss) per share (dollars)

Basic	$(2.01)	$21.06

Diluted	$(2.01)	$20.86

23.	Financial instruments

Accounting policies

All financial assets and liabilities, except for derivatives, are initially measured at fair value and subsequently measured at amortized cost using the effective interest rate method. Derivatives are measured at fair value through profit or loss (“FVTPL”).

Supporting information

The following tables provide the carrying values and fair values of our financial instruments by category, as well as the associated fair value hierarchy levels as defined in note 2 under “Fair value measurements”. The carrying value is a reasonable approximation of fair value for cash and cash equivalents, receivables, and payables and accrued liabilities

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due to their short-term nature. The carrying values of long-term debt include any current portions and exclude deferred financing costs.

December 31, 2023	Level	Financial assets at amortized cost	Financial assets or financial liabilities at FVTPL	Financial liabilities at amortized cost	Carrying value	Fair value

Financial assets

Cash and cash equivalents	2	$900	$—	$—	$900	$900

Receivables	3	302	—	—	302	302

Interest rate swaps[2]	2	—	6	—	6	6

Electricity swaps[2]	3	—	22	—	22	22

		$1,202	$28	$—	$1,230	$1,230

Financial liabilities

Payables and accrued liabilities	3	$—	$—	$620	$620	$620

Long-term debt[1]	2	—	—	500	500	494

Electricity swaps	3	—	12	—	12	12

		$—	$12	$1,120	$1,132	$1,126

1.	The fair value of long-term debt is based on rates available to us at December 31, 2023 for long-term debt with similar terms and remaining maturities.
2.

The value of our interest rate swap contracts and the current portion of our electricity swap contracts are included in receivables in our consolidated balance sheet at December 31, 2023. The value of the non-current portion of our electricity swap contracts are included in other assets in our consolidated balance sheet at December 31, 2023.

December 31, 2022	Level	Financial assets at amortized cost	Financial assets or financial liabilities at FVTPL	Financial liabilities at amortized cost	Carrying value	Fair value

Financial assets

Cash and cash equivalents	2	$1,162	$—	$—	$1,162	$1,162

Receivables	3	350	—	—	350	350

Interest rate swaps[2]	2	—	12	—	12	12

		$1,512	$12	$—	$1,524	$1,524

Financial liabilities

Payables and accrued liabilities	3	$—	$—	$722	$722	$722

Long-term debt1	2	—	—	500	500	491

Electricity swaps	2	—	4	—	4	4

		$—	$4	$1,222	$1,226	$1,217

1.	The fair value of long-term debt is based on rates available to us at December 31, 2022 for long-term debt with similar terms and remaining maturities.
2.	The value of our interest rate swap contracts are included in other assets in our consolidated balance sheet at December 31, 2022.

Financial risk management

Our activities result in exposure to a variety of financial risks, and the main objectives of our risk management process are to ensure risks are properly identified and analyzed and to establish appropriate risk limits and controls. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and our activities. We are exposed to credit risk, liquidity risk, and market risk. A description of these risks and policies for managing these risks are summarized below.

The sensitivities provided in this section give the effect of possible changes in the relevant prices and rates on earnings. The sensitivities are hypothetical and should not be considered to be predictive of future performance or earnings. Changes in fair values or cash flows based on fluctuations in market variables cannot be extrapolated since the relationship between the change in the market variable and the change in fair value or cash flows may not be linear.

Credit risk

Credit risk is the risk of financial loss if a customer or counterparty to a financial instrument fails to meet its contractual obligations. We are exposed to credit risk with respect to cash and cash equivalents and receivables. The carrying amounts of these accounts represent the maximum credit exposure. We manage credit risk by holding cash and cash equivalents with major banks of high creditworthiness. Credit risk for trade and other receivables is managed through established credit monitoring activities such as:

•	Establishing and monitoring customer credit limits;

•	Performing ongoing evaluations of the financial conditions of key customers; and

•	In certain market areas, undertaking additional measures to reduce credit risk including credit insurance, letters of credit and prepayments. At December 31, 2023, approximately 26% of trade accounts receivable was covered by at least some of these additional measures (December 31, 2022 - 45%).

Given our credit monitoring activities, the low percentage of overdue accounts and our history of minimal customer defaults, we consider the credit quality of our trade accounts receivable at December 31, 2023 to be high and have recorded nominal expected credit losses on our trade accounts receivable. The aging analysis of trade accounts receivable is presented below:

As at	December 31, 2023	December 31, 2022

Trade accounts receivable

Current	$215	$256

Past due 1 to 30 days	28	19

Past due 31 to 60 days	4	9

Past due over 60 days	3	2

Trade accounts receivable	250	286

Insurance receivable	—	3

Sales taxes receivable	26	22

Other	35	39

Receivables	$311	$350

Liquidity risk

Liquidity risk is the risk we will encounter difficulty in meeting obligations associated with financial liabilities. We manage liquidity risk by maintaining adequate cash and cash equivalents balances and having lines of credit available. In addition, we regularly monitor forecasted and actual cash flows. Refinancing risks are managed by extending maturities through regular renewals and refinancing when market conditions are supportive.

2023 Annual Report | 113

The following table summarizes the maturity profile of our financial liabilities based on contractual undiscounted payments:

December 31, 2023	Carrying value	Total	2024	2025	2026	2027	Thereafter

Long-term debt	$499	$500	$300	$200	$—	$—	$—

Interest on long-term debt[1]	—	25	18	7	—	—	—

Lease obligations	39	45	13	8	5	3	16

Payables and accrued liabilities	620	620	620	—	—	—	—

Total	$1,158	$1,190	$951	$215	$5	$3	$16

1.	Assumes debt remains at December 31, 2023 levels and includes the impact of interest rate swaps terminating August 2024.

In addition, we have contractual commitments for the acquisition of property, plant and equipment in the amount of $265 million in 2024.

Market risk

Market risk is the risk of loss that might arise from changes in market factors such as interest rates, foreign exchange rates, commodity, and energy prices. We aim to manage market risk within acceptable parameters and may, from time to time, use derivatives to manage market risk.

Interest rates

Interest rate risk relates mainly to floating interest rate debt. By maintaining a mix of fixed and floating rate debt along with interest rate swap contracts, we mitigate the exposure to interest rate changes.

As at December 31, 2023, we had the following floating rate financial instruments:

Financial instrument	Carrying value

Financial liability: Term loan	$200

Financial asset: Interest rate swap contracts	$6

We maintain a $200 million term loan due July 2025 where the interest is payable at floating rates based on Prime, Base Rate Advances, Bankers’ Acceptances or SOFR Advances at our option.

We have interest rate swap agreements to pay fixed interest rates and receive variable interest rates equal to 3-month SOFR on $200 million notional principal amount of indebtedness. These agreements have the effect of fixing the interest rate on the $200 million term loan floating rate debt. In January 2024, these interest rate swaps were amended to extend their maturity from August 2024 to July 2025.

In addition, interest on certain of our credit facilities is payable at floating rates including Prime Rate Advances, Base Rate Advances, Bankers’ Acceptances, or SOFR Advances at our option.

At December 31, 2023, the impact of a 100-basis point change in interest rate affecting our floating rate debt would not result in a change in annual interest expense (December 31, 2022 - no change).

Energy

We are party to arrangements with renewable power generators to purchase environmental attributes and receive settlements by reference to generation volumes and the spot price for electricity and pay settlements by reference to generation volumes and a fixed contractual price. These agreements act as a partial hedge against future electricity price increases in Alberta and will provide us with access to renewable energy credits that we may surrender to achieve a reduction in our greenhouse gas emissions. While these arrangements economically hedge the risk of changes in cash flows due to fluctuations in Alberta electricity prices, hedge accounting has not been applied to these instruments.

A contract to receive renewable energy credits and the associated floating-for-fixed electricity swap are distinct units of account. We have selected this method as we believe the receipt of the renewable energy credits is an executory contract and the electricity swap meets the definition of an embedded derivative.

The electricity swaps are valued based on a discounted cash flow model, with the related changes in fair value included in Other income on our consolidated statements of earnings (loss). The valuation requires management to make certain assumptions about the model inputs, including future electricity prices, discount rates, and expected generation volumes associated with the contracts.

For the year ended December 31, 2023, a gain of $17 million was recognized in relation to the electricity swaps (2022 - nominal gain). The fair value of the electricity swaps at December 31, 2023 was an asset of $10 million (December 31, 2022 - a liability of $4 million). At December 31, 2023, the impact of a 10% increase (decrease) in future electricity prices would result in a gain (loss) of $20 million.

The following table summarizes the maturity profile of our net derivative asset based on contractual undiscounted payments:

	Carrying
	value -
	asset
December 31, 2023	(liability)	Total	2024	2025	2026	2027	Thereafter

Electricity swaps	$10	$14	$3	$—	$—	$1	$10

Total	$10	$14	$3	$—	$—	$1	$10

Currency risk

We are exposed to foreign currency risk because our Canadian operations incur a portion of their operating expenses in Canadian dollars. Therefore, an increase in the value of the CAD relative to the USD increases the value of expenses in USD terms incurred by our Canadian operations, which reduces operating margin and the cash flow available to fund operations.

In addition, foreign currency exposure arises from our net investment in our European operations, which have British pound sterling and Euro functional currencies, and from our Spray Lake lumber mill (note 3) and jointly-owned newsprint operation, which have Canadian dollar functional currency. The risk arises from the fluctuation in spot rates between these currencies and the U.S. dollar, which causes the amount of the net investment to vary with the resulting translation gains or losses being reported in other comprehensive earnings.

A $0.01 strengthening (weakening) of the USD against the CAD would increase (decrease) earnings by approximately $2 million. A $0.01 strengthening (weakening) of the USD against the CAD, British pound and Euro would result in an approximate $8 million translation loss (gain) on operations with different functional currencies included in other comprehensive earnings. These sensitivities assume that all other variables remain constant and ignores any impact of forecast sales and purchases.

24.	Capital disclosures

Our business is cyclical and is subject to significant changes in cash flow over the business cycle. In addition, financial performance can be materially influenced by changes in product prices and the relative values of the Canadian and U.S. dollars. Our objective in managing capital is to ensure adequate liquidity and financial flexibility at all times, particularly at the lower points in the business cycle.

Our main policy relating to capital management is to maintain a strong balance sheet and otherwise meet financial tests that rating agencies commonly apply for investment-grade issuers of public debt. Our debt is currently rated as investment grade by three major rating agencies.

We monitor and assess our financial performance to ensure that debt levels are prudent, taking into account the anticipated direction of the business cycle. When financing acquisitions, we combine cash on hand, debt, and equity financing in a proportion that is intended to maintain an investment-grade rating for debt throughout the cycle. Debt repayments are arranged, where possible, on a staggered basis that takes into account the uneven nature of anticipated

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cash flows. We have established committed revolving lines of credit that provide liquidity and flexibility when capital markets are restricted. In addition, as a normal part of our business, we have in the past and may from time to time seek to repurchase our outstanding securities through issuer bids or tender offers, open market purchases, privately negotiated transactions or otherwise. Such repurchases, if any, will depend on prevailing market conditions, our liquidity requirements, contractual and legal restrictions and other factors.

A strong balance sheet and liquidity profile, along with our investment-grade debt rating, are key elements of our goal to maintain a balanced capital allocation strategy. Priorities within this strategy include: reinvesting in our operations across all market cycles to strategically enhance productivity, product mix, and capacity; maintaining a leading cost position; maintaining financial flexibility to capitalize on growth opportunities, including the pursuit of acquisitions and larger-scale strategic growth initiatives; and returning capital to shareholders through dividends and share repurchases.

Two key measurements used to monitor our capital position are total debt to total capital and net debt to total capital, calculated as follows:

	December 31,	December 31,
As at	2023	2022

Debt

Operating loans	$—	$—

Current and long-term lease obligation	39	37

Current and long-term debt	500	500

Derivative liabilities[1]	—	—

Open letters of credit[1]	43	61

Total debt	582	598

Shareholders’ equity	7,223	7,619

Total capital	$7,805	$8,217

Total debt to capital	7%	7%

Total debt	$582	$598

Cash and cash equivalents	(900)	(1,162)

Open letters of credit	(43)	(61)

Derivative liabilities	—	—

Cheques issued in excess of funds on deposit	—	—

Net debt	(361)	(625)

Shareholders’ equity	7,223	7,619

Total capital	$6,862	$6,994

Net debt to capital	(5%)	(9%)

1.	Letters of credit facilities and the fair value of derivative liabilities are part of our bank covenants’ total debt calculation.

25.	Segment and geographical information

The segmentation of manufacturing operations into lumber, NA EWP, pulp and paper and Europe EWP is based on a number of factors, including similarities in products, production processes and economic characteristics. The EWP segments have been separated due to differences in the operating region, customer base, profit margins and sales volumes. Transactions between segments are at market prices and on standard business terms. The segments follow the accounting policies described in these consolidated financial statement notes, where applicable.

During the first quarter of 2023, the Company changed its measure of profit or loss for each reportable segment from earnings before tax to operating earnings, as this is now the measure most used by the chief operating decision maker when evaluating segment operating performance. Prior year comparatives have been updated to conform to current year presentation.

			Pulp &	Europe	Corporate

Year ended December 31, 2023	Lumber	NA EWP	Paper	EWP	& Other	Total

Sales

To external customers	$2,722	$2,602	$612	$517	$—	$6,454

To other segments	72	6	11	—	(89)	—

	$2,794	2,608	623	517	(89)	6,454

Cost of products sold	(2,215)	(1,594)	(555)	(409)	89	(4,685)

Freight and other distribution costs	(405)	(329)	(120)	(40)	—	(894)

Export duties, net	(8)	—	—	—	—	(8)

Amortization	(185)	(273)	(24)	(49)	(10)	(541)

Selling, general and administration	(164)	(96)	(25)	(21)	—	(307)

Equity-based compensation	—	—	—	—	(25)	(25)

Restructuring and impairment charges	(137)	—	(142)	—	—	(279)

Operating earnings (loss)	$(319)	$316	$(242)	$(3)	$(35)	$(284)

Total assets	3,606	4,338	333	691	446	$9,415

Total liabilities	507	551	125	149	861	$2,193

Capital expenditures	253	156	32	30	7	$477

			Pulp &	Europe	Corporate

Year ended December 31, 2022	Lumber	NA EWP	Paper	EWP	& Other	Total

Sales

To external customers	$4,381	$3,780	$802	$738	$—	$9,701

To other segments	84	9	5	—	(98)	—

	$4,465	$3,789	$807	$738	$(98)	$9,701

Cost of products sold	(2,489)	(1,677)	(596)	(479)	98	(5,142)

Freight and other distribution costs	(435)	(329)	(153)	(46)	—	(963)

Export duties, net	(18)	—	—	—	—	(18)

Amortization	(186)	(306)	(35)	(53)	(9)	(589)

Selling, general and administration	(194)	(106)	(32)	(28)	(5)	(365)

Equity-based compensation	—	—	—	—	(5)	(5)

Restructuring and impairment charges	(31)	—	(13)	(15)	—	(60)

Operating earnings (loss)	$1,111	$1,371	$(22)	$117	$(18)	$2,559

Total assets	3,685	4,637	456	730	465	$9,973

Total liabilities	553	622	90	170	919	$2,354

Capital expenditures	184	235	29	20	9	$477

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The geographic distribution of non-current assets and external sales based on the location of product delivery is as follows:

	Non-current assets		Sales by geographic area

	2023	2022	2023	2022

United States	$2,689	$2,625	$4,251	$6,659

Canada	3,883	4,139	1,118	1,531

U.K and Europe	466	460	524	733

Asia	—	—	557	767

Other	—	—	4	11

	$7,038	$7,224	$6,454	$9,701

26.	Countervailing (“CVD”) and antidumping (“ADD”) duty dispute

On November 25, 2016, a coalition of U.S. lumber producers petitioned the U.S. Department of Commerce (“USDOC”) and the U.S. International Trade Commission (“USITC”) to investigate alleged subsidies to Canadian softwood lumber producers and levy CVD and ADD duties against Canadian softwood lumber imports. The USDOC chose us as a “mandatory respondent” to both the countervailing and antidumping investigations, and as a result, we have received unique company-specific rates.

Accounting policies

The CVD and ADD rates apply retroactively for each period of investigation (“POI”). We record CVD as export duty expense at the cash deposit rate until an Administrative Review (“AR”) finalizes a new applicable rate for each POI. We record ADD as export duty expense by estimating the rate to be applied for each POI by using our actual results and a similar calculation methodology as the USDOC and adjust when an AR finalizes a new applicable rate for each POI. The difference between the cumulative cash deposits paid and cumulative export duty expense recognized for each POI is recorded on our balance sheet as export duty deposits receivable or payable.

The difference between the cash deposit amount and the amount that would have been due based on the final AR rate will incur interest based on the U.S. federally published interest rate. We record interest income on our duty deposits receivable, net of any interest expense on our duty deposits payable, based on this rate.

Developments in CVD and ADD rates

We began paying CVD and ADD duties in 2017 based on the determination of duties payable by the USDOC. The CVD and ADD cash deposit rates are updated upon the finalization of the USDOC’s Administrative Review (“AR”) process for each Period of Inquiry (“POI”), as summarized in the tables below.

On March 14, 2023, the USDOC initiated AR5 POI covering the 2022 calendar year. West Fraser was selected as a mandatory respondent, which will result in West Fraser continuing to be subject to a company-specific rate.

On September 7, 2023, the USDOC finalized the duty rate for AR4, resulting in the recognition of an export duty recovery of $62 million plus interest income in earnings and a decrease in export duty deposits payable.

On February 1, 2024, the USDOC released the preliminary results from AR5 POI covering the 2022 calendar year, which indicated a rate of 6.74% for CVD and 5.33% for ADD for West Fraser. The duty rates are subject to an appeal process, and we will record an adjustment once the rates are finalized. If the AR5 rates were to be confirmed, it would result in an expense of $35 million before the impact of interest for the POI covered by AR5. This adjustment would be in addition to the amounts already recorded on our balance sheet. If these rates were finalized, our combined cash deposit rate would be 12.07%.

The respective Cash Deposit Rates, the AR POI Final Rate and the West Fraser Estimated ADD Rate for each period are as follows:

	Cash Deposit	AR POI Final
Effective dates for CVD	Rate	Rate

AR1 POI[1,2]

April 28, 2017 - August 24, 2017	24.12%	6.76%

August 25, 2017 - December 27, 2017	— %	— %

December 28, 2017 - December 31, 2017	17.99%	6.76%

January 1, 2018 - December 31, 2018	17.99%	7.57%

AR2 POI[3]

January 1, 2019 - December 31, 2019	17.99%	5.08%

AR3 POI[4]

January 1, 2020 - November 30, 2020	17.99%	3.62%

December 1, 2020 - December 31, 2020	7.57%	3.62%

AR4 POI[5]

January 1, 2021 - December 1, 2021	7.57%	2.19%

December 2, 2021 - December 31, 2021	5.06%	2.19%

AR5 POI[6]

January 1, 2022 – January 9, 2022	5.06%	n/a

January 10, 2022 – August 8, 2022	5.08%	n/a

August 9, 2022 - December 31, 2022	3.62%	n/a

AR6 POI[7]

January 1, 2023 - July 31, 2023	3.62%	n/a

August 1, 2023 - December 31, 2023	2.19%	n/a

1.

On April 24, 2017, the USDOC issued its preliminary rate in the CVD investigation. The requirement that we make cash deposits for CVD was suspended on August 24, 2017, until the USDOC published the revised rate.

2.	On November 24, 2020, the USDOC issued the final CVD rate for the AR1 POI.
3.

On November 24, 2021, the USDOC issued the final CVD rate for the AR2 POI. On January 10, 2022, the USDOC amended the final CVD rate for the AR2 POI from 5.06% to 5.08% for ministerial errors. This table only reflects the final rate.

4.	On August 4, 2022, the USDOC issued the final CVD rate for the AR3 POI.
5.	On August 1, 2023, the USDOC issued the final CVD rate for the AR4 POI.
6.	The CVD rate for the AR5 POI will be adjusted when AR5 is complete and the USDOC finalizes the rate, which is not expected until 2024.
7.	The CVD rate for the AR6 POI will be adjusted when AR6 is complete and the USDOC finalizes the rate, which is not expected until 2025.

2023 Annual Report | 119

West Fraser
	Cash Deposit	AR POI Final	Estimated
Effective dates for ADD	Rate	Rate	Rate

AR1 POI[1,2]

June 30, 2017 - December 3, 2017	6.76%	1.40%	1.46%

December 4, 2017 - December 31, 2017	5.57%	1.40%	1.46%

January 1, 2018 - December 31, 2018	5.57%	1.40%	1.46%

AR2 POI[3]

January 1, 2019 - December 31, 2019	5.57%	6.06%	4.65%

AR3 POI[4]

January 1, 2020 - November 29, 2020	5.57%	4.63%	3.40%

November 30, 2020 - December 31, 2020	1.40%	4.63%	3.40%

AR4 POI[5]

January 1, 2021 - December 1, 2021	1.40%	7.06%	6.80%

December 2, 2021 - December 31, 2021	6.06%	7.06%	6.80%

AR5 POI[6]

January 1, 2022 - August 8, 2022	6.06%	n/a	4.52%

August 9, 2022 - December 31, 2022	4.63%	n/a	4.52%

AR6 POI[7]

January 1, 2023 - July 31, 2023	4.63%	n/a	8.84%

August 1, 2023 - December 31, 2023	7.06%	n/a	8.84%

1.	On June 26, 2017, the USDOC issued its preliminary rate in the ADD investigation effective June 30, 2017.
2.	On November 24, 2020, the USDOC issued the final ADD rate for the AR1 POI.
3.	On November 24, 2021, the USDOC issued the final ADD rate for the AR2 POI.
4.	On August 4, 2022, the USDOC issued the final ADD rate for the AR3 POI.
5.

On July 31, 2023, the USDOC issued the final ADD rate for the AR4 POI. On September 7, 2023, the USDOC amended the final ADD rate for the AR4 POI from 6.96% to 7.06% for ministerial errors. This table only reflects the final rate.

6.	The ADD rate for the AR5 POI will be adjusted when AR5 is complete and the USDOC finalizes the rate, which is not expected until 2024.
7.	The ADD rate for the AR6 POI will be adjusted when AR6 is complete and the USDOC finalizes the rate, which is not expected until 2025.

Impact on results

The following table reconciles our cash deposits paid during the year to the amount recorded in our statements of earnings:

($ millions)	2023	2022

Cash deposits[1]	(53)	(117)

Adjust to West Fraser Estimated ADD rate[2]	(17)	18

Export duties, net	(70)	(99)

Duty recovery attributable to AR3[3]	—	81

Duty recovery attributable to AR4[4]	62	—

Export duty (expense) recovery	(8)	(18)

Net interest income on export duty deposits	27	9

1.

Represents combined CVD and ADD cash deposit rate of 11.12% from January 1, 2022 to January 9, 2022, 11.14% from January 10, 2022 to August 8, 2022, 8.25% from August 9, 2022 to July 31, 2023 and 9.25% from August 1, 2023 to December 31, 2023.

2.	Represents adjustment to West Fraser Estimated ADD rate of 8.84% for 2023 and 4.52% for 2022.
3.	$81 million represents the duty recovery attributable to the finalization of the AR3 duty rates for the 2020 POI. The final CVD rate was 3.62% and the final ADD rate was 4.63% for AR3.
4.	$62 million represents the duty recovery attributable to the finalization of AR4 duty rates for the 2021 POI. The final CVD rate was 2.19% and the final ADD rate was 7.06% for AR4.

As of December 31, 2023, export duties paid and payable on deposit with the USDOC were $836 million (December 31, 2022 - $784 million).

Impact on balance sheet

Each POI is subject to independent administrative review by the USDOC, and the results of each POI may not be offset but the results within a POI in respect of ADD and CVD may be offset.

Export duty deposits receivable is represented by:

Export duty deposits receivable	2023	2022

Beginning of year	$354	$242

Export duties recognized as duty deposits receivable	—	97

Interest income recognized on duty deposits receivable	23	15

End of year	$377	$354

Export duties payable is represented by:

Export duties payable	2023	2022

Beginning of year	$73	$69

Export duties recognized as long-term payable	(45)	(2)

Interest expense (income) recognized on export duties payable	(4)	6

End of year	$24	$73

Appeals

On May 22, 2020, the North American Free Trade Agreement (“NAFTA”) panel issued its final decision on “Injury”. The NAFTA panel rejected the Canadian parties’ arguments and upheld the USITC remand determination in its entirety.

On August 28, 2020, the World Trade Organization’s (“WTO”) dispute-resolution panel ruled unanimously that U.S. countervailing duties against Canadian softwood lumber are inconsistent with the WTO obligations of the United States. The decision confirmed that Canada does not subsidize its softwood lumber industry. On September 28, 2020, the U.S. announced that it would appeal the WTO panel’s decision.

Under U.S. trade law, the International Trade Commission (“ITC”) must review antidumping and countervailing orders every 5 years from the date of issuance. This process is referred to as a “Sunset Review”. On November 30, 2023, the ITC voted to maintain the ADD and CVD orders on softwood lumber from Canada on the grounds that the revocation would likely lead to the continuation or recurrence of material injury to the U.S. domestic industry within a reasonably foreseeable time.

The softwood lumber case will continue to be subject to NAFTA or the new Canada-United States-Mexico Agreement (“CUSMA”), WTO dispute resolution processes, and litigation in the U.S. In the past, long periods of litigation have led to negotiated settlements and duty deposit refunds. In the interim, duties remain subject to the USDOC AR process, which results in an annual adjustment of duty deposit rates.

Notwithstanding the deposit rates assigned under the investigations, our final liability for CVD and ADD will not be determined until each annual administrative review process is complete and related appeal processes are concluded.

27.	Contingencies

We are subject to various investigations, claims and legal, regulatory and tax proceedings covering matters that arise in the ordinary course of business activities, including civil claims and lawsuits, regulatory examinations, investigations, audits and requests for information by governmental regulatory agencies and law enforcement authorities in various jurisdictions. Each of these matters is subject to uncertainties and it is possible that some of these matters may be resolved unfavourably. Certain conditions may exist as of the date the financial statements are issued, which may result in an additional loss. In the opinion of management none of these matters are expected to have a material effect on our results of operations or financial condition.

28.	Subsequent events

On February 3, 2024, the sale of our unbleached softwood kraft pulp mill in Hinton, Alberta to Mondi closed following the successful completion of regulatory reviews and satisfaction of customary closing conditions.

2023 Annual Report | 121

Directors and Officers

Effective February 14, 2024

Directors and Principal Occupation

Henry H. (Hank) Ketcham

Chair of the Board

Sean P. McLaren

President and Chief Executive Officer

Doyle N. Beneby

Corporate Director

Eric L. Butler

Corporate Director

Reid E. Carter

Corporate Director

John N. Floren

Corporate Director

Ellis Ketcham Johnson

President, Private Philanthropic Foundation

Brian G. Kenning

Corporate Director

Marian Lawson

Corporate Director

Colleen M. McMorrow

Corporate Director

Janice G. Rennie

Corporate Director

Gillian D. Winckler

Corporate Director

Senior Executive Officers and Office Held

Sean P. McLaren

President and Chief Executive Officer

Kevin J. Burke

Executive Vice-President, North American Operations

Keith D. Carter

Senior Vice-President, Western Canada

James W. Gorman

Senior Vice-President, Corporate Services

Robin A. Lampard

Senior Vice-President, Finance

Alan G. McMeekin

Senior Vice-President, Europe

Matthew V. Tobin

Senior Vice-President, Sales and Marketing

Christopher A. Virostek

Senior Vice-President, Finance and

Chief Financial Officer

2023 Annual Report | 123

Glossary of Key Terms

This Annual Report uses capitalized terms, abbreviations and acronyms that unless otherwise defined are defined under “Glossary of Key Terms” on page 74 of our Management’s Discussion and Analysis for the year ended December 31, 2023 incorporated into this Annual Report. The following key terms are included below for ease of reference:

AAC

Annual allowable cut.

The volume of timber that may be harvested annually from a specific timber tenure.

Adjusted EBITDA

Non-GAAP financial measure defined in the “Non-GAAP and Other Specified Financial Measures” section of the

2023 MD&A included in this Annual Report

B.C.

British Columbia

CAD or CAD$

Canadian dollars

Crown timber

Timber harvested from lands owned by a provincial government

EBITDA

Earnings before interest, taxes, depreciation and amortization

EDGAR

Electronic Data Gathering, Analysis and Retrieval system

EPS

Earnings per share

EU

Europe

EU OSB

Oriented strand board from the U.K. and Europe

EWP

Engineered wood products

GHG

Greenhouse gas

LIBOR

London interbank offered rate

M3

A solid cubic metre. A unit of measure for timber, equal to approximately 35 cubic feet.

Mcf

One thousand cubic feet. A unit of measure for laminated veneer lumber.

2023 MD&A

Management’s Discussion & Analysis for the year ended December 31, 2023

Mfbm

One thousand board feet equivalent to one thousand square feet of lumber, one inch thick

MMfbm

One thousand board feet (equivalent to one thousand square feet of lumber, one inch thick)

Msf

One thousand square feet. A unit of measure for Panel products (such as OSB, MDF and plywood) equal to one thousand square feet on a 3/4-inch basis for MDF, on a 3/8-inch basis for plywood and on either a 3/8-inch or 7/16-inch thick basis for OSB.

MMsf

One million square feet

Mtonne

One thousand tonnes

NA

North America

NA EWP

North America engineered wood products

NA OSB

Oriented strand board from Canada and the U.S.

NCIB

Normal course issuer bid

Norbord

Norbord Inc.

NYSE

New York Stock Exchange

OSB

Oriented strand board. An engineered structural wood panel produced by chemically bonding wood strands in a uniform direction under heat and pressure.

SEDAR+

System for Electronic Document Analysis and Retrieval+

SPF

Spruce/Pine/Fir lumber

SYP

Southern yellow pine lumber

Tonne

A unit of weight in the metric system equal to one thousand kilograms or approximately 2,204 pounds

TSX

Toronto Stock Exchange

U.K.

United Kingdom

U.S.

United States

USD or $ or US$

United States dollars

Forward-Looking Statements

This Annual Report contains forward-looking information or forward-looking statements (collectively, “forward-looking statements”) within the meaning of applicable securities laws, including those relating to our outlook for our markets, our business strategy and our ability to execute on such strategy, including positioning ourselves to invest in our company, improve productivity and our environmental footprint, and take advantage of opportunities, outlook for demand for our products and our ability to meet such demand, timing of Henderson start-up, expectations for Allendale’s performance, our SBTi commitments and our ability to maintain financial flexibility. Any such forward-looking statements are based on information currently available to us and are based on assumptions and analyses made by us considering our experience and our perception of historical trends and current conditions and are subject to inherent risks and uncertainties. Readers should also refer to the “Forward-Looking Statements” and “Risks and Uncertainties” section set forth in West Fraser’s 2023 MD&A included in this Annual Report. There can be no assurance that the plans, intentions, or expectations upon which forward-looking statements are based will be realized. Actual results may differ, and the difference may be material and adverse to West Fraser and its shareholders. Except as may be required by law, West Fraser undertakes no obligation to publicly update or revise any forward-looking statements.

Corporate Information

Effective February 14, 2024

Annual General Meeting

The Annual General Meeting of the shareholders of the Company will be held on April 24, 2024, at 11:00 a.m. at 1250 Brownmiller Road, Quesnel, British Columbia Canada V2J 6P5.

Auditors

PricewaterhouseCoopers LLP Vancouver, British Columbia Canada

Legal Counsel

McMillan LLP Vancouver, British Columbia Canada

Transfer Agent

Computershare Investor Services Inc.

Tel: 1 (800) 564-6253 Canada/USA

Tel: (514) 982-7555 International

Filings

www.sedar.com

www.sec.gov/edgar

Shares are listed on the TSX and NYSE under the symbol: WFG

Investor Contact

Robert B. Winslow, CFA

Director, Investor Relations & Corporate Development

Tel: (416) 777-4426

E: shareholder@westfraser.com

Website

WestFraser.com

Corporate Offices

Corporate Headquarters

885 West Georgia Street, Suite 1500 Vancouver, British Columbia

Canada V6C 3E8

Tel: (604) 895-2700

US Operations Office

57 Germantown Ct., Suite 300

Cordova, Tennessee, USA, 38018

Tel: (901) 620-4200

Fax: (901) 620-4204

Canadian Operations Office

1250 Brownmiller Road, Quesnel

British Columbia Canada V2J 6P5

Tel: (250) 992-9244

Fax: (250) 992-9233

Cowie Regional Office

Station Road

Cowie, Stirlingshire

Scotland FK7 7BQ

Tel: +44 (0) 1786-812921

Fax: +44 (0) 1786-817143

Toronto Corporate Office

One Toronto Street, Suite 600

Toronto, Ontario Canada M5C 2W4

Tel: (416) 365-0705

West Fraser Technology Centre

4960 Levy Street

Ville St. Laurent, Quebec

Canada H4R 2P1

Tel: (514) 832-3360

Fax: (514) 832-3388

Sales Offices

SPF Lumber, MDF, LVL

1250 Brownmiller Road, Quesnel

British Columbia Canada V2J 6P5

Tel: (250) 992-9254

Fax: (250) 992-3034

SPF Export Lumber & Pulp

885 West Georgia Street, Suite 1500

Vancouver, British Columbia

Canada V6C 3E8

Tel: (604) 895-2700

Fax: (604) 895-2976

SYP Lumber

57 Germantown Ct., Suite 300

Cordova, Tennessee, USA, 38018

Tel: (901) 620-4200

Fax: (901) 620-4204

OSB & Plywood

One Toronto Street, Suite 600

Toronto, Ontario Canada M5C 2W4

Tel: (416) 365-0705

Operations

Canadian Operations

SPF Lumber, Pulp, Plywood, MDF & LVL

1250 Brownmiller Road, Quesnel

British Columbia Canada V2J 6P5

Tel: (250) 992-9244

Fax: (250) 992-9233

OSB

One Toronto Street, Suite 600

Toronto, Ontario Canada M5C 2W4

Tel: (416) 365-0705

Fax: (416) 365-3292

US Operations

SYP Lumber & OSB

57 Germantown Ct., Suite 300

Cordova, Tennessee, USA, 38018

Tel: (901) 620-4200

Fax: (901) 620-4204

European Operations

Station Road

Cowie, Stirlingshire

Scotland FK7 7BQ

Tel: +44 (0) 1786 812921

2023 Annual Report | 125

Memberships and Partner Organizations

West Fraser believes in a layered approach to engagement. We actively participate in numerous forestry sector associations and external initiatives. We also belong to many local business organizations, such as the chambers of commerce, across our operating communities.

Product Circularity

West Fraser supports the circular economy, which is designed to eliminate waste and pollution and keep products and materials in use. The trees we harvest and the products we make are balanced by conserving and regenerating the ecosystems where we work.

2023 Annual Report | 127

West Fraser Timber Co. Ltd. 604.895.2700 WestFraser.com